04046252

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty Group Limited

*CURRENT ADDRESS Liberty Center
Ameshoff Street
Braamfontein, Johannesburg 2001
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

FILE NO. 82- 3924 FISCAL YEAR 12/31/02

• *Complete for initial submissions only* •• *Please note name and address changes*

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OICF/BY: EBS

DAT : 11/23/04

REVIEW
Annual Report 2002 | LIBERTY



Liberty. Lighting your way to financial prosperity.

Performance of business units and subsidiaries

LIBERTY IS THE FINANCIAL SERVICES GROUP WHICH BEST ANTICIPATES AND FULFILS CLIENT'S NEEDS AND ASPIRATIONS.

Liberty is a progressive financial services group that adopts a sophisticated approach to providing financial solutions. Liberty Group seeks to be the preferred supplier of, and point of access to, quality, value-added financial and associated services among high-net-worth South Africans. Liberty Group boasts high levels of security and good governance supporting its various obligations to its investors. Superior investment performance in relation to the clients' risk tolerance is of paramount importance to the Group and all major asset classes are managed to achieve this result.

Liberty Group's key strength remains its high-quality, highly trained and growing Agency, Franchise and Broker marketing forces. An emerging strength is the use of the powerful triangular relationship that the Group is building between itself, its intermediaries and its clients.

www.liberty.co.za

Liberty Centre, I Ameshoff Street, Braamfontein, 2001 P O Box 10499, Johannesburg 2000
Liberty Sentrum, Ameshoffstraat I, Braamfontein, 2001 Posbus 10499, Johannesburg 2000
Tel: (011) 408-3911 – Fax/Faks: (011) 408-2109

www.liberty.co.za e-mail/pos: info@liberty.co.za

25 March 2003

Dear Shareowner

EARLY RETIREMENT OF ROY ANDERSEN AND APPOINTMENT OF MYLES RUCK

On 11 March 2003 it was announced that Roy Andersen had decided to take early retirement. Consequently he resigned as Chief Executive and a Director of Liberty Group Limited and Liberty Holdings Limited with effect from 31 May 2003.

On behalf of the Board I would like to express our appreciation to Roy Andersen for his considerable contribution to the Group over the last six years.

Myles Ruck was appointed a Director of Liberty Group Limited and Liberty Holdings Limited with effect from 11 March 2003 and Chief Executive of Liberty Group with effect form 1 June 2003.

In terms of the Companies' Articles of Association Myles Ruck is required to retire from the Boards at the forthcoming annual general meetings of Liberty Group Limited and Liberty Holdings Limited to be held on 16 April 2003, but, being eligible, offers himself for re-election.

I trust that shareowners will join me in wishing Myles Ruck great success in his new appointment.

Yours faithfully

Derek Cooper
Chairman

Indexed new business premiums	+23,5%
Bancassurance new business premiums	+90,5%
New business margin	20,3%
Increase in value of new business	+32,9%
Net insurance cash flows of R4,5 billion	+53,6%
Renewal cost per policy	-1,6%
Headline earnings per share – continuing operations	-28,9%

Due to:

- Investment market conditions
- Increased STC charges

Embedded value per share of R55,28	+2,0%
Total ROE – continuing operations	13,9%

Key Features *(continued)*

Income statement features



New business premium income
(Rm)
12 000
10 000
8 000
6 000
4 000
2 000
1997
1998
1999
2000
2001
2002
Recurring premiums
Single premiums
Total new business premium income



Net cash flow from insurance operations
(Rm)
4 900
3 900
2 900
1 900
900
(100)
(1 100)
1997
1998
1999
2000
2001
2002

New business premium income has increased by 12,5% over 5 years (compounded annually). On an indexed basis (i.e. the sum of new recurring premiums plus 10% of new single premiums for the year), new business premiums reflect a 16,2% increase over 5 years (compounded annually). Recurring new business premiums increased by 18,1% and single new business premiums increased by 11,0% on the same basis. The increase in new business premium income resulted from continuous new product innovation, improved productivity in distribution channels and consistent gains in market share.

Net cash flows from insurance operations increased by 113,2% over 5 years (compounded annually). This increase, resulted from net premium income increasing by 11,5% over 5 years while total claims and policy-owners' benefits have increased only by 4,8%. The increase in net cash inflows reflects Liberty's underlying operational strength and the success of the customer value management (CVM) programme.

	2002	2001	% Change
Indexed new business (Rm)	**3 634,2**	2 943,6	23,5%
Life fund operating surplus (Rm)	**889,1**	1 319,7	(32,6%)
Net cash inflow from insurance operations (Rm)	**4 501,3**	2 930,6	53,6%
Management expense ratio - life insurance operations (%)	**7,9**	8,5	(0,6%)
Headline earnings per share on continuing operations (cents)	**391,5**	551,0	(28,9%)
Dividends declared per ordinary share - includes 2001 notional dividend (cents)	**278,0**	278,0	-

Value of new business written


(Rm)
700
600
500
400
300
200
100
-
1998
1999
2000
2001
2002

The Life Offices' Association of South Africa (LOA) market share statistics


25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
13,5%
13,0%
18,8%
20,4%
21,7%
18,7%
15,8%
14,0%
17,0%
20,7%
Recurring Individual
Single Individual
Half year ending June 1998
Half year ending June 1999
Half year ending June 2000
Half year ending June 2001
Half year ending June 2002

The value of new business written has increased by 25,0% over 4 years (compounded annually) while the new business margin increased from 15,9% in 1998 to 20,3% in 2002. These increases resulted from reduced maintenance and acquisition costs per policy as well as increased focus and sales of products with higher margins.

Consistent market share gains have been made by Liberty Group Limited and Charter Life Insurance Company Limited since June 2000. These gains are due to continuous product innovation, improved productivity in distribution channels and the success of the customer value management (CVM) programme.

Key Features *(continued)*

Balance sheet features


Embedded value
(Rm)
16 000
15 000
14 000
13 000
12 000
11 000
10 000
9 000
8 000
1998*
1999*
2000*
2001*
2002

* *After unbundlings and capital reduction*


Headline earnings per share on continuing operations compared to weighted policy-owner portfolio return
(cents)
700
600
500
400
300
200
100
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
1998
1999
2000
2001
2002
Headline earnings per share on continuing operations (cents)
Weighted policy-owner portfolio return

Embedded value increased by 11,0% over 4 years (compounded annually). During 2002 the effects of poor investment markets were offset by the strong operational performance of the life insurance operations.

Headline earnings per share on continuing operations decreased by 0,4% over 4 years (compounded annually). Shareowners earn 10% of capital bonuses declared to policy-owners on certain classes of business. The return on the weighted policy-owner portfolio (used as a proxy to determine the effect of shareowners' 10% participation) decreased from 25,3% in 2001 to -9,5% in 2002. The effect of investment returns on earnings was less apparent for the years 1998 to 2000 as contingency reserves were held in the life fund until 31 December 1999. During 2002 weak and volatile investment markets and the strengthening of the Rand resulted in a decrease in the life operating surplus. A higher secondary tax on companies (STC) charge was also incurred.

	2002	2001	% Change
Shareowners' funds (Rm)	**8 588,1**	8 345,8	2,9%
Life funds (Rm)	**73 700,3**	75 918,4	(2,9%)
Total assets (Rm)	**86 260,1**	89 401,4	(3,5%)
Capital adequacy cover (Times covered)	**3,0**	3,5	(14,3%)

Key financial indicators


Value created for shareowners - share price plus components previously unbundled
(R)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
1998
1999
2000
2001
2002
Liberty Group Limited
Stanbank
Cash
Liberty International


Value created for shareowners - dividends paid including dividends on previously unbundled components
(cents)
900
800
700
600
500
400
300
200
100
1998
1999
2000
2001
2002
Liberty Group Limited
Stanbank
Liberty International

A shareowner that held 100 Liberty shares from 1998 to 2002 would have received 46,62439 Liberty International shares, 117,278071 Stanbank shares and R10,50 in cash as a result of unbundlings in 1999 and the capital reduction in 2001. Collectively this 'package' has increased in value from R8 100,00 at the end of 1998 to R13 913,83 at the end of 2002, an increase of 72% over the last four years.

Assuming that the shares returned to shareowners were held by them and that the R10,50 capital reduction in 2001 was immediately reinvested in Liberty, then shareowners that held 100 Liberty shares from 1998 to 2002 have earned, collectively from all three sources, dividends amounting to 538,1 cents per share in 1999, 604,1 cents per share in 2000, 710,7 cents per share in 2001 and 774,4 cents per share in 2002. This represents an annually compounded increase in dividends over the last four years of 14%.

	2002	2001	% Change
Embedded value (Rm)	**15 126,6**	14 767,4	2,4%
Embedded value per share (R)	**55,28**	54,21	2,0%
Return on embedded value (%)	**7,9**	26,4	(18,5%)
Value of new business written (Rm)	**604,6**	454,8	32,9%
New business margin (%)	**20,3**	18,5	1,8%
Total return on equity on continuing operations (%)	**13,9**	40,4	(26,5%)



TAKING CARE OF BUSINESS

Liberty is totally focused on an explicit strategy to **build value** for shareowners, policy-owners, staff, intermediaries and the community in which we live and work.

Every employee is aligned with this strategy, **every action** is judged against this strategy, **every decision** is guided by this strategy.

Group structure at 31 December 2002


LIBERTY HOLDINGS LIMITED
LIBERTY GROUP LIMITED (54,4%)
Subsidiaries
Joint Ventures
Charter Life (100%)
Liberty Ermitage Jersey (100%)
Liberty Group Properties (100%)
Liberty Healthcare (100%)
Electric Liberty (100%)
Hightree Financial Services (100%)
STANLIB Limited (50%)
STANLIB Asset Management (100%)
STANLIB Wealth Management (100%)
Astute Financial Services (33%)

LIBERTY IS THE FINANCIAL SERVICES GROUP WHICH BEST ANTICIPATES AND **FULFILS CLIENTS' NEEDS** AND ASPIRATIONS.

PROFILE

Liberty is a progressive financial services group that adopts a sophisticated approach to providing financial solutions. Liberty seeks to be the preferred supplier of, and point of access to, quality, value-added financial and associated services both locally and internationally. Liberty Group boasts high levels of security and good governance supporting its various obligations to its investors. Superior investment performance in relation to the clients' risk tolerance is of paramount importance to the Group and all major asset classes are managed to achieve this result.

Liberty Group's key strength remains its high-quality, highly trained and growing agency, franchise and broker marketing forces. The powerful relationship that the Group continues to build between itself, its intermediaries and its clients secures a close one-to-one relationship that includes face-to-face consultancy and individual response to personal financial needs and aspirations.

The Liberty Group offers a comprehensive and complementary range of non-banking financial services and is highly respected for its contemporary approach to product design. Product development remains a key competence. Sophisticated domestic and offshore investment and risk products which meet ever-changing client needs can be brought from actuarial concept to market offering within days or weeks. The business unit structure within the Liberty Group drives the product design process and resultant service as close as possible to the specific target markets and clients that it aims to serve. The product development committee, chaired by the Group chief executive, supervises overall product strategy and co-ordination across the business units and ensures that all new products meet satisfactory profitability and risk criteria.

The various business units offer a variety of tailored products:

Liberty Personal Benefits (LPB) – offers assurance and investment products for the individual. These include life and disability insurance options, local and offshore investment plans, retirement savings plans, preservation schemes and annuities.

Liberty Corporate Benefits (LCB) – markets a flexible, packaged solution to the retirement funding needs of the staff of corporate bodies. Larger funds may separately purchase elements of the package, such as investment services and the provision of death and disability benefits.

Charter Life – offers retail assurance and investment policies specialising in bancassurance.

Liberty Healthcare – markets healthcare products and services, such as the Liberty Medical Scheme, which offers the ProVia range of benefits, best suited to the corporate market, and the ProCure range of benefits, best suited to the individual market. The unit also offers the Provision Fund for post-retirement healthcare funding, Medical Lifestyle (a successful and popular health insurance product) and the recently launched Medical Lifestyle Plus product. The decision to move the administration of the Liberty Medical Scheme to Medscheme allows Liberty to offer one of the most cost effective and stable medical schemes in a complex healthcare environment.

Liberty Group Properties – leases, manages and administers in excess of a hundred buildings countrywide, which are strategically located in prime retail, office and industrial nodes. This includes flagship shopping centres Sandton City and Eastgate in Gauteng, Greenacres in Port Elizabeth and now Liberty Midlands Mall in Kwazulu-Natal (to be completed in October 2003).

Liberty Ermitage – a Jersey-based fund management company that specialises in alternative investments. Through strong teams in fund research, client service and fund administration, Liberty Ermitage is able to deliver a range of bespoke quality investment products and services to institutions and private clients. There are operations in Bermuda, Jersey, Luxembourg and London with a total of 53 people.

Hightree Financial Services – a well established life and investment distribution company in London. By utilising the existing Hightree management, together with the Liberty Group's proven distribution expertise, Hightree will be used as a platform to grow offshore distribution. The distribution activities of Hightree are complementary to the fund management activities of Liberty Ermitage.

STANLIB LIMITED

STANLIB is a new company but its roots and credentials are long-established. It brings together the asset management and wealth product marketing of two of the strongest financial service brands in South Africa – the Standard Bank and Liberty groups.

STANLIB serves both local and African markets and offers a product mix featuring both local and global brands and is a substantial player in the South African financial services industry. From day one it had a 400 000 strong client-base. Funds under administration top the R48 billion mark while assets under management exceed R128 billion.

STANLIB was officially launched in May 2002. It is owned jointly by Standard Bank and Liberty and comprises two wholly-owned business units:

STANLIB Asset Management – (focused on the management of institutional and retail funds and investment portfolios).

STANLIB Asset Management is founded on the award-winning Liberty Asset Management (Libam) operation. The team composition was then enriched by the addition of hand-picked investment professionals from SCMBAM. The team is a top quartile performer over one, two and three years in both the Retirement Fund and Life Fund categories. In the Unit Trust arena, the team is a multiple winner of the Raging Bull Plexus Award for overall performance across all funds.

STANLIB Asset Management applies the GARP investment style or Growth At a Reasonable Price. It uses research-driven fundamental analysis to establish the intrinsic value of assets. It can then connect its clients to upside potential. Its well proven investment process involves a top-down view of markets and bottom-up research of specific stocks. STANLIB Asset Management integrates top-down and bottom-up perspectives while making strong use of quantitative modelling to determine price drivers, portfolio construction and risk control. The result is consistent performance and superior returns.

STANLIB Wealth Management – (focused on financial product development, product marketing and client support).

STANLIB Wealth Management is the largest provider of wealth management products with the strongest distribution system in South Africa and, through Standard Bank Unit Trusts and Liberty Unit Trusts, markets the largest pool of unit trust assets in South Africa. The division aggregates the strengths of LCI (Liberty Collective Investments), LSI (Liberty Specialised Investments), SBLIS (Standard Bank Linked Investment Services), SBUT (Standard Bank Unit Trusts) and STANLIB Multi-Manager, formerly known as Lodestone Investments. In addition, STANLIB has an interest in Simeka, a black economic empowerment specialist in indexation or passive investment management.

A comprehensive suite of institutional and retail investment products, tailor-made to satisfy the needs of clients, is offered. These products include:

- domestic fund management for institutions and pension and provident funds in seven African markets, including specialist or balanced mandates in equity, bonds and cash;
- international investment for institutions and pension and provident funds in seven African markets, including specialist or balanced mandates through Liberty Ermitage's equity, bonds and cash; and
- unit trust management for both the institutional and retail investor in Swaziland, Lesotho and Namibia.



Derek Cooper – *Chairman*

"A YEAR OF TWO PARTS: **GOOD OPERATIONAL PERFORMANCE** CONTRASTED BY **POOR GLOBAL MARKETS**"

– Derek Cooper

BUILDING ON OUR PROVEN ENTREPRENEURIAL CULTURE

Performance highlights

In a notably challenging macro-operating environment characterised by historic lows in world equity markets, for the financial year to 31 December 2002, Liberty Group Limited (Liberty) increased its market share, indexed new business sales (by 24%) and operating margins. Despite these gains, Liberty was unable to avoid the impact of falling equity markets and a strengthening Rand which further reduced the Rand equivalent value of the Group's offshore portfolios.

Consequently headline earnings decreased by 29% from R1 499 million (2001) to R1 069 million. Headline earnings per share declined by the same percentage from 551,0 cents to 391,5 cents.

In addition to the market and margin gains mentioned, Liberty

- achieved a gratifying relative investment performance through the new STANLIB operations;
- increased the value of new business written by 33% to R605 million;
- generated positive net cash inflows of R4,5 billion from insurance operations (2001: R2,9 billion); and
- increased bancassurance sales by 91%; evidence of the benefits of the close working relationship between the Standard Bank and Liberty groups.

The economy

Key world markets were notably volatile for most of 2002. In particular, global equity markets were reeling. The South African market was not immune to these global conditions. The All-Share Index of the JSE Securities Exchange South Africa in Johannesburg yielded an overall negative return of 8,3%.

The South African Government continues to manage the country's macro-economic fundamentals well, with inflation targets for 2003 reduced to between 3% and 6% and the balance of payments remaining sound. The Rand has strengthened appreciably in recent months in sharp contrast to its depreciation against major currencies during the last few weeks of 2001.

Finance Minister Trevor Manuel's 2003 Budget speech is a further encouraging signal that the Government is striving to soften the tax burden on taxpayers while also maintaining expenditure in such crucial areas as healthcare, education and water supply. The reduction in national tax will place an estimated R13 billion in the hands of taxpayers, which should help to stimulate overall economic growth. The reduction of tax on retirement funds from 25% to 18% is welcomed and bodes well for the Group's ability to enhance value for shareowners and policy-owners alike.

Capital adequacy and dividend cover

Globally, particularly in Europe, insurance companies are coming under increasing pressure to maintain adequate levels of capital in order to support their life insurance operations.

In South Africa the Liberty Group is well positioned in this regard with its capital three times greater than the statutory requirement. Although this is a comfort in the current environment, the Group remains over-capitalised under normal conditions, consequently the interim dividend cover for 2002 was reduced from two to 1,5 times headline earnings per share and the final dividend of 116 cents results in the overall cover for the year reducing to 1,4. It is comforting to have the Group's capital at its current conservative level in order to support the life insurance operations in the current weak and volatile markets, however, when conditions improve the capital levels will have to be reconsidered.

Legislative and environmental challenges

The greater financial services sector, including the life insurance industry, has witnessed the development and implementation of a significant increase in new legislation, regulation, policies and guidelines in recent years. The Policyholder Protection Rules (PPR) and legislation to control financial advisors and intermediaries are now fully in force, while new legislation to curtail money laundering has been introduced.

Liberty continues to cope well in this environment and we are proactive in the development of systems and processes enabling the Group and its sales force to meet these stringent demands.

Financial Services Charter and BEE

The South African financial services sector is approaching the need to promote and facilitate black economic empowerment (BEE) in a highly co-ordinated and responsible manner. The Liberty Group is working productively in partnership with the Life Offices' Association (LOA) and the Banking Council of South Africa (BCSA) in developing a credible Financial Services Charter. The principal aim of the charter is to ensure that at all levels of economic participation, South Africa's sophisticated financial services sector will mirror the country's rich ethnic and cultural diversity without compromising the dual role it must play as a safe haven for people's savings and a facilitator of economic growth.

The inception of STANLIB

The STANLIB joint venture between the Standard Bank and Liberty groups has shown in its first eight months of commercial operations that this successful alliance has much value to offer the Group and, more importantly, to our clients.

The merger is progressing well and the year's results confirm the decision to combine these asset and wealth management entities. During 2003 focus will be on systems and product integration which will bring more benefits, particularly to our client base.

At year end, STANLIB Asset Management had assets under management of R128 billion, unchanged from the beginning of the year as net inflows of R2 billion were offset by lower market values. STANLIB Wealth Management sales for the year were R34 billion with an increase in market share for its unit trust business. We remain confident of the longer-term prospects of this joint venture.

Human capital

The ongoing development of highly focused and well-skilled human capital remains a strategic imperative. It is encouraging to be able to report further progress in this field during the year. In a period of significant advances in managing human resources, the Group launched its innovative B^3 initiative which is founded on the premise of having "the best people, doing the best things, best!". To remain successful in the highly competitive South African insurance and financial services sector it is critical that Liberty continues to invest in recruiting and developing its people. This strategic commitment is being undertaken with full regard for the spirit and the letter of the Employment and Equity Act of 1998. It is therefore pleasing to report that the Group remains on track to achieve its 2004 employment equity targets.

Responsible corporate citizenship

The Liberty Foundation, established in 1971, continues to focus on sponsoring and championing education, training and related community programmes aimed at helping to develop the country's human potential through personal empowerment and the development of market-oriented skills.

In addition the Foundation retains a complementary focus on the HIV/AIDS pandemic. Through various educational and infrastructural support initiatives it is helping to counter the psychological, social and economic impacts of this scourge.

HIV/AIDS Policy

In our own workplace, the focus on the HIV/AIDS challenge has been further strengthened. A high-level HIV/AIDS review committee which comprises senior executives has been formed. This, along with the implementation of far-reaching new policy guidelines aimed at minimising the impact of the disease on our own people, shows our caring commitment.

In the wider South African community, the pandemic has presented several challenges to the insurance and banking industries. As an example, people who are diagnosed as HIV-positive do not qualify for life insurance, nor do they qualify for mortgage bond finance to acquire a home.

In response to the plight of would-be homeowners whose status is HIV-positive, the life insurance and banking industries are currently engaged in comprehensive discussions aimed at enabling these would-be homeowners to qualify for a R100 000 mortgage bond within the normal minimum financial criteria applicable to all bond applications. It is our sincere hope that the industry is successful in this aim which will contribute appreciably to ameliorating the plight of HIV-positive people.

Corporate governance

The Group has responded to the challenge of even more effective corporate governance in South Africa. The comprehensive corporate governance review that starts on page 13 sets out our processes and commitment to this important aspect of commercial life.

We have formed a group risk committee reporting directly to the board of directors under the chairmanship of one of our independent, non-executive directors, Martin Shaw. Separate audit committees have also been established for the Liberty Ermitage and STANLIB groups. These committees report to the Liberty Group Audit and Actuarial Committee.

Prospects

World markets are expected to remain relatively weak for most of 2003. Global economic recovery in time is inevitable.

Liberty is well placed to benefit from the opportunities inherent in the revival of world and domestic markets. Liberty Group has a robust strategic platform off which to pursue growth opportunities, and our people remain focused and motivated. This augurs well for our shareowners and policy-owners, and all other stakeholders in our Group.

Appreciation

On behalf of the Liberty Group's shareowners and policy-owners, I would like to thank the team of executives and employees for their enthusiasm in the face of challenges in the marketplace and particularly for producing a strong operating performance.

The loss of two of our executive directors, David Nohr to retirement and Mark Bloom to Australia, is sad and their skills will be missed. To them I extend appreciation and thanks for their contribution, over many years, to the Group.

Roy Andersen has successfully led the Group in a difficult year. I would like to thank him for his unwavering commitment to the Group and its many stakeholders. To the Board, for their support and advice, many thanks.

I also thank all the Group's policy-owners, brokers, agents, franchisees and suppliers for their continuing commitment. Our growth and prosperity depend on your sustained support. We look forward to building further good relations with you throughout 2003.

Derek Cooper
Chairman

27 February 2003

INTRODUCTION

The Liberty Group (Liberty Holdings Limited, Liberty Group Limited and its subsidiaries) remains committed to the ongoing review and continuous reassessment of the quality of its corporate governance practices and maintains a strong drive to remain at the cutting-edge of global best practice in business management and corporate governance. The primary motivation is to ensure that the Liberty Group conducts its business activities with integrity in order to be responsive to the needs of all stakeholders, including shareowners, policy-owners, intermediaries and other customers, employees and their community, suppliers, other business partners and government.

The second King Report on Corporate Governance for South Africa, including the code of corporate practices and conduct (King II), came into effect on 1 March 2002. The Liberty Group strongly supports the application of King II and aspires to fulfil the principles contained therein. The Liberty Group is already compliant with most of the recommendations contained in this report and the boards of directors will continue to focus on those areas where governance could be further enhanced, taking cognisance of the recommendations contained in King II.

BOARDS OF DIRECTORS

Composition of the boards of directors

The composition of the boards of directors of both Liberty Group Limited and Liberty Holdings Limited at 31 December 2002 is featured on pages 10 and 76 respectively of the financial statements booklet of the annual report.

The two listed companies have each adopted a unitary board structure, with the Liberty Group Limited and Liberty Holdings Limited boards consisting of 12 and 8 directors respectively. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to the boards.

Role and function of the boards of directors

The boards are responsible for the ultimate control of the businesses of the Liberty Group and for ensuring that appropriate management structures are in place. Some of these structures are described in this corporate governance review. These structures are designed to provide a reasonable level of assurance as to the proper control of the Liberty Group's affairs.

The boards define the Liberty Group's objectives and participate in discussions on, and monitor the progress of, strategic direction and policy, operational performance, business acquisitions and disposals, the approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on the Liberty Group's affairs.

The boards meet quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. The Liberty Group's overall daily operations are managed and overseen by Roy Andersen, the group chief executive.

Details of attendance of each director at meetings of the boards are set out on pages 17 and 18.

Independence of the boards of directors

By adhering to a number of key principles, the boards' independence from the daily executive management team is ensured:

- the roles of chairman and chief executive are kept separate;
- in Liberty Group Limited, 7 of the 12 directors are non-executive, with 5 of the 7 non-executive directors being independent;
- in Liberty Holdings Limited, 7 of the 8 directors are non-executive, with 5 of the 7 non-executive directors being independent;
- the group audit and actuarial committee consists of independent, non-executive directors and an external consulting actuary, the group risk committee consists of independent non-executive directors and the group remuneration committee consists of independent non-executive directors and the chairman of the boards;
- non-executive directors do not hold service contracts with the Liberty Group and their remuneration is not tied to the companies' financial performance; and
- all directors have access to the advice and services of the company secretary and are entitled, at the expense of the Liberty Group and with the prior agreement of the Group chairman, to seek independent professional advice on the affairs of the Liberty Group.

Going concern

The directors have no reason to believe that the Liberty Group does not have adequate resources to continue in business for the foreseeable future. Accordingly, the financial statements of Liberty Group Limited and Liberty Holdings Limited, set out on pages 12 and 78 respectively of the financial statements booklet of the annual report, have been prepared on the basis of a going concern.

Share dealing by directors and senior personnel

The Liberty Group has implemented a code relating to share dealing by directors and other senior personnel who, by virtue of the key positions they hold, have comprehensive knowledge of the Group's affairs. The code imposes closed periods in order to prohibit dealing in Liberty Group Limited and Liberty Holdings Limited securities before the announcement of mid-year and year-end financial results or in any other period considered price sensitive, having regard to the requirements of the JSE Securities Exchange South Africa in respect of dealings of directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the executive director, finance.

The code goes further by also restricting dealings by directors and other senior personnel (to the extent that they are aware) in any security that may be affected by a transaction or proposed transaction between Liberty Group Limited or Liberty Holdings Limited and such company.

Appointment and re-election of directors

All directors of Liberty Holdings Limited are subject to retirement by rotation and re-election by shareowners at least once every three years in accordance with that company's articles of association.

In respect of Liberty Group Limited, only the non-executive directors are subject to retirement by rotation and re-election by shareowners at least once every three years in accordance with that company's articles of association.

The appointment of new directors is approved directly by the appropriate board, subject to shareowner confirmation at the following annual general meeting.

The group chief executive has, as part of his contract of employment, a requirement to give or receive six months' notice to terminate his services and other executive directors are required to give or receive one month's notice to terminate their services.

Induction of new directors

An orientation programme for new directors is in place to ensure they are adequately briefed and have the required knowledge of the company's structure, operations and policies to enable them to fulfil their company duties and responsibilities. The company secretary is responsible for administering this programme.

New directors are also provided with detail of all applicable legislation, a copy of the company's articles and memorandum, copies of recent board minutes and a booklet setting out their duties and responsibilities as directors. The orientation programme includes meeting with the executive directors and other members of executive management as part of the process of familiarising new directors with the Liberty Group.

Boards of directors of subsidiary and associate companies

Liberty Group Limited's operating subsidiaries and associate companies have their own boards of directors, which are responsible to the Liberty Group Limited board for the proper management of the subsidiary or associate companies. The boards of these meet quarterly under the chairmanship of Roy Andersen.

The role of these boards involves participating in discussions on and maintaining the progress of strategic direction and policy, operational performance, approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning and any other matters that do or may impact materially on the subsidiary or associate companies' activities.

Company secretarial function

The company secretary is required to provide the directors of the company, collectively and individually, with detailed guidance on their duties, responsibilities and powers and to provide information on legislation relevant to or affecting the company and reporting at any meetings of the shareowners of the company or of the company's directors, any failure to comply with such legislation, including the JSE Securities Exchange South Africa listings requirements.

The company secretary is required to ensure that minutes of all shareowners' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded in accordance with section 242 of the Companies Act. The administration of closed period for dealing in listed securities of the Liberty Group and the induction of new directors are also the responsibility of the company secretary.

BOARD COMMITTEES

The boards have established three committees to assist the directors and the boards in fulfilling their duties and responsibilities. These committees (the group audit and actuarial committee, the group risk committee and the group remuneration committee) operate according to the terms of reference stipulated by the respective boards. Details of these board committees follow.

Group audit and actuarial committee

Members

Messrs W S MacFarlane (chairman), D A Hawton, A Romanis and M J Shaw (all of whom are independent non-executive directors) and S Handler (an actuary and retired executive director of Liberty Group Limited). D D B Band resigned as a director of Liberty Group Limited and Liberty Holdings Limited and ceased to be a member of the group audit and actuarial committee from 13 March 2002. M J Shaw became an independent non-executive director of Liberty Group Limited and Liberty Holdings Limited on 13 March 2002 and a member of the committee on that date.

Principal objectives

The group audit and actuarial committee's principal objectives are to:

- act as an effective communication channel between the boards on the one hand and the external auditors and the head of internal audit on the other;
- satisfy the boards that adequate internal, financial and operating controls are addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored;
- provide the boards with an assessment of the effectiveness of the external auditors and the internal audit function;
- provide the boards with an assessment of the effectiveness of the compliance function;
- enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by the Liberty Group, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to the Liberty Group's life insurance activities;
- provide the boards with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public announcements issued by the Liberty Group; and
- monitor the application of the policy governing the provision of non-audit services by the Liberty Group's external auditors, set out on pages 19 and 20, and review the extent and nature of all non-audit services provided.

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and internal audit functions. The external auditors, the head of internal audit, the statutory actuary, group secretary, head of group risk and the group compliance officer have unrestricted access to the chairman of the group audit and actuarial committee at all times. Liberty Ermitage Jersey Limited and STANLIB Limited have their own audit committees, comprising non-executive directors, some of whom are independent. These audit committees meet quarterly and minutes of these meetings are reviewed at group audit and actuarial committee meetings.

Meetings

Group audit and actuarial committee meetings are held at least four times a year and are attended by the Liberty Group's external auditors, the statutory actuary, the head of internal audit and the appropriate members of the senior executive management team.

Group risk committee

Members

Messrs M J Shaw (chairman), W S MacFarlane and A Romanis (all of whom are independent non-executive directors).

Principal objectives

The group risk committee's principal objectives are to:

- review the Liberty Group's risk philosophy, strategy and policies recommended by executive management;
- review compliance with risk policies and with the overall risk profile of the Liberty Group;
- review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- review the adequacy and effectiveness of the Liberty Group's risk management function and its implementation by management;
- ensure that material corporate risks have been identified, assessed and receive attention; and
- provide the boards with an assessment of the state of risk management within the Liberty Group.

Meetings

The first meeting of the Group risk committee was held on 21 November 2002. This committee will meet at least twice a year.

Group remuneration committee

Members

Messrs D A Hawton (chairman), M J Shaw from 11 December 2002 (both independent non-executive directors) and D E Cooper (chairman of the boards of directors). D D B Band served on the committee to 13 March 2002.

Principal objectives

The group remuneration committee deals with all aspects of the remuneration of directors and senior executive management, including the allocation of share options. The committee's principal objectives are to:

- ensure that executive directors and members of senior executive management are appropriately and fairly remunerated and incentivised for their contribution to the Liberty Group's financial and operating performance in accordance with the Group's remuneration philosophy;

- ensure that market-competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high-performance staff at all levels in order to realise corporate objectives and to safeguard shareowner interests;
- determine short- and long-term pay structures for executive directors and members of senior executive management;
- assess and authorise specific reward proposals for executive directors and members of senior executive management, including approving all grants of discretionary share options and bonus payments;
- set remuneration levels for non-executive directors for submission to board and approval by shareowners; and
- ensure compliance with applicable laws and codes.

Meetings

The group remuneration committee meets at least twice a year.

Directors' remuneration

Remuneration philosophy

The Liberty Group's philosophy is to appropriately reward performance that results in the attainment of business strategies and goals. Remuneration packages are structured at levels that will attract, incentivise and retain top-calibre senior executives.

In accordance with this philosophy, the package for executive directors and senior executives includes a fixed salary and benefit component, as well as a variable performance-linked bonus payment and an allocation of share options. The performance-related elements are linked to the achievement of strategic objectives and are intended to incentivise and motivate executives to align their individual goals with organisational goals.

Fixed salary

The fixed element of remuneration is set at relevant market-related levels, taking individual performance and responsibilities into account.

Performance bonuses

The executive directors' performance bonus scheme is based on the achievements of short-term performance targets, which are individually relevant to each executive director. The targets relate to Group financial performance and growth in embedded value, the achievement of strategic objectives and previously agreed personal targets. Measures and targets are set and reviewed annually by the group remuneration committee to ensure that they are appropriate for judging the performance of both the company and the individual.

Share option schemes

Executive directors also participate in the Liberty Group's share option schemes. This is intended to promote an alignment of interests with those of shareowners and provide a longer-term incentive as part of the remuneration structure.

Pension and medical aid

Pension and medical aid benefits are provided on the same basis as provided to other employees.

Annual performance reviews

Packages, including performance bonuses and share option allocations, are reviewed annually by the remuneration committee with due regard to individual performance and market rates. No executive director is present when his package is discussed.

The chairman appraises the performance of the chief executive at least annually. The appraisal focuses on the implementation of policies and strategies adopted by the board, operational performance and leadership. The appraisal results are reviewed and discussed by the remuneration committee and are used to determine the chief executive remuneration.

Fees for non-executive directors

Non-executive directors receive a fee for their contribution to the boards and board committees of which they are members. Fee structures are recommended to the remuneration committee and the board by the chairman of the remuneration committee, after suitable research on trends in and levels of directors' remuneration.

Disclosure of directors' remuneration

Individual disclosure of the remuneration of executive and non-executive directors of Liberty Group Limited and Liberty Holdings Limited is incorporated on pages 66 and 67 and on pages 104 and 105 respectively of the financial statements booklet of the annual report.

Directors' meetings

The number of directors' meetings and number of meetings attended by each of the directors during the year were:

Liberty Group Limited	Board of directors		Group audit and actuarial committee		Risk committee		Remuneration committee		Executive management committee	
	A	B	A	B	A	B	A	B	A	B
D E Cooper	5	5					4	4		
R C Andersen	5	5							16	16
H I Appelbaum	5	3							16	11
D D B Band	2	2	2	2			2	1		
M A Bloom	5	5							16	15
E Bradley	2	2								
S Handler [(1)]			5	5						
D A Hawton	5	5	5	5			4	4		
M J Jackson	5	5							16	16
R J Khoza	5	4								
W S MacFarlane	5	5	5	5	1	1				
S J Macozoma	2	1								
J H Maree	5	5								
D S Nohr	5	5							16	14
R A Plumbridge	2	2								
M Rapp	5	2								
A Romanis	5	5	5	5	1	1				
M J Shaw	3	3	3	3	1	1				
C B Strauss	2	2								
E P Theron	2	1								

Column A indicates the number of meetings held during the year while the director was a member of the board or committee.
Column B indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.

(1) Mr S Handler, a retired executive director of Liberty Group Limited, serves on selected board committees.

Liberty Holdings Limited	Board of directors		Audit committee	
	A	B	A	B
D E Cooper	2	2		
R C Andersen	2	2		
D D B Band	1	1	2	2
E Bradley	1	1		
S Handler (1)			5	5
D A Hawton	2	2	5	5
W S MacFarlane	2	2	5	5
J H Maree	2	2		
R A Plumbridge	1	1		
M Rapp	2	2		
A Romanis	2	2	5	5
M J Shaw	1	1	3	3
C B Strauss	1	1		

Column A indicates the number of meetings held during the year while the director was a member of the board or committee.
Column B indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.
(1) Mr S Handler, a retired executive director of Liberty Group Limited, serves on selected board committees.

RISK MANAGEMENT

Responsibility for risk management

The boards acknowledge their responsibility for establishing appropriate risk and control policies and ensuring that adequate risk management processes are in place. A Group risk committee, being a board committee of the Liberty Group Limited board, was established during the year under review to assist the board in discharging its risk management obligations. Details of this committee are set out on page 15 of this report.

The Liberty Group's risk management processes are designed to control and monitor risk throughout the Liberty Group. For effectiveness, these processes rely on regular communication, sound judgement and a thorough knowledge of products and markets by the people closest to them. Management and various specialist management committees are tasked with integrating the management of risk into the day-to-day activities of the Group. Details of these management committees are set out on pages 20 and 21 of this report.

As risk management continues to evolve both locally and globally, the Liberty Group's processes and structures are constantly reviewed. A group risk executive has been appointed to co-ordinate the Liberty Group's internal audit, compliance, financial control and risk management activities. Liberty Group maintains a strong relationship with the Standard Bank Group risk department.

Group risk management

A group risk management function has been established, with the aim of developing, communicating and overseeing the processes for identifying, evaluating and managing the significant risks faced by the Liberty Group on an ongoing basis.

A risk management framework and process for the Liberty Group has been developed and the implementation thereof commenced during the year. During the second half of 2002, workshops were held at the executive management committee and at business unit levels in order to identify, rate and rank the significant risks faced by the Liberty Group.

Management is now involved in the review of existing controls and risk management procedures as well as the development of action plans where enhancements can be made to existing procedures.

Internal, financial and operating controls

The boards acknowledge their responsibility for ensuring that the Liberty Group implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to senior executive management by the boards.

The group audit and actuarial committee reviews these matters regularly on behalf of the boards.

Even effective systems of internal, financial and operating controls, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls which, accordingly, are reviewed and reassessed continuously.

The Liberty Group maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or dispossession;
- compliance with applicable laws and regulations; and
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the boards and senior executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

The boards have not been made aware of any issue that would constitute a material breakdown in the functioning of these controls during the year under review or subsequently.

Business continuity and technology recovery

A comprehensively documented process is in place to allow the critical business processes to continue operations at an alternate business location in the event of a large-scale incident disrupting business activities. Extensive testing of the business recovery programme has commenced and will continue on a cyclical basis.

During 2002, a significant investment was made in the acquisition of a second highly secure operational computer room, as well as contractual access to a syndicated cold site third computer room, to ensure sustainable high availability of all computer services. The second computer is fully operational and the cold site has been tested extensively. Testing will continue on a cyclical basis.

Compliance

The primary role of the group compliance function is to minimise regulatory risk by assisting management in complying with statutory, regulatory and supervisory requirements.The group compliance function, together with the compliance functions of the business units, facilitates the management of compliance through analysis of statutory/regulatory requirements, training, monitoring and other services. The group compliance function reports to the group risk executive, with regular overseeing activities by the group audit and actuarial committee.

Internal audit

The internal audit functions of the Liberty Group are located in group internal audit services.The Liberty Group's internal auditors perform an independent review and appraisal of the Group's operational activities and operate with the full authority of the group audit and actuarial committee.

Group internal audit services are charged with examining and evaluating the effectiveness of the Liberty Group's operational activities, the attendant business risks and the systems of internal, financial and operating controls, with major weaknesses being brought to the attention of the group audit and actuarial committee, the external auditors and members of senior executive management for their consideration and remedial action.The head of group internal audit services reports to the group risk executive and has direct access to the chairman of the group audit and actuarial committee.

All reports issued by group internal audit services are circulated to the external auditors for their perusal, comment and, where appropriate, action.

External audit

PricewaterhouseCoopers Inc. are the Liberty Group's appointed firm of external auditors. In addition to the audit of Liberty Group's operations worldwide, PricewaterhouseCoopers Inc. also audits the Liberty Group's statement of embedded value.

The boards have approved a policy governing the provision of non-audit services by the Group's external auditors. The policy requires the group audit and actuarial committee's prior approval for any non-audit assignment with a fee in excess of R250 000.

The code of ethics for professional accountants, published by the International Federation of Accountants, is used as a guide by members of the group audit and actuarial committee in determining whether or not any proposed non-audit services would substantively impair the independence of the external auditors.

RISK AND GENERAL MANAGEMENT COMMITTEES

The following committees are not board committees of the Liberty Group. These committees are management committees that are responsible for governing key aspects of the business of the Liberty Group.

Executive management committee

Members

Mr R C Andersen (chairman), Mrs L Dewey and Messrs H I Appelbaum, M A Bloom, B T Gamedze, M L Garbutt, L I Izikowitz, M J Jackson, C V Lawrence, I H Maron, J McLean, R L Mitchell, D S Nohr, D L C Pienaar, M Smale and A J Woolfson. Messrs M Alexander, D R de Klerk and A C Lonmon-Davis were appointed to the executive management committee in February 2003.

Primary objectives and meetings

The executive management committee acts as an advisory body to the group chief executive on the operations of the Liberty Group. It meets at least monthly and is responsible for the strategic plan, as approved by the board, its implementation and the monitoring of progress with implementation.

The various management committees detailed below, which, inter alia, are tasked with integrating the management of risk into day-to-day activities, are all represented at the executive management committee.

Group development committee

Chairman

R C Andersen

Primary objectives and meetings

To ensure that the Liberty Group attracts, retains, develops and utilises the required high level human capital to achieve its strategic objectives by:

- developing a succession plan for all key positions;
- reviewing human capital index changes and trends and taking corrective action as and when required;
- assuming a proactive role in the development and monitoring of key individuals' career development; and
- reviewing progress made across the Liberty Group in meeting employment equity targets.

This committee meets three times each year.

Group finance committee

Chairman

M A Bloom (To be succeeded by D R de Klerk with effect from 1st March 2003)

Primary objectives and meetings

The group finance committee meets monthly and is responsible for such operational finance matters as:

- determining and implementing financial policies and procedures;
- planning of budget and reporting cycles;
- improving core accounting processes and internal controls;
- developing and maintaining financial reporting processes; and
- deriving maximum value from existing and new technologies.

Product committee

Chairman

R C Andersen

Primary objectives and meetings

The product committee meets monthly to assess whether all new products conform to the Liberty Group's predetermined requirements and standards such as appropriate margins, investment backing, legal, underwriting, tax considerations and, where appropriate, currency risks, as well as the Liberty Group's administrative capabilities for managing these products.

Investment operations committee

Chairman

M A Bloom

Primary objectives and meetings

The investment operations committee oversees the high-level asset mix parameters for various products and portfolios. It is also tasked with agreeing benchmarks and mandates for performance of each investment portfolio in conjunction with STANLIB Asset Management Limited. Asset/liability matching is a core focus of the committee. This committee meets monthly.

Underwriting committee

Chairman

D S Nohr (To be succeeded by A C Lonmon-Davis with effect from 1st June 2003)

Primary objectives and meetings

The committee meets quarterly to review underwriting standards and claims experience. It also monitors reinsurance retention limits and stop loss limits.

Technology strategy committee

Chairman

L I Izikowitz

Primary objectives and meetings

The principal objective of the technology strategy committee is to ensure that due diligence is applied when selecting and adopting new information and communication technologies. This committee defines which technologies are core for the Liberty Group and ensures that business units only adopt sustainable technologies that are compatible with their business needs. This committee also oversees the enhancement of information security and meets monthly.

Information technology & operations (IT&O) board

Chairman

L I Izikowitz

Primary objectives and meetings

The IT&O board ensures that due diligence is applied with respect to purchasing of information technology (IT) products and services and that the IT infrastructure is maintained cost efficiently. Meetings are held quarterly.

SUSTAINABILITY

The boards review the ethical, transformation, social and its safety, health and environmental policies on an ongoing basis. With regard to the pursuit of best practices and the Global Reporting Initiative's (GRI) draft Sustainability Reporting Guidelines™, management will be considering how systems and processes can be developed to enhance its disclosures on business sustainability and sustainable development and to therefore provide increasingly comprehensive reporting on sustainability issues in the future.

These recently revised GRI guidelines are being adopted increasingly by larger corporations in North America, Europe, South Africa and elsewhere and embrace a plethora of social, economic and environmental performance measurements and criteria, including such specific issues as occupational health and safety, environmental custodianship, human rights and community relations.

Communications with stakeholders

The Liberty Group remains committed to a policy of effective communication and engagement with its stakeholders, the investment community and regulators on issues of mutual interest. It subscribes to a policy of open, frank and timeous communication with its stakeholders on both financial and non-financial matters.

The main stakeholders fall into the following broad categories:

- shareowners;
- policy-owners, intermediaries and other customers;
- employees and their community;
- suppliers and other business partners; and
- government.

Communication of the stewardship of financial and other resources, and the strategic direction of the Liberty Group, has been prompt and open. This commitment was again rewarded during the year under review when the Liberty Group received the Best Chairman's Statement award for the 2001 financial statements from the Investment Analysts Society of Southern Africa (IAS). The investor relations department focuses on promptly communicating the Group's strategy and financial performance to the investment community, the media and other stakeholders. Annual presentations to the IAS, road shows to international investors and one-on-one meetings are examples of the way this communication takes place. The Liberty Group's corporate website (www.liberty.co.za) has an investor relations menu item which contains a considerable amount of information including recent corporate announcements, financial results presentations, the latest annual report, media releases and contact details.

In addition to contact with their Liberty financial advisor, a highly sophisticated call centre facilitates a further effective communication channel for policy-owners to contact the Liberty Group. Liberty Group Limited also corresponds with all policy-owners at least on an annual basis at which stage personal and contact details are confirmed and the status of each policy-owners' portfolio is provided.

The Liberty Group produces an annual employee report in which the operational highlights, corporate aspirations and main business activities of the preceding financial year are reviewed. A comprehensive intranet site, to which unrestricted access is available to every employee, has been established to ensure prompt communication and to provide employees with information on topics of interest. These topics include information on job vacancies, as well as available opportunities for employee training and development. In addition, Roy Andersen, the group chief executive, and other executives meet regularly with groups of employees at lunches. At these functions, employees are encouraged to engage them in key business and workplace issues of mutual interest. A facility exists through the intranet for staff to pose questions to executive management on topics of their choice.

The Liberty Group produces a monthly magazine, Liberty News, for all its employees, as a means of fostering group identity and keeping all staff well-informed on events and developments within the Group.

Quarterly executive management forums are held at which the chief executive addresses the Liberty Group's senior and middle management on progress with strategic initiatives as well as key business and industry developments.

The Liberty Group has also established a consultative process with employees in order to ameliorate the impact of technological and other organisational changes in the working environment and, as a result, has enjoyed continuing good labour relations.

The Liberty Group seeks to promote a healthy, secure and participative social and working environment with its employees, business associates and society at large. The duty of being a responsible, caring and exemplary corporate citizen is considered to be an obligation.

Liberty Group senior management meet with senior management of the Financial Services Board (FSB) on a bi-annual basis, to discuss matters of mutual interest. The FSB are also receptive to ad hoc communication or meetings with senior management as and when required. This frank and open communication is facilitating a closer working relationship with the Group's regulators. Members of Liberty's senior management have further contact with the FSB senior management through the various industry forums on which they serve. The Liberty Group legal advisor has been appointed by the Minister of Finance to the advisory committee on financial services in terms of the Financial Advisory and Intermediaries Services Act, 2002.

The Group has open and robust lines of communication with the Ombudsman for Long Term Insurance. Liberty Group employees interact with the Ombudsman's employees as frequently as necessary to resolve matters raised through the Ombudsman to the mutual benefit of all parties involved. Two Liberty Group employees serve on the Ombudman's committee which deals with the financing and administration of the Ombudsman's office.

Code of ethics

The Liberty Group subscribes to the highest levels of professionalism and integrity in conducting its business and dealings with stakeholders. All Liberty Group employees and representatives are expected to act in a manner that inspires trust and confidence from the general public.

The Liberty Group has formalised a code of ethics, which prescribes the Liberty Group's approach to business ethics and its obligations to clients, shareowners, employees, representatives, suppliers, the general public and the authorities. Responsibility for compliance with the code has been delegated to the business unit heads.

This code of ethics, which has been, and will continue to be, the subject of a dialogue with the Liberty Group's employees and representatives, specifies the following basic approach to business ethics:

- commercial businesses should operate and compete in accordance with the principles of free enterprise;
- free enterprise is, nevertheless, constrained by the observance of law and of generally accepted principles governing ethical behaviour in business;
- ethical behaviour is founded on the concept of utmost good faith and characterised by integrity and reliability;
- ethical business activities will benefit all participants through a fair exchange of value or satisfaction of need;
- the creation and enjoyment of profit is both a legitimate component of this exchange and an incentive to continue in business;
- other than the observance of legal and ethical business practices, we expect no favours from our competitors – nor should they expect any from us;
- we expect equivalent standards of ethical behaviour from those individuals and companies with whom we conduct business;
- it is incumbent upon the Liberty Group to strive for excellence in its ethical standards, as in any other aspect of its activities; and
- we will at all times adhere to the principle of sound corporate governance and "zero tolerance" of fraud or corruption in our business.

The induction training of new employees includes a module dealing with the code of ethics, compliance therewith and the Liberty Group's stance on fraud. In addition, employees at and above assistant manager level have received training in the prevention of fraud.

As the Liberty Group places a high value on integrity, honesty and trust, the Group will continue during 2003 to enhance and promote existing programmes supporting these values. The principle of "zero tolerance" of fraud and corruption will also continue to be applied.

Existing policies on the reporting of breaches of the code of ethics ensure confidentiality and protection to persons making reports, as outlined by the Protected Disclosure Act, 2000. Internal disciplinary procedures are fully compliant with the Labour Relations Act, 1995. To encourage employees to be more vigilant and proactive in the combating of fraud, a reward system for 'whistleblowing' is operational.

To reinforce existing initiatives, an informational video dealing with the code of ethics will be launched to all employees and a new training course entitled "Honesty in the Workplace" will be implemented during 2003.

Safety, health and environmental issues

HIV/AIDS

The Liberty Group has developed a comprehensive strategy for managing HIV/AIDS in the workplace, the implementation of which began in 2001. The objective is to minimise the total impact of the HIV/AIDS pandemic on the Liberty Group to a level that will ensure the long-term sustainability of business operations, while providing the maximum support possible to HIV positive employees. An executive management sub-committee has been formed to monitor and review the strategy and implementation plans. An HIV/AIDS co-ordinator has been appointed specifically to manage the implementation of the plan.

This strategic plan is based on four initiatives - economic containment; epidemic containment; support for people living with AIDS; and ongoing research and quarterly review of the plan. Communication forms an integral part of the process. Key aspects of the plan are:

- conducting a voluntary prevalence survey, which was undertaken in 2002;
- maintaining an intensive, ongoing awareness and education programme, which includes the widespread distribution of condoms;
- providing voluntary counselling and testing;
- implementing an AIDS management programme through the Liberty staff medical scheme; and
- maintaining effective management guidelines for managing HIV-positive employees in the workplace.

Executives of the Liberty Group have recognised the need to address the pandemic in the community at large, not just inside the Liberty Group. The Liberty Group partners with Hope Worldwide, an international non-governmental organisation, in training peer educators to educate people on the causes and prevention of HIV/AIDS and how to manage HIV-positive family members at home. The peer educators operate within the Liberty Group and extend their activities into their communities.

Health and safety

The Liberty Group has an established health and safety committee, which monitors and manages occupational health and safety in the workplace. Committee members are duly appointed as required by the Occupational Health and Safety Act (OHASA). This committee performs its mandated functions, ensuring that the provisions of the OHASA are complied with. The committee meets monthly and a safety reporting system is in operation.

Crisis management plans for the Liberty Group are in place, with staff having received appropriate training. As part of their crisis management training, occupational health and safety representatives throughout the Group have been trained in techniques such as crowd control, fire fighting and first aid. An extensive health and safety campaign was held during October 2002 to promote the awareness of workplace safety.

The Liberty Group also operates a wellness centre where staff can consult medical doctors, industrial nursing professionals, physiotherapists, psychologists and optometrists on the company's premises.

Social and transformation issues

Black economic empowerment

The Liberty Group is fully committed to the principles underlying black economic empowerment (BEE), which are being implemented as part of a holistic approach to managing and promoting economic and societal transformation.

BEE is seen as an issue that affects the whole business including empowering partnerships, infrastructure development funding, human capital management, procurement practice and corporate social investment. The Liberty Group manages all of these different initiatives as part of a cohesive framework that has at its core the aim of ensuring sustainable growth into the future.

- *Empowering partnerships*

  The Liberty Group considers it important to engage with appropriate business development partners who can add value in order to benefit from new business opportunities. The policy is not to restrict the level at which these relationships occur - whether at Liberty Group, subsidiary, associate or divisional level.

  What is not negotiable, however, is that each partnership should have a sound business rationale, with all parties contributing significantly to the creation of economic value and each participant having a clear understanding of its role in the venture.

- *Infrastructure Development Funding*

  The Liberty Group is committed to increasing involvement in investments that contribute towards an increase in the number of black-owned businesses, job creation and the development of core infrastructure.

  These investments are made and will continue to be made as part of a sound and prudential investment strategy that recognises the nature of the policy-owner liabilities and the risk-return profile of the various asset classes and individual investments made to ensure that those liabilities will be met.

Employment equity

The Liberty Group's employment equity vision is to transform the organisation in an equitable manner thereby contributing to continued operational soundness and profitability. The Group employment equity strategy is to ensure that affirmative action is a mechanism for achieving a transformed organisational culture and work environment.

The Liberty Group's employment equity plans were lodged with the Department of Labour in 1999. An employment equity charter was drafted for the Liberty Group's employment equity forum and the forum was established in March 1999. The charter presents and guides the basis upon which employment equity will be embraced by the Liberty Group in terms of South Africa's Employment Equity Act of 1998.

The Liberty employment equity forum, which consists of elected staff representatives, assists the executive management committee by providing constructive ideas and recommendations on how to address the challenges involved in implementing the employment equity plan and addressing human diversity in the workplace.

Staff composition

	Male				Female					
Occupational levels	AIC*	%	White	%	AIC*	%	White	%	Total	%
Top management	1(i)		13	0,4					**14**	**0,4**
Senior management	4	0,1	14	0,4	1		1		**20**	**0,5**
Specialists and mid-management	12	0,3	103	2,8	4	0,1	29	0,8	**148**	**4,0**
Skilled workers and junior management	549	14,7	667	17,9	601	16,1	796	21,3	**2 613**	**70,0**
Semi-skilled workers	391	10,5	29	0,8	304	8,2	158	4,2	**882**	**23,7**
Unskilled workers	29	0,8	1		22	0,6			**52**	**1,4**
Total staff composition at 31 December 2002	**986**	**26,4**	**827**	**22,3**	**932**	**25,0**	**984**	**26,3**	**3 729**	**100,0**

**AIC = African, Indian and Coloured.*
(i) In January 2002 Themba Gamedze was appointed to the executive management committee.

51% of the Group's total staff complement at 31 December 2002 consisted of African, Indian and Coloured staff compared to 46% at 31 December 1999. African, Indian and Coloured employees comprise 31% of management level employees at 31 December 2002, compared with 24% at the end of 1999, reflecting the progress made in moving towards the Group's employment equity targets. Good progress towards meeting the race and gender targets for 2004 is being made and the key challenge is the employment of adequate numbers of Africans at management levels. Efforts are being made to ensure that the best possible retention strategy is in place.

During the year, the forum was active in establishing and training staff employment equity implementation teams in all business units in order to facilitate effective consultation and communication. Employment equity targets have been devolved to the lowest levels of management to ensure direct accountability of all managers for the achievement of targets. The Group's recruitment policy has been revised to support the achievement of these targets. Significant efforts are being made to improve, in particular, black representation at senior management and executive levels.

The Liberty Group has appointed a dedicated manager whose main role is the co-ordination and execution of the work needed to embrace the spirit and opportunities at hand to maximise the implementation of employment equity. This function resides within group human resources and works closely with the forum.

Procurement practices

The Liberty Group has formalised its procurement procedures, with a sourcing and supplier management department managing key supplier relationships, service, policies and procedures. Value-added purchasing teams have been able to integrate supplier capabilities into the Liberty Group's processes and thereby achieve a competitive advantage through cost reduction, technology development, service, quality and cycle-time improvements.

In addition, the Liberty Group has adopted a policy to guide the sourcing of goods and services from suppliers owned and operated primarily by people from previously disadvantaged groups - that is black people (Africans, Indians and Coloureds), women of all races and people with disabilities. Liberty's policy, in particular, is to increase the level of purchases made from black suppliers. The ultimate aim is to support the establishment of viable and growing new black-owned businesses, as well as to encourage existing businesses to play their part in entrenching the economic transformation process. Liberty Group Limited is a member of the Corporate SMME Development Forum (CSDF), a private sector membership-based company that aims to support and enhance the efforts of its members in the area of black economic empowerment and affirmative procurement in respect of small, medium and micro enterprises.

The Liberty Group has made a positive contribution in terms of affirmative procurement. Close to R102 million (10%) of the Group's commodity expenditure during 2002 was devoted to BEE companies. By 2005, the Group intends to allocate at least 15% of its commodity procurement budget to BEE suppliers.

Corporate social responsibility

The Liberty Group has been actively concerned with various aspects of social development for more than 30 years and, through the activities of the Liberty Foundation and other Group community-focused initiatives, has gained an enviable reputation for sustained and innovative involvement in the upliftment of the historically disadvantaged members of South African society.

In particular, the Liberty Group's corporate social responsibility and investment activities are concentrated on educational activities to ensure that South Africa evolves towards realising much of its untapped human capital potential. A key focus is in secondary education and bursaries for tertiary training both of which are viewed as being indispensable in support of national human resource development plans and ensure the existence of a well-educated pool of future employees from which Liberty will be able to draw.

More detailed comment on the activities of the Liberty Foundation, along with some of the other more notable social investments and socio-economic enhancement projects undertaken by the Liberty Group, are summarised in the social investment review on pages 57 to 60.

Human capital management

In a competitive industry where competition is increasingly being driven by the value of intellectual capital, technological advantage and the ability to draw on the creative power of human diversity, the Liberty Group views its people as its most valuable resource. In addition the Liberty Group ensures that its human capital management strategy is fully aligned with its B^3 vision (the best people, doing the best things, best!), so that the Group's employee initiatives go beyond the ability to "do the job" by engendering a genuinely "can do" attitude.

The Liberty Group provides all employees with technical, behavioural and leadership development opportunities not only based on the needs of their current jobs, but also in preparation for future career opportunities. The significant focus on expanding the base of highly skilled and motivated employees is one of the cornerstones of the Liberty Group's reputation in the labour market and among its employees. To this end, the Liberty Group utilises its own internationally-styled and benchmarked human capital index. The index's primary focus is to ensure that the Liberty Group maintains and refines the principles, processes and programmes needed to appreciate its human capital and grow the value of this resource from one quarter to the next.

All Group employees have, as part of the performance management system, a development plan that captures development planning and results. These plans are also used to compile annual workplace skills plans and reports. The Liberty Group has successfully implemented a computerised e-Talent system in order to monitor the individual development needs and retention factors of the top 300 managers and executives in the Liberty Group. Information from this database is shared regularly with managing directors of the business units and is also reviewed at group development committee meetings.

Opportunities for further tertiary education are also made available to all employees and during 2002, no less than 929 employees used the Liberty Group's conditional bursary scheme. The scheme involves the granting of study and book loans to employees. These study loans need not be repaid provided employees successfully complete their studies and remain in the employ of the Group for a minimum of one year from the date of their last examination.

From a statutory compliance perspective, the Liberty Group also works closely with the INSETA (Insurance Sector Education and Training Authority) and has submitted a workplace skills plan as well as all other reports required by the Department of Labour to ensure that the Liberty Group qualifies for all the available grants in order to recover skills levies paid. The Liberty Group also registered the first learnership in the industry as part of an ongoing skills development and employment equity drive in Liberty Corporate Benefits.

The main area, in which BEE impacts the Liberty Group's human capital development strategy, is in ensuring that the Group identifies artificial barriers to the development of the full potential of staff who come with the legacy of having been historically disadvantaged in terms of education, training and business experience. The Liberty Group is absolutely convinced about the empowering nature of the skills development initiatives and mentoring plans it has established and developed. The Liberty Group will continue to invest in all its people to the extent necessary to maximise their value-adding potential.

THE LIBERTY GROUP CONTINUES TO DELIVER ON STRATEGIC OBJECTIVES

Launch and grow STANLIB Limited

- Merger implemented from a human resource and corporate culture perspective
- Merger costs on budget – systems integration costs will continue into 2003
- Accelerated benefits from Stanbank, Liberty and own distribution channels
- Net inflow of assets under management to STANLIBAM of R2 billion offset by weakening markets resulted in assets under management being retained at R128 billion
- STANLIB Wealth Management gross sales R34 billion

Develop Standard Bank Financial Consultants and bancassurance sales

- Bancassurance sales up 91% to R3 164 million
- Five year CAGR of 36%
- Number of SBFC consultants increase by 20% to 699

Reposition Charter in mass and niche markets

- Total new business premiums up 38% to R1 873 million
- Indexed new business premiums up 33% to R633 million
- 229 active consumer consultants

Focus on profitability in Liberty Corporate Benefits

- Net cash inflow from operations of R791 million up 241%
- Life Offices Association market share of underwritten business premiums increased to 9,1% over five years (6,8% in 1998)
- Embedded value of in-force book up 14% to R766 million

Leverage customer value management initiative for new business and retention

- Personal Benefits indexed new business up 26% to R2 371 million
- Personal Benefits value of new business up 37% to R509 million
- Individual surrenders and maturities at 8% of in-force book (13% in 1998)
- Consistent market share gains

Grow Liberty Ermitage sales

- Assets under management grow to US$2 266 million since acquisition in 2000 despite poor markets (US$2 036 million in 2000)
- Headline earnings up 142% to R28 million notwithstanding weak markets

Focus on productivity of agency and franchise

- Average number of new cases per agency consultant down 5% as younger, new agents were recruited in 2002.
- Average number of new cases per franchise consultant up 33%

Operational review



Roy Andersen – *Chief executive officer*

"ALTHOUGH WE HAVE HAD AN **EXCELLENT OPERATIONAL YEAR**, WE ARE NOT COMPLACENT. THE **GOALS AND TARGETS** FOR 2003 ARE **DEMANDING**. MANAGEMENT **WILL RISE TO THE CHALLENGE**."

– Roy Andersen

INTRODUCTION

OVERVIEW

2002 was characterised by strong operational performance amidst poor investment markets and demanding economic conditions. All key indicators other than investment markets produced good results. Indexed new business sales increased by 23,5%, expenses were well controlled, net cash flows from insurance operations continued to increase and new business margins improved. Headline earnings were negatively impacted by the poor global investment market conditions and the strengthening Rand.

KEY INDICATORS

- *Investment returns*
  Despite STANLIB Asset Management outperforming its investment return benchmarks, the weighted average investment return on the equity, managed and foreign assets portfolios was –9,5%. This compares with a positive return of 25,3% for 2001 and the actuarial expectation of 14,5% for 2002. Shareowners earn 10% of capital bonuses declared to policy-owners on certain classes of business and the negative return for 2002 has impacted adversely on the life fund operating surplus.

  The property portfolio benefited from increased tourism, major sporting events and summits, providing a before-tax return of 15,5%.

- Sales growth
  Recurring new business premiums increased by 27,7%, while indexed new business rose by 23,5%. This is against 16,5% and 11,3% respectively for the previous financial year. New bancassurance premiums increased by 90,5% to R3 164 million.

- Expense management
  The average renewal cost per policy and the acquisition cost per policy decreased by 1,6% and 1,3% respectively, substantially outperforming the actuarial expense inflation assumptions. Management action taken early in 2002 to control costs was successful.

- Customer retention
  Individual policy surrenders and maturities increased by only 7,2% and Group terminations and withdrawals decreased by 13,6%. The number of individual policies in force increased by 50 595 (2001: 1 697).

KEY PERFORMANCE MEASURES

From an investor perspective, there are a number of key measures on which Liberty's performance can be judged:

- The value of new business increased by 32,9% to R604,6 million. The new business margin improved to 20,3% (from 18,5%), largely owing to the introduction of the new Excelsior range of products, a change in mix towards higher levels of retirement annuity business and the lower than anticipated management expenses.
- Net cash inflows from insurance operations increased by 53,6% to R4 501 million reflecting the underlying operational strength and success of the customer value management (CVM) programme.
- Headline earnings on continuing operations decreased by 28,7% to R1 069 million or 391,5 cents per share, due to the lower investment returns and the impact of a much higher secondary taxation on companies (STC) charge for 2002.
- Embedded value at 31 December 2002 amounted to R55,28 per share, 2% up on the R54,21 for 2001. The effect of the poor investment markets has been offset by the strong operational performance.
- Capital adequacy cover has become of increasing importance. Liberty's capital adequacy multiple, which is higher than the industry average, was 3,0 at the end of December 2002. This compares with 3,5 at 31 December 2001 and 3,4 at 30 June 2002 and provides a comfortable level of cover given the current uncertainty in investment markets, as well as allowing for a positive return on equity.
- The share price was relatively static, ending the year at R54,65 per share, yet out-performing the JSE ALSI and the Financial and Life Assurances Indices by 10,3%, 10,6% and 8,5% respectively. Seen against the backdrop of stagnant global equity markets, this has been a satisfactory outcome.
- The recommended final dividend payout is 116 cents per share, thereby maintaining the year-on-year dividend flat at 278 cents, representing a dividend yield of 5,1%. The revised dividend policy implemented in June 2002 has resulted in the dividend cover for the year declining to 1,4 times from 2 times in 2001.

  A new policy was adopted to distribute excess capital to shareowners while maintaining a healthy capital adequacy cover required to sustain the business in the volatile investment market conditions.

  Further details on the financial performance of the Group and its subsidiaries are contained in the finance director's review that starts on page 2 of the financial statements booklet of the annual report.

Growing market share and new business

Business growth

- Liberty Personal Benefits' results once again exceeded growth and profitability targets. Single premium new business rose by 21,2% while recurring premium new business rose by 27,9%.
- Liberty Corporate Benefits' new recurring premiums increased by 23,2%, while new single premiums decreased by 3,4% thereby resulting in an overall 2,4% increase in new business premiums (16,2% increase on an indexed basis). More than a thousand new schemes were acquired by the Group during the year.
- Charter Life's new recurring premiums increased by 30,7% to R495 million, while new single premiums rose by 40,4% to R1 377 million, as Charter Life strengthened its alliance with Standard Bank Financial Consultants (SBFC).

The bancassurance strategy has gained further momentum. This channel produced 28% of total new sales for 2002, with the sale of simple products (mainly credit life and funeral policies) rising by 30,5% and the sale of complex (high advice) products by 98,1%. The bancassurance contract with Stanbank provides for a 50/50 split of profits on complex products while Stanbank receives 90% of profits on simple products.

Productivity in the franchise distribution channel improved significantly with new business sales increasing by 23,1%. Improving the productivity of agency and franchise was a goal set in the 2001 annual report. Agency and franchise channels account for 35% of sales. Sales through the broker channel (including SBFC) increased by 47,9% and contributed 65% of total sales for 2002. The strong support of "non-group brokers" (i.e. non-SBFC brokers) is also most pleasing.

Product innovation

Product innovation remains a cornerstone of the business.

Liberty Personal Benefits launched its Excelsior range of products in June 2002, following extensive market research that highlighted the need for a tax-efficient investment vehicle that is flexible, cost-effective, transparent and able to meet longer-term wealth creation needs.

Two product ranges target two different market segments: Excelsior 200 series is aimed at the middle-income market with a recurring premium offering, while Excelsior 300 series is for the high income and high net worth markets with both a recurring and a single premium offering. The product is able to assist both the client and intermediary – with the assistance of the Liberty financial needs analysis and risk profiling tools - in the portfolio selection process with risk profiled single and multi-manager funds, sector specialist funds as well as offshore hedge and equity funds and local unit trusts. Excelsior has been extremely well received by clients and intermediaries alike and is to be a core offering in the future.

The new medical insurance product (Medical Lifestyle Plus) is considered to be the leading product of its kind. The product was launched in January 2003 and early indications are positive.

Market share

Liberty's market share continues to increase in a steady market, with the Group's share of new recurring individual business (retirement annuity and ordinary business) growing from 17,2% at 30 June 2001 to 17,4% at 30 June 2002. Liberty's share of individual single business increased from 14,8% at 30 June 2001 to 17,3% at 30 June 2002.

CORPORATE ACTIVITY

Corporate activity has focused on the strategic positioning of Liberty in the international market to best serve a South African client base, while at the same time consolidating our local portfolio in order to focus on our strengths.

The acquisition of Liberty Ermitage in 2000 is a prime example. This acquisition provides a cost effective conduit to international markets for clients. Liberty Ermitage's assets under management increased from US$2 152 million at 31 December 2001 to US$2 266 million at 31 December 2002, with good sales volumes having offset declines in market value. Headline earnings increased by 142% to R27,9 million, a pleasing performance especially in the light of world market conditions.

Similarly, the acquisition of Hightree Financial Services, a small boutique brokerage company based in London, was another strategic offshore investment. The acquisition not only enhances the pursuit of the Group's internationalisation strategy, but also provides an avenue for the distribution of Liberty Ermitage products into the United Kingdom retail market.

On the corporate restructuring front, the decision was taken in September 2002 to close the Freestyle customer loyalty programme. The Freestyle programme was launched in February 2002. Sales and fee income were however not at the levels expected. The loss attributable to Freestyle and the remaining operations of MyLife amounted to R39,7 million in 2002 compared with a loss of R50,8 million in respect of MyLife for 2001. No further operational expenditure on these discontinued operations will be incurred.

On 23 April 2002, Liberty announced that administration of the two established Liberty Healthcare medical schemes, ProCure and ProVia, was to be transferred to Medscheme. The Group has thereby exited the highly competitive, low-margin business of being a medical scheme administrator, but has retained the client base and reinsurance arrangements. Liberty Healthcare has been restructured and repositioned comprehensively during 2002 to become a specialist health insurance company marketing and supporting the Medical Lifestyle Plus product.

The Liberty Midlands Mall development, in Chase Valley, Pietermaritzburg, is a project that will boost the Group's existing portfolio of properties. The project has progressed well and is on schedule and within budget. Most of the groundwork has been completed, while the first structural steel elements are being erected. The anticipated trading date of the end of September 2003 is currently within reach. Property backed products are extremely attractive in the current market environment with sales reaching R1 058 million in 2002.

STANLIB STARTS TO FULFIL ITS PROMISE

Without doubt, one of the most important strategic events of Liberty's recent history is the creation of STANLIB, the merger of Standard Bank Group Limited (Stanbank) and Liberty's asset and wealth management operations.

Highlights of the year's activities include:

- The development of the strategy for the merged entity;
- Human resource and corporate culture integration;
- Reviewing the product range and commencing with rationalisation;
- IT upgrades and a start on systems integration;
- The consolidation of five different locations into one at Melrose Arch; and
- Financial integration and systems implementations.

STANLIB is benefiting from the additional distribution channels of Stanbank and Liberty. STANLIB Asset Management experienced a net inflow in assets under management of R2 billion and maintained its total assets under management at R128 billion despite weakening markets. STANLIB Wealth Management sales for the year reached R34 billion.

Now that the merger has been fully implemented from a human resource and corporate culture integration perspective, the necessary economies of scale have to be realised into 2003 and 2004 as IT platforms, processes and products are rationalised further.

POSITIONING THE COMPANY

The Group touches the lives of many hundreds of thousands of people – from policy-owners, shareowners, intermediaries and employees, to the beneficiaries of our extensive social investment programme.

Making the best of our human capital

As part of the human capital strategy - and in line with its world-class high-tech approach - the e-HR strategy that facilitates career development, performance management and personal development for all employees was launched in 2002. Employees can now access career models and different job profiles via the intranet and proactively initiate their own career development. A valuable component of this is the commitment to the retention and development of top intellectual capital through the e-Talent system for senior management and executives. This system keeps track of qualifications, experience and career interest, performance and potential, and is used to tailor development and retention strategies.

Added to this is the B^3 programme, with the vision of "The best people, doing the best things, best!", developed in consultation with management and employees. B^3 implementation at business unit, team and individual levels has commenced and will become an important part of the transformational processes, leading to improved levels of productivity and effectiveness.

Employment equity

An integral part of this process is the transformation of the organisational culture, structures, systems and processes so that the 6 000 minds that make up Liberty's "best people" are representative of designated Group members. Management has set and strives to achieve targets in terms of the employment of historically disadvantaged individuals, and reports on these plans, targets and achievements to the Department of Labour in line with the Employment Equity Act. Progress is being made and the issue remains on the strategic agenda.

Previously disadvantaged individuals make up 51% of the overall staff complement. Blacks (comprising Africans, Coloureds and Indians) make up 31% of management. At 31 December 1999 (the year in which targets were set) previously disadvantaged individuals made up 46% of the overall staff complement while blacks, as defined above, comprised 24% of management.

Highlights of the year include the piloting of a transformation workshop, the implementation of a succession planning and mentorship programme and the revision of the Group's recruitment policy to support the employment equity targets set for 2004.

Managing HIV/AIDS in the workplace

Liberty's HIV/AIDS strategy has two primary goals: First, to limit the level of exposure of the company as a result of the virus to ensure the long-term sustainability of the company, and second, to provide significant support to those employees who are HIV positive.

Good progress was made during the year with the ongoing implementation of this strategy. Visible support of the executive team, combined with the appointment of a full-time AIDS co-ordinator, supported the roll-out of this initiative.

A large number (2 486) of employees (excluding agents) participated in a group-wide, voluntary, anonymous testing initiative to assess the HIV prevalence level in the Group. The results, which were extrapolated to include everyone that could have been tested, indicated a prevalence level of approximately 3% - about 100 people – which is lower than anticipated. The HIV positive samples were spread fairly evenly across all age groups, and there was very little difference between the results for males and females. Consequently the projected financial risk to the company is currently assessed as relatively low.

Important initiatives during the year include the implementation of the assistance for AIDS management scheme, through Libcare – Liberty's medical scheme for employees, as well as a number of AIDS awareness initiatives by peer educators. Many of these peer educators extend their activities into their communities outside of the Group.

Guidelines for managing HIV positive employees in the workplace have been developed and have been introduced to managers and employees through workshops.

The impact of AIDS on the life insurance operations of the Group has also been assessed and current experience reveals no major increase in AIDS deaths or HIV prevalence at new business testing stage. Reserves have been set aside in accordance with guidance notes issued by the Actuarial Society of South Africa.

Black Economic Empowerment (BEE)

BEE is a critical positioning opportunity for Liberty. The Group is fully committed to the principles underlying BEE and aims to establish and nurture appropriate empowerment partnerships that will enable it to gain access to public sector, parastatal and union business and emerging market individual business. At the same time, the aim is to contribute to the successful development of viable, sustainable empowerment enterprises.

Themba Gamedze and I are actively involved in the development of the Financial Services Charter, which is considered to be a necessary and constructive approach to the transformation of South Africa's economy.

Further important developments are anticipated in respect of BEE in the months to come.

BUILDING VALUE

Looking ahead, our strategy remains firmly in place. First, we will continue to focus on increasing our profitability. Second, we will aim for growth in increasing the value of our company now and in the future. Third, we will continue to position ourselves both internally and in the broader South African structural and socio-political framework in the best interest of our employees, partners and shareowners.

Profitability

Maintaining and indeed increasing profitability remains an objective in the year ahead through new product development and customer value management among others.

Product development and high service levels

In terms of individual business, we endeavour to be at the forefront of product development in South Africa across risk, retirement and investment product lines. A new line of products is currently under construction. At the same time we will ensure that service levels are such that the intermediary wants to conduct business with Liberty.

Customer value management

In short, the CVM strategy comprises a programme to improve the interaction and strengthen the relationships between the intermediary and the customer as well as between Liberty and the customer. A key aspect of this strategy is the incentive and reward-based intervention designed to prevent lapses and surrenders in order to maximise the overall retention of the business, which is so necessary in a highly competitive market, where acquisition costs are high. The CVM project has produced significant improvements in client intelligence (including their propensity to buy products), client and intermediary communication, new product design and improved service delivery. Continued roll-out during 2003 should see further benefits.

GROWTH

Growth during the year ahead is anticipated to come from four areas, namely bancassurance, consultancy, international and renewed focus on the corporate benefits business.

Bancassurance

The new bancassurance contract between Liberty and Standard Bank was followed by an agreement entitling Liberty to manage SBFC, the bank's network of consultants and intermediaries. In essence, the contract enables Liberty to tap into the larger, lower end of the market through Standard Bank's existing distribution network, while maintaining the integrity of its upper-end brand.

In 2002 alone, Liberty's share of this business increased from 65% to 84%. Further productivity gains are planned for 2003.

Consultancy

The consultancy division remains the cornerstone of Liberty's growth experience and targets. Despite the overall bearish conditions in domestic and world markets, particularly equities, Liberty Consultancy is targeting further growth in new business. Following the excellent progress in the broker, franchise and bancassurance distribution channels, the rejuvenation of the agency force will be addressed in 2003.

International growth

Strategic but contained international growth remains on the agenda, with the aim of servicing the Group's clients, but without exposing the clients or the shareowners to exorbitant offshore costs. The aim remains to build and acquire sufficient offshore distribution to provide a range of cost-effective international risk and investment products in hard currencies to South African clients. In essence this would secure a stream of offshore domiciled hard currency earnings for shareowners.

Renewed focus on corporate benefits business

Currently the Corporate Benefits target market comprises small companies in a sector which Liberty dominates. During the year ahead, management aims to implement an aggressive campaign into the medium-fund market, to increase Liberty's access to payroll deductions and to penetrate the LSM 5 and 6 market segments.

DEPLOYMENT OF CAPITAL

In line with its strategy to deploy capital in areas aligned with its core business and to access growth markets, Liberty disposed of certain non-core shareowner assets during the year. Investments sold included 2,5 million Gold Fields shares, 2,2 million SABMiller shares and various low yield properties.

This strategy balances the need to maintain capital and reserves at levels that provide shareowners with attractive returns and the need to have a buffer against unpredictable market and economic conditions. No further capital reduction is envisaged in the near future, but the continuation of dividend declarations at current levels of cover (if appropriate) will ensure that the Group maintains its level of capital at optimum levels given the current economic climate. Our capital adequacy cover of 3,0 at 31 December is also considered appropriate in this climate, and will remain virtually unchanged at 2,9 on the new proposed regulatory basis.

RISK MANAGEMENT

Globally, risk management remains a corporate imperative. A risk management framework was devised during the course of the year and a risk management department established to oversee the process. A series of workshops were held to identify, rate and rank the risks of the Group; action plans are being developed to manage and limit the consequences. One focus, in particular, during 2003 will be to implement an integrated risk management approach for all business units and subsidiaries.

In 2002, Liberty experienced increased levels of administration and compliance activity resulting from new regulations, including Policyholder Protection Rules and the Financial Advisory and Intermediary Services Act.

New systems, processes and procedures have been, and will continue to be, developed to cope with the increased demand for consumer protection.

CONCLUSION ON 2002

2002 was an excellent year from an operational point of view. The vast majority of the goals set at the beginning of the year were achieved; all the major business units performed well and loss making entities were closed. I am grateful for an excellent team effort.

PROSPECTS

The Liberty Group has a cohesive management team, clearly-defined strategies, a strong reputation and access to a formidable sales force. Demanding goals and targets have been set for 2003 which are expected to achieve significant further operational improvements and market share gains.

Future earnings will continue to be dictated by world investment markets which should show an improvement in the medium term.

2003 GOALS

1. Focus on individual business
   - New product range under construction
   - Service levels – from good to great
   - Improved retention and profitability of existing customer base (CVM)
2. Further improve agency and franchise productivity
3. Grow employee benefits
4. Further develop bancassurance business
5. Grow offshore distribution
6. Contribute to development of viable, sustainable empowerment enterprises
7. Realise merger synergies in STANLIB
8. Implement B^3 human capital vision "The Best people doing the Best things Best!"

Executive management committee



1. Roy Andersen (54) CA(SA), CPA (Texas)
Group Chief Executive, Liberty Group and Liberty Holdings
6 years' service



2. Hylton Appelbaum (49) BA, LLB
Executive Director, Liberty Group
16 years' service



3. Mark Bloom (44) BCom, BAcc, CA(SA)
Executive Director, Finance, Liberty Group
17 years' service



4. Deon de Klerk (33) CA(SA)
Chief Financal Officer, Liberty Group
6 years' service



5. Leanne Dewey (35) BA (Hons), LLB
Divisional Director, Legal Services
14 years' service



6. Themba Gamedze (44) BA (Hons), MSc, FIA, FASSA
Business Development Executive, Liberty Group
1 year's service



7. Mike Garbutt (56)
Managing Director, Liberty Consultancy
30 years' service



8. Lee Izikowitz (44)
Chief Information Officer, Liberty Group
14 years' service



9. Craig Lawrence (43) BCom (Industrial Psychology)
Human Resources Executive, Liberty Group
3 years' service



Andrew Lonmon-Davis (37)
BSc(Hons) Actuarial Science
...ional Director, Group Actuarial
... years' service



11. Ian Maron (37) BSc(Hons) Actuarial Science, FFA, ASA
Managing Director, Liberty Corporate Benefits
... years' service



12. Mike Jackson (53) BA(Hons), MA(Psychology)
Executive Director, Insurance Operations, Liberty Group
29 years' service



...im McLean (54)
...Director, Liberty Group ...operties
... years' service



14. Ron Mitchell (56) ACIB
Chief Executive Officer, Liberty Ermitage
7 years' service



15. David Nohr (58) BSc (Maths & Stats), FIA, ASA
Executive Director, Actuarial and Statutory Actuary, Liberty Group
... years' service



...an Pienaar (51)
...Director, Liberty Healthcare
... years' service



17. Martin Smale (41) BSc, MBA (GM/Finance/Marketing)
Managing Director, Liberty Personal ...enefits
... years' service



18. Alan Woolfson (49)
Managing Director, Charter Life
31 years' service

Business structure at 31 December 2002


Group Information Management
Group Facilities
Brand Development
Consultancy
Group Corporate Communications
Group Actuarial
Group Finance
Group Risk Management
Charter Life
Liberty Personal Benefits
Liberty Corporate Benefits
SUPPORT UNITS
LIFE ASSURANCE
LIBERTY
NICHE BUSINESS UNITS
FUND MANAGEMENT
ASSET MANAGEMENT
Electric Liberty
Hightree Financial Services
Liberty Healthcare
Liberty Ermitage
Liberty Group Properties
STANLIB Wealth Management
STANLIB Asset Management

A POWERFUL CORE OF **WORLDCLASS** **INTELLECTUAL** CAPITAL

Corporate

Group chief executive: **Roy Andersen**
Executive director, insurance operations: **Mike Jackson**
Group business development executive: **Themba Gamedze**
Personal assistant to the group chief executive: **Jacob Jaure**

Group actuarial

Executive director, actuarial: **David Nohr**
Divisional directors: **Paul Lancaster, Andrew Lonmon-Davis and Misheck Mbewe**

Brand development

Brand development executive: **Dan Pienaar**

Group human resources

Human resources executive: **Craig Lawrence**
Divisional directors: **Khosi Matshitse, Alistair Souter and Dawid de Vlamingh**

Group finance

Executive director, finance: **Mark Bloom**
Chief financial officer: **Deon de Klerk**
Divisional director: **Jaco Venter**
Group secretary: **John Worwood**

Group information management

Chief information officer: **Lee Izikowitz**
Divisional directors: **Ian Cleminson, Hamid Essop, Derek Gowans and Peter Thompson**

Group legal services

Divisional director: **Leanne Dewey**

Group risk management

Group risk management executive: **Mark Alexander**
Divisional directors: **Peter Collison**

Medical suites

Chief medical officer: **Dr Denys Schorn**

Performance of business units and subsidiaries



LIBERTY
PERSONAL BENEFITS

Managing Director:

Martin Smale

Divisional Directors:

Allan Bulmer, David Gnodde and Stuart Wenman

Profile

Liberty Personal Benefits markets and administers a diverse range of investment, risk and retirement financial products and services to individuals and their families under the Liberty life insurance license. Its clients are primarily in the middle-income, high-income and high-net-worth income segments spread across a broad geographic and demographic base in South Africa.

Business review

Liberty Personal Benefits had another excellent year by again exceeding growth and profit targets. Single-premium new business grew by 21% from R4 207 million to R5 098 million. Recurring-premium new business increased by 28% from R1 455 million to R1 861 million. The year was dominated by exchange rate and market volatility with an increasing swing towards more conservative, risk-averse investment portfolios. Despite intensified competition around risk products following several competitor launches, Liberty Personal Benefits was able to meet its targeted expectations.

The business' all-round good performance is testimony to the robustness and focus of the business, together with the effective implementation of strategic and operational priorities over the last few years. Key to this strategy are the ongoing imperatives of improved customer service levels, the delivery of innovative products in line with customer needs, maintaining a strong employee drive and commitment to excellence, and being able to exploit the Group's distribution channel and asset management strengths.

Despite poor industry and sector growth, as well as difficult macro-economic factors such as reduced consumer confidence, higher inflation and interest rates, and the generally lacklustre equity market performance, Liberty Personal Benefits improved most operating measures successfully, grew its business and gained market share. Integral to this success has been the further development and implementation of the Liberty customer value management (CVM) programme and excellent channel performance, which has contributed to an improving lapse trend. This trend is particularly pleasing considering the year's socio-economic environment. This, together with strong new business growth, has contributed to a pleasing overall increase of Liberty Personal Benefits' in-force book by about 3,5%.

These results were achieved within an environment of effective cost containment with the Blueprint processing technology providing significant leverage under circumstances of increasing new business volumes.

Liberty Personal Benefits' product development strategy was progressed effectively with the successful launch of several new and enhanced products designed to meet the evolving needs of its growing market. The business launched the Liberty Excelsior Investments Series designed to meet the long-term wealth-creation needs of different market segments. Market response has been above expectation. The product is considered to be one of South Africa's leading investment propositions. Liberty Excelsior Investments consists of the Excelsior 200 series designed for individuals who are saving for a particular financial goal, such as a child's education, and the Excelsior 300 series aimed at people investing to create long-term wealth requiring greater flexibility and choice in the way they invest.

Liberty Excelsior Investments has been developed around a core set of investment principles to allow investors to tailor their investment to their own particular needs within a single investment vehicle with the flexibility and transparency to adapt to the changing investor circumstances. A key component is the risk-profiled funds that enable investors to invest in professionally managed funds in accordance with their individual risk profile and choice of asset manager vehicle. Both South African and international risk-profiled funds are available, together with several third-party investment manager choices. Through Liberty's Blueprint Risk Analyser, investors can determine their risk profile and invest in appropriately managed funds. These factors will become more relevant once the new Financial Advisory and Intermediary Services (FAIS) Act is introduced in 2003.

The business landscape is expected to remain difficult during 2003 with continuing market volatility and uncertainty for clients. Although local fundamentals remain sound, international geopolitical and economic factors are likely to predominate and South Africa will unlikely remain unaffected. Increasing competition around key market segments remains an ongoing threat and legislative pressures are likely to intensify with the introduction of money laundering legislation.

Liberty Personal Benefits is considered to be well positioned to weather such factors and take advantage where opportune. It intends to build on the strategic platforms created and to leverage the opportunities inherent in its product development, administration and servicing capabilities with a particular focus on meeting or exceeding client expectations. The good relative performance of STANLIB, coupled with the world-class professionalism and dynamism of the Liberty distribution system and product attributes, is expected to underpin a cautiously optimistic outlook for the year ahead.

Business unit's performance

Rm	December 2002	December 2001	% Change
Indexed new business	2 371	1 876	26%
New recurring premiums	1 861	1 455	28%
New single premiums (excluding STANLIB Wealth Management on-balance sheet new business)	5 098	4 207	21%
New single premiums (including STANLIB Wealth Management on-balance sheet new business)	5 958	5 434	10%
Net cashflows	2 708	2 093	29%
Claims and benefits	(8 370)	(7 652)	9%
Value of new business	509	372	37%



LIBERTY
CORPORATE BENEFITS

Managing Director:

Ian Maron

Divisional Directors:

Annette Dye, Tony Kamionsky, Patrick Mayne, Alan McCulloch, Richard van Dijk, Joe van Niekerk and Dave Watts

Profile

Liberty Corporate Benefits' target market comprises mostly smaller and medium-sized companies, each typically with a workforce of between 10 and 300 people, but also extending to include much larger companies. Clients are spread across diverse geographic regions and economic sectors.

The key products marketed and administered by Liberty Corporate Benefits include retirement funds and risk benefits (other than healthcare) for employees and various investment funds for companies. The business unit's off-the-shelf offerings are highly competitive in the current South African corporate market in respect of features, pricing and service levels. The business unit enables Liberty Group to expand its penetration of established and emergent companies by growing its retirement fund membership base.

Business review

In a challenging year of mixed fortunes, compounded by the impact of the disappointing domestic and international stock markets, Liberty Corporate Benefits continued to focus on new opportunities to strengthen its competitive edge and to create value for both clients and the Group. Its most significant achievements are the conspicuously improved levels of service and the markedly enhanced efficiency of all administrative systems.

All key internal business controls, most especially those applied to financial management, administration, client service and sales quality, were strengthened during the year and are showing pleasing results. Most administrative processes and client enquiries are now being undertaken and completed within three days, which is considered to be a demonstration of market leadership in South Africa.

The improvements achieved are the culmination of a lengthy focus on infrastructural development, and sustainable (rather than quick-fix) solutions have been introduced.

While Liberty Corporate Benefits remains a comparatively small industry player in the retirement funding sector, it continues to achieve growth rates above the peer group. The inherent profitability of the business sold during 2002 was similar to that achieved in 2001. A different business mix sold during the year, however, led to a reduction in the value of new business written, which was R42 million compared with the R47 million value of new business secured during 2001. Looking into the future, however, the profitability of this business unit is expected to increase as the stable infrastructure allows further efficiency gains to be achieved.

New recurring premiums increased by 23% from R346 million to R426 million. New single premiums decreased by 3% from R1 225 million to R1 183 million. During the year, more than 1 000 new schemes were introduced to Liberty Group, thereby maintaining the upward trend of recent years. Net positive cash flows rose from R232 million to R791 million, indicating strong organic premium growth and a reduction in scheme claims.

Management expenses, however, did exceed budget by 2%. The overrun was all in areas of validated project expenditure. This, together with flat investment values, prevented the business unit's embedded value from growing more strongly than 13%.

Four promising new product variations were launched in July 2002:

- Corporate Advanced Bonus, a fully vested smooth bonus portfolio;
- Corporate Growth Pension – Guaranteed Option, a bulk pension product with increases guaranteed to keep apace of the consumer price index (CPI);
- Corporate Growth Pension – Multimanager Option, a multi-manager portfolio underlying the Growth Pension policy; and
- Corporate Asset Recovery Option, a product feature whereby members of funds invested in smooth bonus portfolios with other insurers do not bear the immediate cost of termination if their fund is moved to Liberty.

The business unit's overall marketing strategy, culture and sales material have been improved to ensure greater alignment with the Liberty brand and marketing culture.

The marketing, sales and servicing resources of Liberty Corporate Benefits are structured to maximise support to its supporting intermediaries. These include the direct intermediaries of the Liberty Consultancy division and hundreds of independent brokers. Standard Bank Financial Consultants (SBFC) began to support the business unit during October 2002. This additional distribution arm augurs well for Liberty Corporate Benefits' longer-term goals of sustaining growth, increasing market share and enhancing value for all stakeholders.

Business unit's performance

Rm	December 2002	December 2001	% Change
Indexed new business	544	468	16%
New single premiums	1 183	1 225	(3%)
New recurring premiums	426	346	23%
Net cashflows	791	232	241%
Claims and benefits	(2 248)	(2 454)	(8%)
Value of new business	42	47	(11%)



Managing Director:

Alan Woolfson

Executive Director:

Jonny Bagg

Divisional Directors:

John Hyde, Sid Kaplan, Nobert Mureriwa and Frank Schutte

CHARTER LIFE

Profile

Charter Life Insurance Company Limited (Charter Life) markets a successful range of highly competitive life insurance and investment products through three main distribution channels: a strong bancassurance partnership with Standard Bank; Liberty Agency and Franchise; and an expanding network of contracted independent brokers. As from January 2003, the company will be increasing its focus on developing simple and competitively priced insurance and related investment products for the dedicated and growing Standard Bank Financial Consultants (SBFC) Consumer Consultancy force throughout South Africa, which is focused primarily on the lower- and middle-income sectors of the consumer market.

A national network of more than 800 independent brokers, including some of the country's largest players, continues to market and support Charter Life's products. The broker network is complemented by the support, since July 1999, of Liberty Group's extensive agency and franchise operations in South Africa.

Business review

In keeping with its trendsetting tradition of growth and stability, Charter Life remains a thriving specialist life assurance business and a robust contributor to Group income. The company posted an overall 7% increase in headline earnings, a pleasing result given the extremely poor investment markets in 2002.

Total new business increased by 38% to R1,9 billion and new recurring premiums increased by 31% from R379 million to R495 million. New single premiums increased by 40% from R981 million to R1 377 million. Credit Life and Group Life business rose by 19% from R235 million to R281 million. Claims and benefits increased 19% from R1 085 million to R1 296 million. As with Liberty Group as a whole, Charter Life was able to sustain an excellent performance in all areas where it was able to control and influence key business factors and trends. The overall value of Charter Life's total assets under management exceeds R7,7 billion.

In a year of all-round excellent growth, consolidation and optimisation, Charter Life further strengthened its burgeoning alliance with the Consumer Consultancy force SBFC. The SBFC Consumer Consultancy's staff complement based at retail outlets of Standard Bank throughout South Africa increased from 200 to 220 consultants during 2002.

The company remains keenly focused on containing all operational expenses, while also maximising its service to consultants, brokers and policy-owners. While the volume of new business has grown by an average of 46% a year over the last 10 years, Charter Life has not increased its staff complement of about 300 during this period. During 2002, the increase in operational expenses was contained to about 10%, which is in line with inflation.

The successful launch of the new Charter World-Class Service initiative during the year was well received by employees, policy-owners, brokers and consultants, all of whom have seen markedly improved service levels. This initiative augurs well for achieving business expansion and high-level service in the future. To this end, Charter Life will increase its staff complement during 2003 to ensure that high levels of customer support and service can be sustained.

To complement its new world-class service drive, Charter Life is also successfully integrating the new, Group-wide B^3 (the best people, doing the best things, best!) human capital optimisation strategy. The company also remains a pacesetter in promoting employment equity. People from designated groups (Africans, Coloureds, Indians, women and people with disabilities) already hold more than 58% of the company's jobs. Through the newly developed Charter Life Leadership Development Programme, the company is optimistic that its more senior positions will in future be held by a far higher percentage of people from designated groups.

The company has a powerful entrepreneurial drive, an innovative product development culture, a solid investment record, excellent distribution channels, a loyal clientele and a highly motivated and skilled staff complement supported by a strong technological foundation. These seven key factors, in conjunction with the proven and ongoing Liberty-Standard Bank bancassurance alliance, augur well for the continuing prosperity and stability of Charter Life.

Business unit's performance

Rm or %	December 2002	December 2001	% Change
Indexed new business	633	477	33%
New single premiums	1 377	981	40%
New recurring premiums	495	379	31%
New bancassurance premiums (including Liberty)	3 164	1 661	91%
Net cashflows	1 002	605	66%
Claims and benefits	(1 296)	(1 085)	19%
Value of new business	67	48	40%
Headline earnings	131	122	7%
Headline ROE	22%	23%	(1%)



LIBERTY ERMITAGE

Chief Executive:

Ron Mitchell

Group Executive Members:

Ian Cadby, Johnathan Giles, Duncan Hickman, Mark Hucker, Peter Metcalf and Andrew Whelan

Profile

Acquired by Liberty Group with effect from 1 October 2000, Liberty Ermitage is one of Europe's most promising offshore fund management and hedge fund specialist operations. The group employs 53 people and is managed from Jersey. It has operations in London, Luxembourg and Bermuda.

The group has total funds under management of US$2,27 billion and is capitalised at US$50,5 million. Liberty Ermitage is able to offer a comprehensive range of investment solutions, including Standard & Poor's AAAm-rated money funds, as well as a range of hedge funds and conventional long-only funds. It maintains a proud tradition of delivering superior and innovative investment products to both institutional and private clients.

The Liberty Ermitage products are distributed through various reputable international channels, including those of the Standard Bank and Liberty Group in Africa, as well as Standard Bank International operations. The group also maintains strategic distribution alliances across Europe, including Scandinavia and Finland. Alliance partners include AXA, Finaltis (25% owned by the Robeco Group) and Inter Valor, the largest independent distributor to financial institutions in Scandinavia and Finland.

Business review

In its second full financial year as a subsidiary company of the Liberty Group, Liberty Ermitage again contributed pleasingly to Group headline earnings. Its contribution increased by 142% from R12 million to R28 million.

The year was characterised by turbulent and treacherous markets worldwide, exacerbated by the unravelling of spectacular corporate accounting fraud and irregularities. Major markets collapsed by a further 20% to 30%, representing the third consecutive down year, which has only occurred three times before in American stock market history

(1901-1903; 1929-1931; and 1939-1941). This disconcerting trend occurred despite 10 successive interest rate cuts in the United States by the Federal Reserve Bank, which took American interest rates to their lowest levels in 41 years.

Against this bleak backdrop, Liberty Ermitage produced encouraging results by increasing:

- operating profit by 104% to R20 million (£1,3 million or 64%);
- profit before tax and goodwill by 58% to R33 million (£2,12 million or 26%); and
- net income by 43% to R24 million (£1,53 million or 15%).

The group's total assets under management increased by 5% from US$2,2 billion to US$2,27 billion. While money funds decreased by 5% to US$667 million, hedge funds increased by 6% to US$807 million and traditional funds increased by a commendable 16% to US$792 million. In comparison, virtually all of the international fund management groups reported reduced profits, with the reduced value of their assets under management reflecting the huge declines in global stock markets.

The group's senior management team was strengthened considerably throughout the year and, overall, it is well positioned to weather the expected continuation of turbulent market conditions ahead. Liberty Ermitage has successfully allocated assets to those products that have proven their ability to preserve and enhance investor wealth. Moving into 2003, the group has added three new products to its strong and well balanced portfolio.

These innovative products will provide further flexibility in countering negative market conditions.

The new funds are:

- Liberty Ermitage Global Strategy Fund, a multi-strategy fund of funds investing across both directional and spread-based hedge fund strategies. This fund was launched in January 2003 with assets of US$14 million and is expected to reach the US$100 million mark before mid-2003;
- Strategic Partners Fund, a fund of funds investing mainly in European-based, early-stage hedge fund managers, is aimed at major international financial institutions who are taking their first steps in hedge fund investing. The fund is due to be seeded with proprietary capital of US$50 million and launched before April 2003. This promising international fund, among other highlights, offers international investors enhanced transparency, multifaceted returns and guaranteed capacity; and
- The Liberty Ermitage Pooled Gold Account, launched in September 2002 and to be converted to the Liberty Ermitage Resources fund by April 2003, which enables the group's high-net-worth client base to hedge future declines in both global stock markets and the American Dollar.

By positioning the group in this innovative way, and by retaining its proven strengths in world-class fund research, client service and fund management, Liberty Ermitage remains confident of increasing profitability and assets under management during 2003, despite the strong likelihood of adverse global market conditions prevailing for the next few years.

Business unit's performance

Rm or %	December 2002	December 2001	% Change
Net inflow of funds	1 196	1 022	17%
Assets under management	19 499	26 115	(25%)
Headline earnings	28	12	142%
Headline ROE	7%	3%	4%



LIBERTY
CONSULTANCY

Managing Director:

Mike Garbutt

Divisional Directors:

Johan Coetzer, Andrew Jacobs, Otto Pretorius, Francis Raffner and James Skuse

Profile

Liberty Consultancy co-ordinates and undertakes the sales and product delivery functions of the Group's strategic business units. Consultancy maintains three effective primary operating channels:

- the agency division, which employs full-time Liberty sales people and their immediate support operations;
- the franchise division, which exclusively markets, sells, delivers and supports Liberty products and services; and
- the broker division, comprising an expanding network of independent intermediaries who are not tied exclusively to Liberty products and services.

In terms of the revised agreement for the bancassurance alliance between Standard Bank Group and Liberty Group, the distribution arm of Standard Bank Financial Consultants (SBFC) now also reports directly to the Liberty Consultancy division at an operational level, making this Consultancy's fourth distribution channel.

Liberty Consultancy is now directly responsible for developing and managing almost 2 600 sales personnel, in addition to promoting and servicing the Liberty product range to almost 5 000 independent intermediaries.

Business review

Building on its solid growth platform of recent years, Liberty Consultancy enjoyed another year of exceptional growth and success. Overall sales, based on indexed new premium business written, grew by 20%, improving on the growth rate achieved in 2001 of 18%.

This is an excellent performance on the back of an average annual 20% growth achieved during 2001 and 2000, especially in the light of prevailing macroeconomic factors, most notably the poor relative performance of world markets, the comparatively high domestic interest rates, the relatively high food-price inflation and the drop in consumer confidence.

Such factors are compounded by the highly competitive nature of the South African insurance market and the lack of real growth in the number of high-income individuals and families in South Africa.

Despite the formidable competition and market factors, Liberty Consultancy surged ahead by increasing market share for the third consecutive year. The increase in market share is largely attributable to:

- the high efficiency and reliability of the distribution channels;
- the rapid and flexible responsiveness to changing market needs and regulatory requirements; and
- the highly skilled, motivated and professional sales force.

In the financial services industry, especially the life insurance sector, Liberty has become a highly regarded, preferred provider of products and services. The 32,2% growth in indexed new business premium income from independent intermediaries supporting Liberty in 2002 is ample testimony of this status.

The internal agency division performed satisfactorily and shows immense potential for harnessing new growth opportunities in the next few years. The resurgence of agency business is as a result of the Liberty Agency Management Academy established in 2000. The academy is reaching maturity and starting to provide additional management and sales personnel.

The full benefits of this strategy will start to be derived in 2003. The franchise division, restructured during 2002, performed well by increasing new-premium business by 23,1%. Now that restructuring is completed, and efficiency and franchisee support have been enhanced, Liberty Consultancy expects to see the franchise division operating even more effectively and generating an even higher-quality inflow of new business during 2003.

The new Financial Advisory and Intermediary Services (FAIS) Act, expected to become effective during the latter part of 2003, requires financial services advisors and intermediaries to be licensed and to comply with stricter new regulations. The Group generally welcomes new legislation and regulations aimed at protecting consumers, advisors and the financial services industry and is well positioned in this regard.

Despite the overall bearish conditions in domestic and world markets, most especially equities, Liberty Consultancy is targeting further new-business growth for 2003 on the basis of having a sound business strategy, a highly skilled sales force, a combination of excellent distribution channels and excellent products that appeal to consumers. These competitive advantages are backed by the Group's competent resources in developing and managing world-class practices in brand management, human capital, information technology, financial services and administrative systems. Growth, however, is expected to be achieved at a lower rate than those achieved during 2001 and 2002.

Business unit's performance

Rm, number or %	December 2002	December 2001	% Change
Indexed new business	2 812	2 346	20%
New single premiums	6 594	5 904	12%
New recurring premiums	2 153	1 756	23%
Total agents - number	851	738	15%
Franchisees including their staff - number	734	1 197	(39%)
Broker consultants - number	263	256	3%



Managing Director:

Jim McLean

Executive Directors:

Eric Bernstein, Rojer Corlett, John Dacombe and Melville Urdang

LIBERTY
GROUP PROPERTIES

Profile

Liberty Properties develops and manages the Group's successful property portfolio, including investment joint ventures with other financial institutions. The company markets and administers a portfolio valued at almost R13 billion, of which R9,6 billion is owned by Liberty Group. The value of the Group's managed property portfolio appreciated by 5,5% in 2002. The company continues to focus on servicing value-added niche markets in select geographic regions.

Ten key properties form almost 72% of the portfolio. Major properties under management include the Eastgate, Sandton City, Sandton Square and Alberton City shopping centres in greater Johannesburg and Greenacres in Port Elizabeth. Trading under major hotel brands, notably Intercontinental, Holiday Inn and Cullinan, managed by Southern Sun, Liberty Properties has more than 3 000 hotel rooms in its portfolio, the largest number of hotel rooms held by a South African property company.

Business review

Liberty Properties' pleasing contributions to Group income and profit for 2002 again underscores the strategic soundness of maintaining a high-quality property portfolio exemplified by world-class maintenance and tenant support. Contribution to headline earnings increased by 28% to R24 million. Over the longer term, the South African property market has outperformed the domestic equities market. Liberty Properties also performed well above the local property industry median, once again reinforcing the robustness of its vision and management style.

The company's excellent financial results were better than budgeted. This is notable given the recent oversupply of commercial and retail properties and the prevalence of comparatively high interest rates. The total square metres leased increased during 2002. Portfolio vacancies declined, which indicates a return towards desired occupancy levels.

Increases in management expenses were kept below both budget and inflation.

The impact of high interests rates was especially felt in the retail property sector, which was constrained by the softer growth in consumer spending throughout most of 2002. Both footfalls and the average per-capita expenditure at major shopping centres were generally higher than those recorded for 2001, albeit at a lower-than-usual growth rate. Liberty Properties continues to invest in its core retail facilities in order to sustain high standards of maintenance, cleanliness, aesthetics, security and an all-round excellent shopping experience.

The company is forecasting a similar financial performance in the retail sector for 2003. The R280 million investment into a new regional shopping centre at Pietermaritzburg, The Liberty Midlands Mall, will unleash an important new income stream once this centre opens for business in September 2003. The anchor tenants will include Game, Pick 'n Pay and Woolworths.

Work is about to commence on the R65 million refurbishment of the Eastgate Shopping Centre in greater Johannesburg. This project is scheduled to be completed before April 2004. Early in 2003, Liberty Properties acquired the remaining 16,6% minority shareholding in the Norwood Hypermarket complex in Johannesburg.

On the commercial front, Liberty Properties encountered challenges primarily because of the continuing oversupply of high-quality office space in major urban areas. Most of the current oversupply of commercial space, however, is expected to be occupied by the end of 2003. This positive trend should help to stabilise this sector and yield more attractive returns on investments.

In an ongoing effort to rationalise, and therefore maintain a high-quality portfolio, Liberty Properties sold five retail and commercial properties for R58,1 million, of which R55,4 million accrued to the Group. The Liberty Parkade opposite the Group's Johannesburg head offices will be completed before April 2003.

The blue-chip hotel portfolio performed exceptionally well on the strength of the increased numbers of leisure and business tourists to South Africa. Hotel occupancy rates were maintained at 100% for prolonged spells on several occasions during 2002. The higher end of the South African hotel industry in major cities was able to maintain rates nearer to those of the international industry. Liberty Properties' income from the hotel portfolio exceeds the budgeted income by more than 50%, a clear indication of the vigorous revival in local tourism.

Liberty Properties continues to invest in its flagship hotels to maintain world-class standards. Portions of the Sandton Sun are to be renovated in phases over the next few years. Cape Town's Cullinan Hotel will be upgraded during 2003 to feature six new suites, among several other significant enhancements.

Business unit's performance

Rm or %	December 2002	December 2001	% Change
Properties under management	12 578	11 999	5%
Headline earnings	24	19	28%
Headline ROE	90%	130%	(40%)



LIBERTY
HEALTHCARE

Managing Director:

Dan Pienaar

Divisional Directors:

Nicole Kennerly and Stephen Maasch

Profile

Established in 1998, Liberty Healthcare was repositioned during 2002. The two established Liberty Healthcare medical schemes, ProCure and ProVia, became The Liberty Medical Scheme and administration was transferred to Medscheme with effect from July 2002. Medical Lifestyle, the Group's comprehensive health insurance product, was overhauled and prepared for introduction to the market in January 2003. The Group has thereby gracefully exited the highly competitive, low-margin business of being a medical scheme administrator and has recommitted itself to the health insurance market.

Business review

Liberty Healthcare's restructure and repositioning during the year was prompted by the changing medical schemes and health insurance environment in South Africa. Until recently, the business unit was administering the Liberty Medical Scheme (previously ProCure and ProVia), as well as the Medical Lifestyle health insurance product.

During 2002, Liberty Healthcare undertook a strategic, long-term review of its inherent business opportunities for sustainable growth and profitability in the context of new legislative impacts and the highly competitive status of the South African medical schemes industry. After completing a comprehensive strategic review, it was decided to transfer all the businesses' medical scheme administration to Medscheme for three main reasons:

- medical schemes business was being increasingly limited to administration only, thereby moving further away from the core business of insurance;
- the costs of adapting existing medical schemes to comply with new legislation would be prohibitive, especially in terms of enhancing information technology and management; and

- the envisaged strong growth in the membership base would increase the administrative and technology cost burden in what has become an exceptionally competitive, low-margin business.

The South African medical schemes industry has undergone a period of unprecedented uncertainty and turmoil. More disconcerting, however, is the fact that consumers, most especially medical scheme members, have had to contend with a double-edged inflationary sword. While medical inflation in general and, more specifically, medical scheme membership fee inflation are running well above the consumer price index (CPI), the scope of medical scheme membership benefits continues to decrease.

Another significant new impact is the South African Government's recent announcement of its intention to implement some form of a national health scheme, such as the one maintained in the United Kingdom, before 2010. While this is a welcome socio-economic development for the greater benefit of South Africans, especially poorer communities, a national health scheme could severely stifle the growth potential of the country's already hard-pressed medical schemes industry.

Strategic business acquisitions and joint ventures aimed at increasing critical mass and economy of scale were also explored in detail. These options, however, were dismissed after extensive deliberation in favour of exploiting Liberty Healthcare's stronger potential of becoming, and remaining, the pre-eminent player in the promising health insurance sector. Accordingly, considerable effort was invested to revise and upgrade the established Liberty Medical Lifestyle product, to be marketed as Liberty Medical Lifestyle Plus in 2003. The innovative, flexible and multi-featured Medical Lifestyle Plus product, evolved from a proud Liberty tradition of developing unique insurance and investment products in response to changing market trends and needs, provides financial protection against high-impact health-related events over which the policy-owner has little or no control.

Liberty Healthcare is confident of its ability to increase its principal membership base from 70 000 families at 31 December 2002 to about 100 000 families before the close of 2003. Within the first two weeks of launching Medical Lifestyle Plus, almost 2 000 new policies were written and a further 3 000 enquiries were received from potential policy-owners.

The massive programme necessary to transfer medical schemes administration to Medscheme has been completed successfully. Liberty Group, through Liberty Healthcare and Liberty Consultancy, continues to provide both sales support and technical product development input to the expanded Medscheme medical scheme operations.

Liberty Healthcare is now a far more streamlined and focused enterprise with a higher potential to become a notable contributor to Group headline earnings during the 2003 and subsequent financial years.

Business unit's performance

Rm	December 2002	December 2001	% Change
Healthcare business contribution to Group headline earnings*	29,8	(12,7)	335%
Principal lives (Liberty Medical Scheme) – number	45 122	32 704	38%

**Including once-off revenue in terms of the transfer of the administration to Medscheme in 2002.*

STANLIB Limited

Executive Chairman: Roy Andersen

Directors: Doug Band, Mark Bloom, Deon de Klerk, Barry Fraser, Themba Gamedze, Buddy Hawton, Mike Jackson, Ben Kruger, John Liackman, Selwyn MacFarlane, Alan Miller, Alan Romanis, Myles Ruck and Peter Wharton-Hood

STANLIB Wealth Management

Chairman: Roy Andersen



Chief Executive Officer: John Liackman

Directors: Carlos Amaral, Mark Bloom, Deon de Klerk, Andre du Plessis, Mike Jackson, Anthony Katakuzinos, Mike Lledo, Martin Rabe, Ian van Schoor and Peter Wharton-Hood

STANLIB Asset Management

Chairman: Roy Andersen
Deputy Chairman: Ben Kruger



Chief Executive Officer: Alan Miller

Directors: Mark Bloom, Deon de Klerk, Themba Gamedze, Mike Jackson, John Koel, Jerome O'Regan, Sidney Place, Errol Shear, Anthony van Eden and Henk Viljoen

STANLIB

STANLIB Limited

Profile

STANLIB was formed with effect from 1 January 2002. Its roots and credentials are long established and brings together the wealth management, asset management and wealth product marketing of the Standard Bank and Liberty groups.

STANLIB serves local and African markets and offers a product mix featuring both local and global brands. It is a wealth manager designed to meet the needs of both the institutional and retail markets by combining sophisticated products with expert advice and people. Funds under administration at 31 December 2002 amounted to R48 billion while assets under management exceeded R128 billion. STANLIB was officially launched in May 2002 and carries on two main streams of business:

STANLIB Asset Management (focused on the management of institutional and retail funds as well as investment portfolios.); and

STANLIB Wealth Management (focused on unit trusts management, financial product development, product marketing and client support).

Business review

Due to the fact that STANLIB was formed on 1 January 2002, the results for the year ended 31 December 2002 are not comparable with 2001, which reflect the results of Milfin Holdings (Proprietary) Limited.

STANLIB performed to expectation by generating headline earnings of R112,4 million and contributing R56,2 million to Liberty Group's headline earnings. STANLIB Wealth Management's funds under administration decreased by 1% from R48,8 billion at the beginning of the year to R48,3 billion at the end of 2002 with assets under management of STANLIB Asset Management remaining flat at R128,4 billion in a year where net inflows were offset by weak investment markets.

STANLIB Wealth Management

Profile

The business has a 400 000-strong client base and markets the largest pool of unit trust assets in South Africa. The division combines the strengths of the former operations of Liberty Collective Investments, Liberty Specialised Investments, Standard Bank Linked Investment Services, Standard Bank Unit Trusts and Lodestone Investments.

The business has an excellent distribution network comprising 800 independent financial advisors, 4 500 financial advisors supporting Liberty Group, 924 Liberty agents, 843 Liberty franchise agents, 470 consultants from Standard Bank Financial Consultants and a growing investment products sales force operating through 552 Standard Bank branches. It also distributes through a national branch network and key electronic media, notably the Internet and Standard Bank automatic telling machines.

Business review

In a promising year of integrating the disparate cultures and operations of various Liberty Group and Standard Bank Group investment businesses, STANLIB Wealth Management has proven that the distinctive cultures of a merchant bank and life insurance company can be merged to create an even stronger culture and to pursue significant new growth opportunities at a time when world markets, especially stock markets, are at a low ebb.

STANLIB Wealth Management endured the severe impacts of lacklustre world equity markets and the exceptional once-off costs of establishing a new business. Increases in operating expenses were contained at targeted levels.

Considerable effort was devoted to integrating and streamlining the STANLIB information management and systems, along with building empowered teams of wealth management specialists equipped to rise to the challenges of delivering at consistently high standards according to the bold, new business strategies and mandates devised for this joint venture. Significant progress was achieved in streamlining the business structure to ensure maximum personnel empowerment and operational efficiency, with a concomitant drive to contain operational expenses and to therefore increase business margins. A concerted effort was also made to review and maximise the efficiency and effectiveness of the key risk management and compliance portfolios.

Another successful initiative was that of developing and promoting the distinctive new STANLIB culture, which has achieved desired levels of cohesion, focus, entrepreneurship and innovation. Opportunities were also identified to increase the sharp focus on client service and to start implementing promising new enhancements in this crucial area. Working in partnership with STANLIB Asset Management, STANLIB Wealth Management identified opportunities to rationalise products and branding. It will continue to focus on new opportunities in the year ahead to maintain an essential portfolio of products in order to create maximum value for investors.

STANLIB Wealth Management has created South Africa's largest unit trust company and it is well placed to unlock new opportunities by having the advantages of desired critical mass and economy of scale under the custodianship of highly skilled and motivated investment professionals and support teams. Despite the challenges of integrating five different business units in a weak and volatile market, the business retained market share and is confident of increasing market share in 2003.

The robust foundation based on the powerful combination of a highly energised entrepreneurial culture, world-class skills and products, a strong technological and operational platform, and an excellent marketing and distribution network, all of which were developed further throughout 2002, augurs well for STANLIB Wealth Management's focused pursuit of business enhancement and growth opportunities during 2003. In essence, a uniquely powerful new business has been created for the institutional and private investors in South Africa, and its latent potential is expected to become more visible and harnessable during the remainder of the current decade.

World markets, especially equity markets, however, are expected to remain depressed and will, accordingly, impact on the business' profit potential in the year ahead.

STANLIB Asset Management

Profile

STANLIB Asset Management comprises the award-winning operations of Liberty Asset Management (Libam) and a team of handpicked investment professionals from Standard Corporate and Merchant Bank Asset Management (SCMBAM).

STANLIB Asset Management implements Liberty Group's policy-owner investment strategies, as prescribed by the Liberty Group investment operations committee. It also manages segregated funds for third-party clients, as well as most of the Liberty and Standard Bank unit trust portfolios.

STANLIB Asset Management enjoyed a net inflow of funds of R2 billion in 2002. Assets under management, however, did not grow in rand terms due to the fall in equity markets. At year-end, assets under management totalled R128,4 billion.

STANLIB Asset Management's investment professional team features one of South Africa's highest concentrations of chartered financial analysts, as well as two doctorates (PhDs).

Business review

In a notably challenging year characterised by declining equity markets worldwide, and exacerbated by the exceptional once-off costs of establishing the new STANLIB offices, technological platforms and support operations, as well as the costs of retrenchments, STANLIB Asset Management performed to expectations and generated an operating profit of R44,0 million.

In keeping with Libam's award-winning tradition, STANLIB Asset Management delivered solid investment performance.

Capital was preserved in the face of a savage bear market. The Life Fund main equity portfolio, in particular, performed well by delivering a return of 0,8%. This is a significant achievement given the total return of minus 8,2% on the FTSE/JSE All Share Index. The Life Fund bond portfolio beat its benchmark, the All Bond index, by more than 2%.

The business' international assets had a poor absolute performance primarily because of the dramatic decline in international equity markets and the strong appreciation of the Rand against major world currencies. About 15% of all assets are invested offshore.

Going forward, STANLIB Asset Management has established a sound platform for sustainable growth and an all-round pleasing contribution to Liberty Group profits, subject to the vagaries of key investment markets worldwide in 2003.

Business unit's performance

Due to the fact that STANLIB was formed on 1 January 2002, the results for the year ended 31 December 2002 are not comparable with 2001, which reflect the results of Milfin Holdings (Proprietary) Limited.

Rm or %	Total 2002 Rm
Total income	562
Operating expenses	426
Headline earnings	1[illegible]2
Total assets	2 773
Total liabilities	[illegible]174
Assets under management	128 432
Funds under administration	48 328

Group value added statement

	31 December		
	2002 Rm	2001 Rm	% Change
Group value added			
Premium income and reinsurance recoveries	**16 660,1**	14 330,7	16,3%
Investment and other operating income[1]	**(1 468,3)**	17 590,4	(108,3%)
Commissions paid to agents and brokers	**(1 559,4)**	(1 229,2)	26,9%
Payments to suppliers of material and services	**(685,5)**	(709,3)	(3,4%)
Wealth created	**12 946,9**	29 982,6	(56,8%)
Wealth distributed among stakeholders[2]			
Employees			
Salaries and other benefits	**791,9**	842,8	(6,0%)
Government	**595,6**	1 580,8	(62,3%)
South African normal tax	**329,4**	437,4	(24,7%)
South African capital gains tax	**(215,1)**	520,8	(141,3%)
Retirement fund tax	**155,9**	169,0	(7,8%)
Secondary tax on companies	**95,0**	264,6	(64,1%)
Foreign normal tax	**3,2**	1,8	77,8%
Value added tax	**160,1**	127,6	25,5%
Regional services council levies	**17,8**	18,3	(2,7%)
Stamp duty	**36,8**	32,5	13,2%
Financial services levy	**8,0**	5,8	37,9%
Rates and taxes paid to local authorities	**4,5**	3,0	50,0%
Policy-owners			
Policy-owner claims, benefits and increase in reserves	**10 045,9**	24 706,4	(59,3%)
Providers of capital	**1 106,4**	540,2	104,8%
Ordinary dividends paid to Liberty Group Limited shareowners	**851,0**	348,1	144,5%
Earnings attributable to preference shareowners	**81,9**	42,9	90,9%
Earnings attributable to convertible bond owners	**173,5**	149,2	16,3%
Retentions to support future growth	**407,1**	2 312,4	(82,4%)
Retained surplus	**247,8**	2 141,3	(88,4%)
Depreciation and amortisation	**159,3**	171,1	(6,9%)
Wealth distributed	**12 946,9**	29 982,6	(56,8%)

Group value added is the wealth created by the Group from its products and services. The statement above shows how this wealth created has been distributed among the Group's stakeholders.

(1) Includes investment surpluses/deficits.
(2) Excludes the capital reduction of R3 260,0 million.

2002
Wealth distributed among stakeholders

1 Employee salaries and other benefits **6,1%**
2 Government **4,6%**
3 Policyholder claims, benefits and increase in reserves **77,6%**
4 Providers of capital **8,5%**
5 Retentions to support future growth **3,1%**



5
1
4
2
3

2001
Wealth distributed among stakeholders

1 Employee salaries and other benefits **2,8%**
2 Government **5,3%**
3 Policyholder claims, benefits and increase in reserves **82,4%**
4 Providers of capital **1,8%**
5 Retentions to support future growth **7,7%**



5
1
4
2
3

The Liberty Foundation believes that South Africa desperately needs a full-time educational television service to deliver a timetabled curriculum to under resourced schools countrywide.


LIBERTY
Read
Rea



Hylton Appelbaum – Executive director

"THE LIBERTY FOUNDATION CONTINUES TO BE DRIVEN BY AN **EFFECTIVE PHILOSOPHY** OF **HUMAN EMPOWERMENT**"

– Hylton Appelbaum

THE LIBERTY FOUNDATION IN A NUTSHELL

Founded by the Liberty Group in 1971, the Liberty Foundation is rooted in the premise that the tangible and longer-term empowerment of disadvantaged and under resourced people, both as individuals and as groups, is far more effective than providing short-term handouts to needy communities and welfare organisations.

The Foundation operates on the principle that people in historically disadvantaged South African communities can and should be empowered to have and pursue positive choice so that they, too, can achieve sustainable self-sufficiency and thereby play a more constructive role in helping to unlock the country's socio-economic potential, as well as their own unique human potential. In a nutshell, the Liberty Foundation regards poverty as the single greatest adversity facing South Africa, and it will therefore continue to mastermind and support every possible initiative within its powers to ameliorate the plight of the poor and the underprivileged.

In recent years, the Liberty Foundation has carved an indelible niche as a highly responsive and innovative facilitator of social development and upliftment programmes, most notably in the fields of education and training, small-business development and the creation of new job opportunities. Since 1990, the Foundation has invested more than R320 million into social development throughout South Africa, thereby reaffirming its proud status as one of the country's pre-eminent corporate custodians of meaningful socio-economic development.

In response to the ever-changing South African political, social and economic environments, the Liberty Foundation made a strategic, long-term decision during 2002, after comprehensive re-examination and consultation with stakeholders, to intensify its focus on, and its investments into, supporting priority education and training programmes. This strategic shift was undertaken with the overarching objective of helping to raise the numbers of educated and empowered people in South African society at a time when the maximisation of human skills and potential is so critical.

While this is a commendable development within the context of serving South Africa's highest-priority socio-economic needs, the Foundation, sadly, has had to terminate its support for several other deserving community upliftment and development projects, including its support for a few key non-governmental organisations (NGOs). Besides supporting high-impact educational initiatives, Liberty Foundation is involved in strategising and designing a major new initiative to help counter the devastating HIV/Aids pandemic.

FOUNDATION INITIATIVES

Change of emphasis to strengthen focus on education

The consequences of the Bantu Education Act of 1953 still lie at the heart of the crisis in South African education. Its inescapable outcome, two generations later, is a desperate shortage of qualified mathematics (maths) and science teachers. Today 27% of South African learners are taught maths by teachers with no formal teaching qualifications in the subject, while 38% of learners are taught science by teachers without formal science teaching qualifications. Science and maths remain vital subjects to any education system, especially if a country such as South Africa is to compete globally in a plethora of technological fields.

The 8th grade results of the Third International Mathematics and Science Study Repeat (TIMMS-R) illustrate the depth of the crisis facing South African education. The South African results were the lowest by a wide margin. The country's mean score in maths was 275, well below the international mean of 487 and significantly below the mean scores of all other participating countries, including the two other African countries Morocco (337) and Tunisia (448). To further contextualise the challenge facing South Africa, the United States' (US) maths score was 502 and Singapore's 604. South African learners also performed dismally in science with a mean score of 243, well below the international mean of 488 and substantially lower than Morocco (323) and Tunisia (430). In science, the US scored 515 and Singapore 568.

In seeking the pragmatic solutions to the crisis facing the South African educational system, Liberty Group, under the auspices of the Liberty Foundation, has been compelled to develop and implement unusual support and development initiatives in education. In essence, the Foundation has tried to see what works, and has successfully and speedily implemented common-sense solutions.

The first hurdle facing the Foundation was how to deliver maths and science lessons on a national scale because there are so few adequately qualified maths and science teachers. The obvious answer was television (TV), a communication medium with the potential to convey one good teacher in a TV studio into thousands of classrooms and living rooms across the country. To this end 13 years ago, the Foundation and the South African Broadcasting Corporation (SABC) began televising comprehensive revision and preparation material for Matriculation (Matric) examinations in maths, science (physics and chemistry), biology and English.

The Foundation's live, interactive televised education programmes are currently broadcast by the SABC over approximately 600 hours a year at no cost to the beneficiaries. TV has proven to be an efficient and cost-effective medium. School learners with access to a telephone can call the studio to ask the teacher questions. The Liberty Foundation through, the TV Africa network, also broadcasts hundreds of hours annually across most of the African sub-continent, including Ghana, Nigeria, Kenya, Tanzania, Rwanda and Burundi.

Video came next as an obvious medium for extending the life of TV broadcasting. The Foundation's learning materials are available on video, and the schools that have been using them properly have achieved outstanding results.

While broadcasting proved to be successful, the Liberty Foundation identified an opportunity to enhance the power of TV-based educational programmes by developing essential print-based curriculum material to be circulated in larger metropolitan regions as newspaper supplements. This was deemed relevant because most school learners in these areas do not have textbooks. A learner who collects the weekly newspaper supplements can compile his or her own loose-leaf form of a textbook over the course of a school year. The Sowetan was the Foundation's first print media partner. The results were pleasing enough to inspire the development of a wider programme of circulating curriculum material through other major newspapers, both dailies and weeklies.

The Liberty-sponsored curriculum material is currently being distributed nationwide by various major publications, including The Daily News, Cape Argus, The Star, Sowetan, Eastern Province Herald, Pretoria News, Die Beeld and Die Burger, as well as three national Sunday newspapers, Sunday Times, Rapport and City Press. The Sunday Times/Liberty ReadRight tabloid supplement won the 2002 global award for operating the world's most innovative newspaper programme for encouraging young readership at the Young Reader Awards of the World Association of Newspapers. Liberty and the Sunday Times previously won this prestigious award in 1999 in recognition of promoting community literacy.

Besides the primary objective of placing low-cost, high-value learning materials into the hands of learners without textbooks, the Liberty-sponsored educational supplements offer three other key benefits:

- Illiteracy is a major problem, but so is aliteracy, the condition of having nothing to read, or not even wanting to read what little there is available. Providing schools with newspapers encourages reading in general.
- While the Group takes pride in South Africa's vibrant civil society, the country is at risk of not maintaining its democratic institutions if South Africans do not continue to enrich an open and tolerant culture in which young people, their parents and their teachers use newspapers to keep themselves meaningfully informed on major domestic and global events and issues.
- Developing and maintaining a broad general knowledge is a cornerstone of any good education. Newspapers play an integral part in most people's development of their general knowledge.

As the Foundation witnessed the success of its involvement in delivering curriculum-based educational material through television and newspapers, the organisation began to experiment with the Internet and funded the learn.co.za website. Through the Internet, the Foundation started to disseminate essential learning material free of charge. Liberty Foundation is currently funding the project to reconstruct and enhance the learn.co.za website for relaunch in mid-2003.

Based on the experience gained through its various technology-based interventions, particularly its broadcasting (where research has shown increased pass rates of up to 300% in some schools) – and after concluding a thorough investigation and feasibility study, the Foundation is spearheading a project to launch a range of free satellite-based education channels. The Foundation is confident that this project will help to address the crisis in schooling by providing additional high-quality learning materials, particularly in the schools that have under qualified or even no maths or science teachers.

The Liberty Foundation believes that South Africa desperately needs a full-time educational television service to deliver a timetabled curriculum to under resourced schools countrywide. Schools must be able to plan their schedules to incorporate televised curriculum materials in those subjects where they are necessary. The SABC, for obvious commercial reasons, cannot make enough time available on a terrestrial platform to broadcast essential education programmes between 08:30 and 21:00 daily. The Foundation therefore decided to build a new satellite-based education platform. The organisation's informed choice of television as the primary delivery medium was based on the broad availability of TV sets and the high success of the Foundation's previous interventions, as well as by television's ability to be blended into multimedia and Internet-based platforms.

Consequently, in partnership with various like-minded organisations, the Foundation has funded the formation of a new, independent, non-profit initiative that now owns a range of educational channels. These channels will be launched in phases during 2003 and 2004.

The first school-focused channel, which had its pilot broadcast and assessment period during October 2002, is focused on Grades 10, 11 and 12 maths, science and English (biology and business economics or accountancy will follow). The rollout of Grades 10, 11 and 12 will coincide with the teacher training on phasing in the new FET curriculum.

Top-level content teams are working on the underlying teaching plans and lesson formatting and are currently strategising the Foundation's research and evaluation process. A multiracial pool of highly competent teachers has been identified and the production of broadcastable education programmes is progressing well.

The content will be taught primarily in a "chalk-and-talk" manner, but updated and revised for the 21st century in that web-based applications and dynamic animations will be fully integrated into the broadcasts. Teachers will be able to download and print supplementary resources. There will be a daily call-in time when users will be able to phone a teacher and have their questions answered live on television. This has been done successfully for several years through the Foundation-sponsored terrestrial TV platform. All curricula for the proposed programmes have been designed and developed in an outcomes-based format. Through this format, specific sets of predefined outcomes are articulated and teaching is focused primarily on developing a greater value of underlying skills rather than pursuing the more traditional rote approach towards education.

The content is based on the national Further Education and Training and General Education and Training curricula. A curriculum management system is being used to ensure that adaptations can be made easily and efficiently to ensure alignment to any frameworks. Where unit standards have been available, the content has been aligned, and both notional hours and National Qualifications Framework (NQF) credit requirements have been met.

A repeat programming timetable has been structured to facilitate viewing during school hours, afternoons and weekends. This structure allows for the easy taping of learning areas, repeats of which have been grouped in blocks for recording.

This content will be broadcast free to schools, community centres and homes from 08:30 until at least 21:00 daily via the

PAS 7 satellite to decoders that can be linked to either a TV set or a personal computer. This digital platform allows for the transmission of data or video, which is in line with the South African Government's plans for a national school digital grid. PanAmSat is donating the necessary bandwidth, seven days a week, 24 hours a day, for at least a year. Agreements have been reached with the satellite-based subscription broadcaster, Multichoice, to carry the channels through its decoder-based TV system to provide a free service to schools. In addition, Sentech is to carry the channel on its decoders. SABC Education is considering the possibility of providing the terrestrial broadcast platform.

The new educational channels will provide the correct South African curriculum-specific content in digital format for the various initiatives being funded by both the Government and several other agencies, all of whom are investing enormously in hardware and software projects in schools.

Although the Liberty Foundation's primary focus is on assisting under resourced learners, the organisation remains responsive to the needs of teachers. In line with Government policy, the Foundation is encouraging teachers to use these resources by:

- delivering to them appropriately aligned outcomes-based content and by providing sufficiently detailed programming for them to choose lessons to use at the appropriate point in the curriculum;
- actively encouraging the asynchronous use of video where teachers are in control of the time and place of viewing; and
- designing specific teacher tips and support on classroom management and the use of broadcast, video and Internet materials.

The second TV channel will focus on the HIV/AIDS pandemic and will deliver valuable information on pre-HIV test counselling and post-test counselling, as well as educational material for HIV-positive pregnant women, feeding mothers and caregivers to the terminally ill patients, and on nutrition and positive lifestyle to the 7 000 South African clinics orchestrating the onslaught against HIV/AIDS. South African clinics, in general, remain desperately under resourced and undercapacitated. Patients generally have to stand in queues all day, nurses are woefully ill-prepared and the counsellors (where they exist) seldom cope. In addition, the country cannot roll out effective antiretroviral therapy until there is a smarter way of educating patients in the official language of their choice. This initiative will be launched later in 2003 and will involve a few exciting partnerships, including the best NGOs in the field.

The Liberty Foundation hopes to be able to use all the functionality of the digital broadcasting, narrowcasting, interactivity and video-on-demand media as part of the HIV/AIDS education and support programme. The Foundation can store all the content, and the counsellor, nurse or doctor in an individual clinic can choose the information needed as required. The same infrastructure can be used to fight other prevalent diseases, including tuberculosis and malaria.

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LIBERTY

LIBERTY GROUP
Annual Report 2002

LIBERTY

12-31-02
AR/S



Liberty. Lighting your way to financial prosperity.

ANNUAL FINANCIAL STATEMENTS
Annual Report 2002

LIBERTY

build value! 6000 minds one goal



Liberty. Lighting your way to financial prosperity.

www.liberty.co.za

Indexed new business premiums	+23,5%
Bancassurance new business premiums	+90,5%
New business margin	20,3%
Increase in value of new business	+32,9%
Net insurance cash flows of R4,5 billion	+53,6%
Renewal cost per policy	-1,6%
Headline earnings per share – continuing operations	-28,9%

Due to:

- Investment market conditions
- Increased STC charges

Embedded value per share of R55,28	+2,0%
Total ROE – continuing operations	13,9%

"ALL KEY INDICATORS OTHER THAN INVESTMENT MARKETS PRODUCED GOOD RESULTS"

– Mark Bloom



Investment returns

Investment markets and the strengthened Rand have had a negative impact on the earnings of the Group. Despite STANLIB Asset Management outperforming its investment return benchmarks, the weighted average investment return on the equity, managed and foreign assets portfolios was –9,5%.

This compares with a positive return of 25,3% for 2001 and the actuarial expectation of 14,5% for 2002. Shareowners earn 10% of capital bonuses declared to policy-owners on certain classes of business and the negative return for 2002 has impacted adversely on the life fund operating surplus.

Liberty's property portfolio benefited from increased tourism, major sporting events and summits, providing a before tax return of 15,5%.

Headline earnings on continuing operations

Headline earnings decreased by 28,7% to R1 069 million or 391,5 cents per share, due to the lower investment returns resulting in a 33% decline in the life fund operating surplus, and the impact of a much higher secondary taxation on companies (STC) charge on ordinary dividends of R86,1 million for 2002 (2001: R28,6 million).

Revenue earnings attributable to shareowners' funds increased by 39% from R251 million in 2001 to R348 million in 2002.

Liberty Ermitage contributed R27,9 million to Group headline earnings for 2002 compared with R11,5 million in respect of 2001 while Liberty Group Properties' headline earnings for 2002 amounted to R24,0 million (28,3% higher than the R18,7 million recorded for 2001). Liberty Healthcare, bolstered by once off revenue as a result of the transfer of its administration to Medscheme, contributed R29,8 million to headline earnings for 2002 against a loss of R12,7 million in respect of 2001.

New business

Recurring new business premiums increased by 27,7%, single premiums increased by 11,5% with the resulting indexed new business increasing by 23,5%. New bancassurance premiums increased by 90,5% to R3 164 million.

Liberty Personal Benefits' results once again exceeded growth and profitability targets. Single premium new business rose by 21,2% while recurring premium new business rose by 27,9%. Liberty's market share of new individual single premiums increased from 14,8% at 30 June 2001 to 17,3% at 30 June 2002 while market share of new recurring individual premiums increased further from 17,2% at 30 June 2001 to 17,4% at 30 June 2002.

Liberty Corporate Benefits' new recurring premiums increased by 23,2%, while new single premiums decreased by 3,4% thereby resulting in an overall 2,4% increase in new business premiums (16,2% increase on an indexed basis). More than a thousand new schemes were acquired by the Group during the year.

Charter Life's new recurring premiums increased by 30,7% to R495 million, while new single premiums rose by 40,4% to R1 378 million.

The bancassurance channel produced 28% of total new sales for 2002, with the sale of simple products (mainly credit life and funeral policies) rising by 30,5% and the sale of complex (high advice) products by 98,1%.

Productivity in the franchise distribution channel improved significantly with new business sales increasing by 23,1%, notwithstanding the number of sales producers in the franchise division being managed down from 997 at 31 December 2001 to 646 at 31 December 2002.

The strong support of "non-group brokers" (i.e. non-Standard Bank Financial Consultants) is also most pleasing.

Product innovation

Liberty Personal Benefits launched its Excelsior range of products in June 2002, following extensive market research that highlighted the need for a tax-efficient investment vehicle that is flexible, cost-effective, transparent and able to meet longer- term wealth creation needs. Excelsior has been extremely well received by clients and intermediaries alike and is to be a core offering in the future.

The new medical insurance product (Medical Lifestyle Plus) is considered to be the leading product of its kind. The product was launched in January 2003 and early indications are positive.

Management expenses

The average renewal cost per policy and the acquisition cost per policy decreased by 1,6% and 1,3% respectively, which substantially outperformed the actuarial expense inflation assumptions. Management action taken early in 2002 to control costs was successful and the resultant positive effect on earnings partially offset the negative effect of poor investment markets. Direct expenses increased by 7,4% while the number of individual policies in-force increased by 50 595 (2001: 1 697).

Net cash flow from insurance operations

Net cash inflows from insurance operations increased by 53,6% to R4 501 million, reflecting the underlying operational strength and success of the customer value management (CVM) programme.

Net premium income increased by 16,2% from R14 122,2 million for 2001 to R16 415,1 million for 2002, while total claims and policy-owner benefits increased by only 6,5% from R11 191,6 million to R11 913,8 million.

Value of new business and new business margin

The value of new business increased by 32,9% to R604,6 million. The new business margin improved to 20,3% (from 18,5%), as a result of reduced maintenance and acquisition costs per policy, increased sales of products with higher margins and the successful launch of the Excelsior range of products.

Corporate activity

Corporate activity has focused on the strategic positioning of Liberty in the international market to best serve a South African client base, while at the same time consolidating our local portfolio in order to focus on our strengths.

The acquisition of Liberty Ermitage in 2000 is a prime example. This acquisition provides a cost effective conduit to international markets for clients. Liberty Ermitage's assets under management increased from US$2 152 million at 31 December 2001 to US$2 266 million at 31 December 2002, with good sales volumes and solid performance of the hedge funds having offset declines in market value. Headline earnings increased by 142% to R27,9 million, a pleasing performance especially in the light of world market conditions.

Similarly, the acquisition of Hightree Financial Services, a small boutique brokerage company based in London, was another strategic offshore investment. The acquisition not only enhances the pursuit of the Group's internationalisation strategy, but also provides an avenue for the distribution of Liberty Ermitage products into the United Kingdom retail market.

On the corporate restructuring front, the decision was taken in September 2002 to close the Freestyle customer loyalty programme. The Freestyle programme was launched in February 2002. Sales and fee income were however not at the levels expected. The loss attributable to Freestyle and the remaining operations of MyLife amounted to R39,7 million in 2002 compared with a loss of R50,8 million in respect of MyLife for 2001. No further operational expenditure on these discontinued operations will be incurred.

On 23 April 2002 Liberty announced that administration of the two established Liberty Healthcare medical schemes, ProCure and ProVia, was to be transferred to Medscheme. The Group has thereby exited the highly competitive, low-margin business of being a medical scheme administrator, but has retained the client base and reinsurance arrangements. Liberty Healthcare has been restructured and repositioned comprehensively during 2002 to become a specialist health insurance company marketing and supporting the Medical Lifestyle Plus product.

The Liberty Midlands Mall development, in Chase Valley, Pietermaritzburg, is a project that will boost the Group's existing portfolio of properties. The project has progressed well and is on schedule and within budget to open at the end of September 2003. Property backed products are extremely attractive in the current market environment with sales reaching R1 058 million in 2002.

STANLIB

One of the most important strategic events of Liberty's recent history is the creation of STANLIB, the merger of Standard Bank Group Limited (Stanbank) and Liberty's asset management and wealth management operations.

Normalised headline earnings (eliminating the effect of merger costs) of the STANLIB group amounted to R131,6 million for 2002 with STANLIB Asset Management contributing R49,3 million and STANLIB Wealth Management contributing R82,3 million.

STANLIB is benefiting from the Stanbank, Liberty and its own distribution channels. STANLIB Asset Management experienced a net inflow in assets under management of R2 billion and maintained its total assets under management at R128 billion despite weakening markets. STANLIB Wealth Management sales for the year reached R34 billion while net cash inflows amounted to R8 billion.

Merger and integration costs amounted to R34,1 million for 2002 and are within budget. Integration costs will continue into 2003 as systems and processes are rationalised.

Embedded value

Embedded value at 31 December 2002 amounted to R55,28 per share, 2% up on the R54,21 for 2001. The effect of the poor investment markets has been offset by the strong operational performance of life insurance operations.

Deployment of capital and capital adequacy

In line with its strategy to deploy capital in areas aligned with its core business and to access growth markets, Liberty disposed of certain non-core shareowner assets during the year. Investments sold included 2,5 million Gold Fields shares, 2,2 million SABMiller shares and various low yield properties.

Capital adequacy cover has become of increasing importance in the global life insurance industry. Liberty's capital adequacy multiple, which is amongst the highest in the industry, was 3,0 at the end of December 2002. This compares with 3,5 at 31 December 2001 and 3,4 at 30 June 2002 and provides a comfortable level of cover given the current uncertainty in investment markets. On the revised more stringent basis which has been proposed by the Financial Services Board, the capital adequacy cover multiple reduces to 2,9 and is expected to remain amongst the highest in the industry.

Dividend

A final dividend of 116 cents per share has been declared. This final dividend maintains the total dividend for the year at 278 cents. The dividend cover for 2002 on this basis is 1,4 times headline earnings on continuing operations. The level of cover is considered appropriate to distribute excess capital to shareowners while maintaining a healthy capital adequacy cover required to sustain the business in volatile investment market conditions.

The important dates pertaining to this dividend are:

Last day to trade *cum* dividend on the JSE and LSE	Thursday, 20 March 2003
First trading day *ex* dividend on the JSE and LSE	Monday, 24 March 2003
Record date	Friday, 28 March 2003
Payment date	Monday, 31 March 2003

Share certificates may not be dematerialised or rematerialised between Monday, 24 March 2003 and Friday, 28 March 2003, both days inclusive. Payment in respect of dividends for shares listed on the London Stock Exchange will be converted from rand to sterling equivalent on Monday, 31 March 2003.

Where applicable, dividends in respect of certificated shareowners will be transferred electronically to shareowners' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareowners. Shareowners who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 31 March 2003.

Review of the past six years

	Compound annual growth %[1]
Balance sheet - extracts	
Shareowners' funds	6,3
Life funds	9,5
Actuarial liabilities under unmatured policies	
Contingency and other reserves	
Deferred capital gains tax	
Total assets	9,3
Capital adequacy cover (multiple of capital adequacy requirements)	(6,9)
Income statement - extracts	
Total headline earnings per share (cents)	(12,0)
Headline earnings per share on continuing operations (cents)	
Life fund operating surplus per share (cents)	
Revenue earnings per share attributable to shareowners' funds (cents)	
Dividends per ordinary share (cash equivalent) (cents)	
Management expense ratio (life insurance operations) (%)	0,8
Total earnings per share (cents)	(19,7)
Total earnings per share on continuing operations (cents)	
Net cash flows from insurance operations	
Net recurring premium income	11,7
Individual	10,5
Group	16,6
Net single premium income	11,3
Individual	14,5
Group	(1,4)
Net premium income	11,5
Total claims and policy-owners' benefits	4,8
Individual	16,7
Group	(14,7)
Net cash inflow/(outflow)	113,2
Embedded value	
Embedded value	
Value of life business in force	
Shareowners' funds	
Fair value adjustment - financial services entities	
Embedded value per share (Rands)	
Value of new business written	
Embedded value profits	

(1) Calculated on Rand amounts from 1997 to 2002.
(2) Excludes 1997 special anniversary dividend of 40 cents per share.
(3) Restated for change in tax dispensation.
(4) After capital reduction announced in 2000.
(5) Restated for Liberty International and Stanbank components unbundled in 1999.

2002 **Rm**	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm
8 588,1	8 345,8 [4]	9 615,6 [5]	9 552,8 [5]	5 735,3 [5]	6 327,1 [5]
73 700,3	75 918,4	62 137,6	56 183,6	43 817,9	46 907,5
73 595,6	75 561,8	62 137,6	56 183,6	41 014,0	43 355,1
				2 803,9	3 552,4
104,7	356,6				
86 260,1	89 401,4 [4]	75 966,0 [5]	69 273,6 [5]	52 455,3 [5]	55 263,3 [5]
3,0	3,5 [4]	5,7	7,7	3,3	4,3
391,5	568,4	557,8	608,5	636,7	743,1
391,5	551,0	485,2			
295,7	469,3	410,7			
95,8	81,7	74,5			
312,0	278,0	273,0	402,0	419,0	348,0 [2]
7,9	8,5	7,4	8,0	8,0	7.6
402,5	829,6	266,7	954,3	634,6	1 208,1
402,5	893,1	213,4			
7 855,9	6 480,7	5 777,3	5 214,0	4 994,6	4 512,6
5 999,7	5 019,0	4 370,9	4 074,2	3 962,0	3 649,8
1 856,2	1 461,7	1 406,4	1 139,8	1 032,6	862,8
8 559,2	7 641,5	7 790,0	6 225,6	4 392,6	5 021,1
7 376,7	6 416,8	5 622,8	4 521,8	3 457,1	3 751,8
1 182,5	1 224,7	2 167,2	1 703,8	935,5	1 269,3
16 415,1	14 122,2	13 567,3	11 439,6	9 387,2	9 533,7
(11 913,8)	(11 191,6)	(10 188,8)	(9 817,7)	(10 020,4)	(9 431,4)
(9 665,6)	(8 737,2)	(7 409,4)	(7 003,9)	(6 118,2)	(4 458,6)
(2 248,2)	(2 454,4)	(2 779,4)	(2 813,8)	(3 902,2)	(4 972,8)
4 501,3	2 930,6	3 378,5	1 621,9	(633,2)	102,3
15 127	14 767 [4]	11 941 [4]	14 274	12 852	
5 837	5 235	4 832	4 765	4 735	
8 588	8 346	6 123			
838	1 310	996			
R55,28	R54,21 [4]	R43,95 [4]	R52,83	R47,99	
605	455	391	366 [3]	248	
1 166	3 147	1 606			

	Compound annual growth %[1]
New business premium income	
New recurring premiums	18,1
Individual	18,4
Group	16,2
New single premiums	11,0
Individual	14,5
Group	(2,2)
New business premium income	12,5
New business index [2]	16,2
Profitability ratios	
Total return on equity on continuing operations (%)	
Headline return on equity on continuing operations (%)	
Return on embedded value (%)	
New business margin (%)	
Share statistics and ratios	
Liberty closing share price at 31 December [3]	
Liberty share price high for the year [3]	
Liberty share price low for the year [3]	
Total number of shares in issue at 31 December (millions)	
Weighted average number of shares in issue (millions)	
Market capitalisation	
Volume of shares traded ('000)	
Volume traded to weighted average number of shares in issue (%)	
JSE All Share Index	
JSE Financial Services Index	
JSE Insurance Index	
Staff statistics	
Total group staff	
Liberty group staff	
Broker consultants and managers	
Total Liberty group staff	
Field staff	
Offshore operations	
Exchange rates	
R/£ exchange rate at 31 December	11,4
Average R/£ exchange rate for the year	15,5
R/$ exchange rate at 31 December	12,0
Average R/$ exchange rate for the year	17,8

(1) Calculated on rand amounts from 1997 to 2002.
(2) Recurring premiums plus 10% of single premiums.
(3) Restated for Liberty International and Stanbank components unbundled in 1999.
(4) After capital reduction announced in 2000.
(5) The STANLIB joint venture and Liberty Healthcare outsourcing of administration resulted in a reduction in headcount of 400 and 190 respectively.

Refer to key features on page 5 of the review booklet of the annual report for a review of value created for shareowners over the last four years.

2002 Rm	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm
2 782,4	2 179,7	1 870,2	1 559,7	1 319,3	1 213,2
2 356,6	1 834,1	1 578,3	1 322,9	1 045,8	1 012,1
425,8	345,6	291,9	236,8	273,5	201,1
8 518,2	7 639,4	7 755,6	6 314,6	4 591,7	5 045,9
7 335,7	6 414,9	5 589,1	4 691,0	3 656,3	3 722,5
1 182,5	1 224,5	2 166,5	1 623,6	935,4	1 323,4
11 300,6	9 819,1	9 625,8	7 874,3	5 911,0	6 259,1
3 634,2	2 943,6	2 645,8	2 191,2	1 778,5	1 717,8
13,9	40,4	10,0 (4)			
13,5	24,9	22,7 (4)			
7,9	26,4	11,3	18,1		
20,3	18,5	17,6	18,2	15,9	
R54,65	R55,20 (4)	R57,74 (3)	R61,92 (3)	R30,78 (3)	
R67,90	R61,00	R85,00	R71,50		
R50,20	R43,25	R48,00	R39,14		
273,6	272,4	271,7	270,2	267,8	263,5
273,0	272,0	270,9	269,3	266,5	253,6
14 952,2	15 036,5 (4)	15 688,0 (3)	16 730,8 (3)	8 242,9 (3)	21 372,5
82 565,0	85 777,0	77 485,0	153 646,0	77 284,0	38 978,0
30,2	31,5	28,6	57,1	29,0	15,4
9 277,2	10 456,5	8 164,3	8 357,2	5 015,7	5 465,6
8 245,8	9 283,4	9 853,0	10 015,0	8 073,6	9 086,3
9 151,0	10 107,0	10 172,0	9 714,8	5 643,5	8 475,7
5 549	6 293	5 816	5 189	4 655	4 465
3 282 (5)	3 764	3 625	3 435	3 266	3 280
447	362	329	289	254	217
3 729	4 126	3 954	3 724	3 520	3 497
1 767	2 115	1 807	1 465	1 135	968
53	52	55			
13,85	17,58	11,34	9,93	9,76	8,06
15,72	12,63	10,53	9,82	9,23	7,65
8,60	12,14	7,60	6,15	5,88	4,87
10,49	8,81	6,86	6,05	5,52	4,63

Directors at 31 December 2002

Chairman

D E Cooper (62) CA(SA)†
Appointed to the board - 1999
Chairman: Standard Bank Group Limited

Executive Directors

R C Andersen (54) CA(SA), CPA (Texas)
Chief Executive and Deputy Chairman
Appointed to the board - 1997
[illegible] years service

H I Appelbaum (49) BA, LLB
Appointed to the board - 1993
[illegible] years service

M A Bloom (44) BCom, BAcc, CA(SA)
Appointed to the board - 2000
[illegible] years service

M J Jackson (53) MA(Hons)
Appointed to the board - 1998
[illegible] years service

D S Nohr (58) BSc, FASSA, FIA, ASA
Appointed to the board - 1998
[illegible] years service

Independent Non-executive Directors

D A Hawton (65) FCIS†*
Appointed to the board - 1999
Executive Chairman: Katsal Limited

W S MacFarlane (67) CA(SA), FCA*^
Appointed to the board - 1995
Director of companies

M J Shaw (64) CA(SA)*^†
Appointed to the board - 2002
Director of companies

M Rapp (67) CA(SA)
Appointed to the board - 1975
Director of companies

A Romanis (63) CA*#^
Appointed to the board - 1986
Director of companies

Non-executive Director

J H Maree (47) BCom, MA (Oxon)
Appointed to the board - 1997
Chief Executive: Standard Bank Group Limited

Directors who resigned during 2002

D D B Band (58) BCom, CA(SA)†*
Appointed to the board - 1995
Director of companies

E Bradley (64) BSc, MSc
Appointed to the board - 1999
Executive Chairman: Wesco Investments Limited

R J Khoza (53) MA (Lancaster), PMD (Harvard)
EDM (IMD Lausanne)
Appointed to the board - 1999
Chairman: AKA Capital

S J Macozoma (45) BA
Appointed to the board - 1999
Joint Deputy Chairman: Standard Bank Group Limited

R A Plumbridge (67) MA (Oxon), LLD(hc)
Appointed to the board - 1999
Director of companies

C B Strauss (67) BA, MS, PhD, DEcon(hc), DSc(hc)
Appointed to the board - 1983
Director of companies

E P Theron (61) BCom, LLB
Appointed to the board - 1999
Director of companies

† *Member of the Remuneration Committee*
* *Member of the Group Audit and Actuarial Committee*
^ *Member of the Group Risk Management Committee*
\# *British*


Derek Cooper


Roy Andersen


Hylton Appelbaum


Mark Bloom


Mike Jackson


David Nohr


Buddy Hawton


Selwyn MacFarlane


Martin Shaw


Michael Rapp


Alan Romanis


Jacko Maree

Approval of the annual financial statements

The directors accept responsibility for the preparation, integrity and fair presentation of the Company annual financial statements, the Group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data, including minutes of all meetings of shareowners, the board of directors and committees of the board. The directors have no reason to believe that all representations made to the independent auditors during the audit are not valid and appropriate. The directors further accept responsibility for the maintenance of accounting records, which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance and risk management review on pages 18 and 19 of the review booklet of the annual report.

The directors have reviewed the 2003 budget and cash flow forecasts for the Company and the Group. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the directors consider that the Company and the Group have adequate resources to continue in operation for the foreseeable future and have continued to adopt the going concern basis in preparing the financial statements.

The Company annual financial statements and the Group annual financial statements which appear on pages 14 to 16 and pages 23 to 72 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

R C Andersen
Group chief executive

Johannesburg
27 February 2003

Report of the independent auditors on the annual financial statements

To the members of Liberty Group Limited

We have audited the Company annual financial statements and Group annual financial statements of Liberty Group Limited set out on pages 14 to 16 and pages 23 to 72 for the year ended 31 December 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
27 February 2003

Report of the statutory actuary

Consolidated actuarial balance sheet at 31 December	Group 2002 Rm	2001 Rm
Assets		
Total assets as per balance sheet	**86 260,1**	89 401,4
Less liabilities	**77 672,0**	81 055,6
Actuarial liabilities under unmatured policies	**73 595,6**	75 561,8
Capital gains tax provision on unrealised capital gains on policy-owners' investments	**104,7**	356,6
Other liabilities	**3 971,7**	5 137,2
Excess of assets over liabilities	**8 588,1**	8 345,8
Represented by:		
Shareowners' funds	**8 588,1**	8 345,8
Capital adequacy requirement	**2 856,6**	2 391,3
Capital adequacy requirement: times covered	**3,0**	3,5

1. **Certification**

I have conducted an investigation into the financial position of Liberty Group Limited (Company) at 31 December 2002. I certify that the actuarial valuation was carried out on the basis described below in accordance with Generally Accepted Actuarial Standards and the guidance notes on the Financial Soundness Valuation issued by the Actuarial Society of South Africa (including PGN 103 and PGN 104). In my opinion, the Company was financially sound at the valuation date and is likely to remain financially sound for the foreseeable future. It is also my opinion that the statutory actuary's report, read together with the annual financial statements fairly present the financial position of the Company at 31 December 2002.

I am satisfied that the basis used to value the liabilities is consistent with the basis used for the valuation of the assets.

2. **Analysis of change in excess assets**

	Group 2002 Rm	2001 Rm
The excess of the value of assets over the value of liabilities has changed as follows over the year:		
Excess assets as at end of the year	**8 588,1**	8 345,8
Excess assets as at beginning of the year	**8 345,8**	9 615,6
Change in excess assets over the year	**242,3**	(1 269,8)
This change in excess assets is due to the following items:		
Investment return generated by shareowners' funds		
Investment income	**788,7**	900,8
Capital appreciation	**52,4**	1 102,3
Total investment return	**841,1**	2 003,1
Operating profit	**830,6**	1 367,1
Changes in valuation bases/methods/assumptions	**58,5**	(47,4)
Goodwill amortisation	**(13,6)**	(15,8)
Shareowners' tax	**(147,6)**	(488,4)
Management expenses	**(388,3)**	(519,1)
Preference dividend in subsidiary	**(81,9)**	(42,9)
Total earnings	**1 098,8**	2 256,6
Capital raised (returned)		(3 260,0)
Subscription for shares	**44,1**	27,4
Dividends paid	**(851,0)**	(348,1)
Translation difference relating to equity component of the convertible bonds	**(49,6)**	54,3
Total change in excess assets	**242,3**	(1 269,8)

3. Description of valuation basis, notes and comments

Valuation basis for actuarial value of investments

Investments have been valued as set out in the accounting policies.

Valuation basis for actuarial liabilities under unmatured policies

In general, provision was made for the best estimate of future experience, plus prescribed margins as required in terms of guidance note PGN 104 issued by the Actuarial Society of South Africa, plus additional second-tier margins.

The best estimate assumptions relating to future mortality, morbidity, withdrawals and maintenance expenses were derived from and are consistent with recent experience obtained from various detailed investigations carried out during 2002. In setting the assumptions, provision was made for the expected increase in AIDS-related claims and for the effect of future inflation in maintenance expenses at 6,75% p.a. (2001: 7,90% p.a.) or 7,43% p.a. after the addition of the prescribed margin.

Future investment returns were related to the medium-term government stock interest rate prevailing at the valuation date and were set at 12,3% p.a. (2001: 13,3% p.a.) taking into account the asset mix of the fund. The before-tax discount rate was set at the same rate. Future tax and tax relief were allowed for at rates and on bases applicable to Section 29A of the Income Tax Act and full allowance has been made for capital gains tax. Provision is made for capital gains tax on unrealised gains at the valuation date at full undiscounted value and is shown as a separate liability.

The best estimate assumptions were strengthened by the addition of prescribed margins and further second-tier margins were added so that the share-owners' participation in profits emerges in the year in which it is earned. These second tier margins include an allowance for the share-owners' participation in the reversionary and terminal bonus expected to be declared each year in respect of with profit business, an allowance for the share-owners' participation in the bonus expected to be declared and a portion of the management fees levied under certain classes of market related business, and an allowance for further deviations in risk experience such as additional mortality arising from AIDS.

Liabilities for individual market related policies where benefits are dependent on the performance of underlying investment portfolios (including business with stabilised bonuses where bonuses were taken at full value) were taken as the aggregate value of the policies' investment in the investment portfolio at the valuation date, reduced by the excess of the present value of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses on a policy by policy cash flow basis.

Reversionary bonus and the major non-profit classes of policies were valued by discounting the expected future cash flows at a rate of 11,92% p.a. (2001: 12,92% p.a.), being a market related rate of interest reduced by an allowance for investment expenses and the relevant prescribed margin.

Policy-owner reasonable benefit expectations have been allowed for as follows:

- In respect of reversionary bonus business by allowing for the bonus rates at the latest declared rates; and
- In respect of market related business by assuming a bonus rate supported by the investment returns assumed in the valuation.

Annuity business was valued by discounting annuity instalments and expenses at 10,28% p.a. (2001: 11,67% p.a.) being the rate of return yielded by the matching assets, reduced by an allowance for investment expenses and the relevant prescribed margin.

Liabilities for group benefit policies (including policies where the bonuses are stabilised) were established as the value of the policies' investment in the respective investment portfolios, including the face value of all bonuses (vested and unvested) declared in respect of periods up to the valuation date.

In respect of with-profit business where bonuses are stabilised, bonus stabilisation reserves are held arising from the difference between the after-tax investment performance of the assets net of the relevant management fees and the rate of bonus declared. As a result of the investment return achieved by the underlying investment portfolios being less than the declared bonus on smoothed bonuses business for the year, the amount of the negative bonus stabilisation reserves existing at 31 December 2001 increased during 2002. The total of the negative stabilisation reserves amounted to R72,7 million at 31 December 2002 (2001: R8,2 million). In aggregate the total stabilisation reserves are substantially positive.

Capital adequacy requirements

Investigations were carried out to determine the amount of the capital adequacy requirement (CAR), which provides for adverse variations in experience including an allowance for a deterioration in mortality experience arising from the AIDS pandemic. These investigations were carried out in terms of the guidance notes issued by the Actuarial Society of South Africa.

In the calculation of the investment resilience element of the capital adequacy requirement, it was assumed that equity asset values would decline by 30%, property values by 15%, and fixed interest asset values by 13%. No management action was assumed in the capital adequacy requirement calculation.

In the calculation of CAR, the termination capital adequacy requirement (TCAR) exceeded the ordinary capital adequacy requirement (OCAR), and thus the capital adequacy requirement has been based on the TCAR calculation.

I am satisfied that the excess of assets over liabilities is sufficient to meet these capital adequacy requirements which amounted to R2 856,6 million at 31 December 2002 (R2 391,3 million at 31 December 2001).

Material changes in valuation basis since the previous report

Changes were made to the valuation to re-align valuation assumptions with expected future experience. These changes resulted in a net decrease in actuarial liabilities of R58,5 million. In addition adjustments were made to interest rate and inflation rate assumptions to maintain consistency between the value of liabilities and the market value of assets.

4. Charter Life Insurance Company Limited

Actuarial balance sheet at 31 December	2002 Rm	2001 Rm
Assets		
Total assets as per balance sheet	**7 724,0**	7 731,1
Less liabilities	**7 024,8**	7 085,0
Actuarial liabilities under unmatured policies	**6 799,7**	6 797,1
Capital gains tax provision on unrealised capital gains on policy-owners' investments	**(6,2)**	53,3
Other liabilities	**231,3**	234,6
Excess of assets over liabilities	**699,2**	646,1
Represented by:		
Shareowners' funds	**699,2**	646,1
Capital adequacy requirement	**189,5**	122,7
Capital adequacy requirement: times covered	**3,7**	5,3

In regard to the financial position of the life fund of Charter Life Insurance Company Limited, a wholly owned subsidiary of Liberty Group Limited, the investigation was conducted by the Statutory Actuary of Charter Life Insurance Company Limited who has certified that the assets are sufficient to meet the liabilities that will emerge under existing policies and to cover the capital adequacy requirements of that company at 31 December 2002, such values having been determined in accordance with Generally Accepted Actuarial Standards and the Actuarial Society of South Africa guidance notes.

D S Nohr BSc, FASSA, FIA, ASA
Statutory actuary

Johannesburg
27 February 2003

Report of the independent auditors on the Group embedded value

To the directors of Liberty Group Limited

We have audited the Group embedded value report for the year ended 31 December 2002 on pages 18 to 21 which has been prepared in accordance with the embedded value basis set out in paragraphs 1 and 6. This report should be read in conjunction with the audited annual financial statements where the insurance liabilities are calculated on the financial soundness valuation basis, which is on pages 14 to 16.

Respective responsibilities of directors and auditors

The directors are responsible for the annual financial statements, as described on page 12, as well as the Group embedded value report. Our responsibilities in relation to the annual financial statements are set out on page 13.

Our responsibilities, as independent auditors, in relation to the Group embedded value report are as set out in our letter of engagement agreed with the directors dated 9 October 2002, to report to the directors our opinion as to whether the Group embedded value report is in all material respects in accordance with the embedded value basis set out in paragraphs 1 and 6 of the Group embedded value report.

Basis of audit opinion

We conducted our audit in accordance with Statements of South African Auditing Standards. Our audit included examination, on a test basis, of evidence supporting the amounts and disclosures in the Group embedded value report. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the Group embedded value report, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group embedded value report is free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group embedded value report.

Opinion

In our opinion the Group embedded value at 31 December 2002 and the embedded value profits for the year then ended is, in all material respects, in accordance with the basis set out in paragraphs 1 and 6 of the Group embedded value report.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
27 February 2003

Group embedded value at 31 December 2002 and the value of new business written during 2002 in respect of Liberty Group Limited and its wholly owned subsidiary Charter Life Insurance Company Limited

1. Introduction

The embedded value is a determination of the economic value of a life insurance company before making allowance for any value which may be attributed to future new business.

The embedded value consists of shareowners' net assets at fair value together with the discounted value of the projected stream of future after-tax shareowner profits arising from existing in-force business less a charge for the cost of capital incurred in meeting the solvency requirements of the business.

The cost of solvency capital is the present value of the difference between the assumed net investment return and the discount rate as applied to the assets supporting the projected capital adequacy requirements. The capital adequacy requirement is backed fully by equity investments.

The value of the new business written over the year is the present value, at the time of sale, of the projected stream of after-tax profits from that business.

The economic value of the company may be derived by adding to the embedded value an allowance for the value of future new business, often calculated as a multiple of the value of new business written over the past year.

2. Embedded value and value of new business

	31 December 2002 Rm	31 December 2001 Rm
Risk discount rate	**12,75%**	13,75%
Shareowners' net assets	**8 588,1**	8 345,8
Net value of life business in force	**5 700,4**	5 111,9
Value of life business in force	**5 837,0**	5 235,1
Cost of solvency capital	**(136,6)**	(123,2)
Financial services entities fair value adjustment	**838,1**	1 309,7
Embedded value	**15 126,6**	14 767,4
Value of life business written in the year		
Net of cost of solvency capital	**604,6**	454,8
Gross of cost of solvency capital	**618,2**	466,8
Cost of solvency capital	**(13,6)**	(12,0)
New business index excluding natural increases	**2 983,2**	2 464,5
New business margin	**20,3%**	18,5%

The value of new business is the value at the point of sale derived from the new business premium income net of natural increases as shown in note 20 on the financial statements. Note 20 also defines the new business index.

3. Sensitivity to risk discount rates and other assumptions

In order to indicate sensitivity to varying assumptions the value of life business in force less cost of solvency capital, and the value of new business written are shown below for various changes in assumptions. Each value is shown with only the indicated parameter being changed.

	Value of life business in force less cost of solvency capital at 31 December 2002 Rm	Value of new business written in 2002 Rm
Base value	5 700,4	604,6
Embedded value	5 837,0	618,2
Cost of capital	(136,6)	(13,6)
Risk discount rate increase one percentage point to 13,75%	5 343,3	536,9
Embedded value	5 464,8	549,2
Cost of capital	(121,5)	(12,3)
Future investment returns reduce by one percentage point to 12,75%	5 299,2	497,9
Embedded value	5 542,9	522,1
Cost of capital	(243,7)	(24,2)
Withdrawal rates increase by 10%	5 416,1	561,9
Embedded value	5 552,8	575,5
Cost of capital	(136,7)	(13,6)
Policy acquisition and maintenance expenses (other than commissions) increase by 10%	5 479,0	518,6
Embedded value	5 615,7	532,2
Cost of capital	(136,7)	(13,6)
Assurance mortality and morbidity increase by 10%, annuity mortality decrease by 10%	5 246,3	521,1
Embedded value	5 382,8	534,7
Cost of capital	(136,5)	(13,6)

These values illustrate the effect of a negative change in assumptions.

The effect of a positive change in the assumptions to the same extent would be to increase the values by a similar amount to the reductions indicated above.

4. Embedded value profits

Embedded value profits, being the change in the embedded value over the year increased by any dividends declared and capital reductions during the year and decreased by any capital raised during the year, provide a measure of a company's financial performance over the year.

	12 months to 31 December 2002 Rm	31 December 2001 Rm
Embedded value at the end of the year	15 126,6	14 767,4
Less capital raised	(44,1)	(27,4)
Plus dividends paid	851,0	348,1
Less embedded value at the beginning of the year	(14 767,4)	(11 941,1)
Embedded value profits	1 166,1	3 147,0
Return on shareowners' net assets	14,0%	51,4%
Return on embedded value	7,9%	26,4%

5. Analysis of embedded value profits

An analysis of the components of embedded value profits for the year ended 31 December is summarised below.

	2002 Rm	2001 Rm
Investment return on shareowners' net assets and financial services entities' fair value adjustment	(311,5)	1 537,4
Translation (losses)/gains in respect of foreign assets	(189,0)	196,8
Other investment returns on shareowners' assets	(122,5)	1 340,6
Expected return on value of life business	756,9	751,6
Investment experience variation on life business	(696,8)	681,3
Other experience variations	155,2	27,2
Changes in assumptions	488,2	(78,7)
Variation in tax	50,8	(152,7)
Value of new business	604,6	454,8
Allowance for current and future Secondary Tax on Companies (STC)	-	(133,9)
Changes in modelling methodology	118,7	60,0
Embedded value profits	1 166,1	3 147,0

6. Bases and assumptions

(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a. 2002	2001
Government stock	10,75%	11,75%
Equities	12,75%	13,75%
Property	11,75%	12,75%
(ii) The risk discount rate has been set equal to the investment return on equity assets	12,75%	13,75%
(iii) Maintenance expense inflation rate	6,75%	7,90%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) introduced with effect from October 2001 has been taken into account in the embedded value. At 31 December 2001 the effect of the introduction of CGT was a reduction in value of R152,7 million which has been shown in 5 above as a variation in tax. STC was allowed for based on the expected dividend cover and future dividend credits.

(vi) Other bases, bonus rates and assumptions:
In general, parameters reflect best estimates of future experience, consistent with the valuation basis described in paragraph 3 of the report of the statutory actuary excluding any first- or second-tier margins.
However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of financial services entities fair value adjustment:
The financial services entities fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareowners' funds.

This adjustment consisted of the following:

	31 December 2002 Rm	31 December 2001 Rm
Liberty Group Properties (Proprietary) Limited	**240,0**	224,4
Liberty Ermitage Jersey Limited	**190,4**	228,8
STANLIB Limited	**407,7**	-
STANLIB components in 2001	**-**	856,5
	838,1	1 309,7

These items were calculated as follows:

- In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiaries. The multipliers used were 10 and 15 (2001: 12 and 20) respectively.
- In the case of STANLIB Limited the R407,7 million represents 50% of the unrealised surpluses on the sale of the Liberty entities to STANLIB. This has the effect of showing the fair value of Liberty's portion of STANLIB at the value used for purposes of the joint venture transaction effective 1 January 2002.

(viii) The amount of R488,2 million shown for changes in assumptions in 2002 arises mainly from:

- the effect of the reduction of the risk discount rate partially offset by the effect of the corresponding reduction in the future investment returns;
- the corresponding reduction in the future rate of expense inflation; and
- the reduction in expenses arising from reduced costs per policy experienced in the 2002 base year.

7. Audit

As indicated by PricewaterhouseCoopers Inc.'s report, on page 17, the embedded value for the years ended 31 December 2002 and 31 December 2001 as well as the analysis of embedded value profits for the years 2002 and 2001 have been audited.

D S Nohr BSc, FASSA, FIA, ASA
Statutory actuary

Johannesburg
27 February 2003

Certification by the company secretary

In terms of Section 268 G(d) of the Companies Act, 1973, as amended, I certify that the Company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

J Worwood

J Worwood FCIS
Company secretary

Johannesburg
27 February 2003

Accounting policies

Basis of preparation

The accounting policies adopted by the Company and the Group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973 and the Long-term Insurance Act, 1998. The consolidated financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value. These accounting policies are consistent with those applied at 31 December 2001.

The income statements reflect earnings from continuing operations separately from proforma earnings attributable to the capital reduction in order to make comparison of results more meaningful. The proforma earnings for the year ended 31 December 2001 represent the earnings (for three months) on shareowners' assets that were utilised to fund the capital reduction on 4 April 2001.

The results for the year ended 31 December 2002 include 50% of STANLIB Limited's (STANLIB) consolidated results. Liberty's investment in STANLIB has been equity accounted both at Company level and at Group level from 1 January 2002 deemed to be the implementation date of the merger. The Liberty entities that now form part of STANLIB were previously consolidated.

The more important accounting policies adopted by the Company and the Group are as follows:

Basis of consolidation

The Group annual financial statements consolidate the financial statements of the Company and its subsidiaries. Subsidiaries are those enterprises in which the Group has the power to govern their financial and operating policies. The results of the subsidiaries are included from the effective dates of acquisition up to the effective dates of disposal. Profits or losses on disposal of subsidiaries are included in the income statement as investment surpluses or deficits attributable to shareowners. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the Group. Inter-company transactions, balances and unrealised profits are eliminated on consolidation.

Investments in joint ventures are accounted for using equity accounting principles (refer to interests in joint ventures accounting policy).

Interests in subsidiary companies

In the Company annual financial statements interests in subsidiaries are accounted for using equity accounting principles. Goodwill in respect of subsidiaries acquired after 31 December 1999 is recognised separately in the balance sheet of the Company (refer to goodwill accounting policy). Accordingly interests in subsidiaries are shown at net asset value in the Company balance sheet and the Company's share of the results of subsidiaries is reflected in the income statement.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and one or more parties undertake an economic activity, involving a corporation, partnership or other entity, that is subject to joint control. Investments in joint ventures are accounted for using equity accounting principles for the duration in which the Group has the ability to exercise joint control or significant influence.

The Group's interest in joint ventures is carried in the balance sheet initially at cost and adjusted thereafter for post-acquisition changes in the Group's share of net assets of the joint venture. Goodwill in respect of joint ventures is recognised separately in the balance sheet (refer to goodwill accounting policy). The accounting policies for joint ventures are consistent, in all material respects, with the policies adopted by the Group. All unrealised profits and losses are eliminated.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareowners' or policy-owners' funds as appropriate.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Non-monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the transaction date. Monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareowners' or policy-owners' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the profit or loss on disposal.

Financial instruments

Recognition and measurement

All financial instrument purchases and sales are recognised using trade date accounting. Thereafter these financial instruments are measured as set out below:

Marketable securities

Marketable securities include government, municipal and utility stocks, debentures, listed shares, unit trusts and derivatives. Marketable securities are reflected at market value. Market value is calculated by reference to regulated exchange quoted ruling prices (repurchase prices for unit trusts) at the close of business on the last trading day on or before the balance sheet date. "Over the counter" options are valued at fair value using appropriate models.

Other investments

Other investments, which include mortgages, loans, deposits, money market securities and unlisted shares, are valued at fair value using appropriate models.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is disclosed separately within shareowners' equity.

Gains and losses

Gains and losses arising from a change in value or on disposal of financial instruments at fair value are included in the income statement as investment surpluses or deficits and are shown as attributable to shareowners' or policy-owners' funds as appropriate.

Properties

Investment properties

Investment properties are held to earn rentals and for capital appreciation for the benefit of shareowners or policy-owners as appropriate.

Owner-occupied properties

Owner-occupied properties are held for use in the supply of services or for administrative purposes. Owner-occupied properties attributable to policy-owners are also held to earn rentals and for capital appreciation.

Properties under development

Properties under development are properties under construction that are not yet available to earn rentals or to use in the supply of services or to use for administrative purposes. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Both investment properties and owner-occupied properties are reflected at a valuation based on open-market fair value at balance sheet date, which is determined annually by independent registered professional valuators. The open-market fair value is based on the open market net rentals for each property. Investment properties are not subject to depreciation whereas accumulated depreciation relating to owner-occupied properties is eliminated against the gross carrying amount of the assets. Properties under development are reflected at cost.

Gains and losses

Unrealised surpluses or deficits arising on the valuation of completed properties and realised surpluses or deficits on disposal of properties are included in the income statement as investment surpluses or deficits and are shown as attributable to policy-owners' or shareowners' funds as appropriate.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on the acquisition of a foreign entity is translated into South African Rands at dates of exchange ruling at the acquisition date. Goodwill on acquisitions that occurred prior to 1 January 2000 was written off in full against shareowners' funds in the year acquired. Goodwill on acquisitions occurring after 31 December 1999 is capitalised and amortised in the income statement on a straight-line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 10 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Other intangible assets

Computer software development costs

Generally, costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Tangible assets

Tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Profits and losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment other than of a temporary nature. An impairment loss is recognised in the income statement within management expenses whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the Company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statements as investment income. Fees are allocated between shareowners and policy-owners based upon ownership of the underlying marketable securities.

Life funds

The Group's statutory actuary in accordance with prevailing legislation and Generally Accepted Actuarial Standards in South Africa calculates the Group's liabilities under unmatured policies annually at the balance sheet date. The transfers to life funds reflected in the income statements represent the increase or decrease in actuarial liabilities, including provisions for policy-owners' bonuses, net adjustments to policy-owners' bonus stabilisation reserves, and net adjustments to margins held within the life funds. The life funds include deferred tax on unrealised capital gains in respect of policy-owner investments. Deferred tax liabilities are not discounted.

Retirement benefits

Retirement funds

The Group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The Pension Funds Act, 1956, governs the defined benefit pension scheme, now closed to new employees from 1 March 2001. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years using the projected unit credit method. Interim valuations are also performed annually at the balance sheet date. The Group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

Both employer companies and employees fund the defined contribution schemes. The Group's contributions are charged to the income statement when incurred.

Medical fund

The Group operates an unfunded post-retirement medical aid scheme for employees who joined the Group prior to 1 July 1998. Medical aid costs are included in the income statement within management expenses in the period during which the employees render services to the Group. For past service of employees the Group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis using the projected unit credit method.

Deferred tax

Provision is made for deferred tax attributable to temporary differences in the accounting and tax treatment of items in the financial statements. A deferred tax liability is recognised for all taxable temporary differences, at current rates of tax, except differences relating to goodwill not deductible for tax purposes, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the Group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred tax asset is recognised for the carry forward of unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation of uncertain timing or amount, as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred tax, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums, other than in respect of the Lifestyle series of policies and group schemes, are recognised in the income statement when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised in the income statement on a receipts basis. Premium income is shown net of reinsurance.

Investment income

Investment income for the Group comprises income from financial services activities, net rental income from properties, interest and dividends. Dividends are recognised when the right to receive payment is established. Interest and other investment income are accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of Group owner-occupied properties is eliminated on consolidation.

Claims and policy-owners' benefits

Provision is made in the life funds for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance policies and renewal commissions, as well as expenses related thereto including bonuses payable, and the Company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised in the income statement when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Operating leases

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Segment information

The primary basis for identifying business segments of the Group is to group together related products and services with similar business risks and returns while the secondary basis reflects geographic regions.

Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers and cash on hand but do not include deposits and money market securities held for investment, even if nearing maturity, as they will be reinvested in similar investments.

Equity compensation plans

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the share incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. The Company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no shareowner rights.

Balance sheets

at 31 December 2002

	Notes	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
Assets					
Investments		**81 369,3**	84 984,1	**74 324,0**	76 902,6
Investment properties	4	**8 976,7**	8 561,8	**9 072,0**	8 616,5
Marketable securities	5	**62 577,9**	67 795,7	**55 734,1**	59 485,5
Interests in subsidiary companies	6			**2 781,0**	3 487,1
Interests in joint venture companies	7	**502,9**	11,1	**502,9**	11,1
Other investments	8	**9 311,8**	8 615,5	**6 234,0**	5 302,4
Owner-occupied properties	9	**625,1**	633,4	**521,3**	570,2
Goodwill	10	**158,2**	112,9	**158,2**	112,9
Other intangible assets	11	**35,6**	69,9	**32,7**	43,9
Tangible assets	12	**321,7**	371,9	**268,8**	289,4
Current assets		**3 750,2**	3 229,2	**2 976,3**	2 293,8
Net outstanding premiums, accrued investment income and other debtors		**3 473,4**	2 317,1	**2 202,5**	1 802,5
Amounts due by Group companies		**3,3**		**646,4**	243,3
Cash and cash equivalents		**273,5**	912,1	**127,4**	248,0
Total assets		**86 260,1**	89 401,4	**78 281,3**	80 212,8
Capital, reserves and liabilities					
Shareowners' funds	13	**8 588,1**	8 345,8	**8 588,1**	8 345,8
Share capital and share premium	14	**2 150,7**	2 106,6	**2 150,7**	2 106,6
Retained surplus and other reserves		**6 334,4**	6 086,6	**6 437,4**	6 239,2
Equity component of convertible bonds	15	**103,0**	152,6		
Minority interests		**1,0**	1,0		
Life funds	16	**73 700,3**	75 918,4	**68 186,3**	70 237,3
Actuarial liabilities		**73 595,6**	75 561,8	**68 075,4**	69 934,1
Deferred capital gains tax		**104,7**	356,6	**110,9**	303,2
Convertible bonds	15	**1 946,8**	2 874,2		
Retirement benefit obligation	17	**143,0**	135,4	**143,0**	135,4
Deferred tax	18	**120,8**	118,5	**94,0**	107,3
Current liabilities		**1 760,1**	2 008,1	**1 269,9**	1 387,0
Outstanding claims, policy-owners' benefits and other creditors		**1 459,0**	1 466,1	**1 041,3**	997,0
Provisions	19	**51,6**	117,6	**41,2**	66,8
Amounts due to Group companies			7,8		
Tax		**249,5**	416,6	**187,4**	323,2
Total capital, reserves and liabilities		**86 260,1**	89 401,4	**78 281,3**	80 212,8

Group income statement

for the year ended 31 December 2002

	Notes	Continuing operations 2002 Rm	Continuing operations 2001 Rm	Capital reduction[1] 2002 Rm	Capital reduction[1] 2001 Rm	Total operations 2002 Rm	Total operations 2001 Rm
Life fund operating surplus		**889,1**	1 319,7			**889,1**	1 319,7
Net premium income	21	**16 415,1**	14 122,2			**16 415,1**	14 122,2
Dividend, interest and net rental income attributable to life funds	22	**3 589,8**	3 300,3			**3 589,8**	3 300,3
Investment (deficits)/surpluses attributable to life funds	23	**(6 085,4)**	11 841,2			**(6 085,4)**	11 841,2
Claims and policy-owners' benefits	24	**(11 913,8)**	(11 191,6)			**(11 913,8)**	(11 191,6)
Commissions		**(1 559,4)**	(1 229,2)			**(1 559,4)**	(1 229,2)
Management expenses	25	**(1 302,6)**	(1 193,8)			**(1 302,6)**	(1 193,8)
Tax	26	**(220,8)**	(905,2)			**(220,8)**	(905,2)
Life fund transfers	16	**1 966,2**	(13 424,2)			**1 966,2**	(13 424,2)
Revenue earnings attributable to shareowners' funds	13	**261,6**	222,1		47,0	**261,6**	269,1
Operating income from financial services operations	22	**391,7**	591,6			**391,7**	591,6
Dividend, interest and net rental income attributable to shareowners' funds	22	**397,0**	243,4		65,8	**397,0**	309,2
Management expenses	25	**(388,3)**	(519,1)			**(388,3)**	(519,1)
Tax	26	**(138,8)**	(93,8)		(18,8)	**(138,8)**	(112,6)
Preference dividend in subsidiary [2]		**(81,9)**	(42,9)			**(81,9)**	(42,9)
Headline earnings		**1 068,8**	1 498,9		47,0	**1 068,8**	1 545,9
Goodwill amortisation	10	**(13,6)**	(15,8)			**(13,6)**	(15,8)
Investment surpluses attributable to shareowners' funds [3]	13 , 23	**52,4**	1 089,4		12,9	**52,4**	1 102,3
Capital gains tax attributable to shareowners' investment surpluses	26	**(8,8)**	(143,0)			**(8,8)**	(143,0)
Secondary tax on companies relating to capital reduction	26				(232,8)		(232,8)
Total earnings		**1 098,8**	2 429,5		(172,9)	**1 098,8**	2 256,6
		cents	cents		cents	**cents**	cents
Headline earnings per share	27						
Basic		**391,5**	551,0		17,3	**391,5**	568,3
Fully diluted		**389,6**	537,2		15,8	**389,6**	553,0
Total earnings per share	27						
Basic		**402,5**	893,1		(63,5)	**402,5**	829,6
Fully diluted		**400,5**	849,7		(58,1)	**400,5**	791,7
Total dividend paid per share		**312,0**	278,0			**312,0**	278,0
Final dividend		**150,0**	150,0			**150,0**	150,0
Interim dividend		**162,0**	128,0			**162,0**	128,0
Total dividend declared per share		**278,0**	278,0			**278,0**	278,0
Interim dividend		**162,0**	128,0			**162,0**	128,0
Final dividend [4]		**116,0**	150,0			**116,0**	150,0

(1) The proforma earnings shown for the year ended 31 December 2001 represent the earnings (for 3 months) on shareowners' assets that were utilised to fund the capital reduction on 4 April 2001.

(2) Refer to Bancassurance component of related party transaction note (note 32).

(3) Investment surpluses attributable to shareowners' funds are excluded from headline earnings as these surpluses are of a capital nature. Refer to note 27.

(4) The final dividend has not been accounted for in the current year as it was declared after balance sheet date.

Company income statement

for the year ended 31 December 2002

	Notes	Continuing operations 2002 Rm	Continuing operations 2001 Rm	Capital reduction[1] 2002 Rm	Capital reduction[1] 2001 Rm	Total operations 2002 Rm	Total operations 2001 Rm
Life fund operating surplus		**889,1**	1 319,7			**889,1**	1 319,7
Net premium income	21	**14 199,9**	12 451,9			**14 199,9**	12 451,9
Dividend, interest and net rental income attributable to life funds	22	**3 431,1**	3 151,7			**3 431,1**	3 151,7
Investment (deficits)/surpluses attributable to life funds	23	**(5 239,0)**	11 061,3			**(5 239,0)**	11 061,3
Claims and policy-owners' benefits	24	**(10 618,1)**	(10 106,7)			**(10 618,1)**	(10 106,7)
Commissions		**(1 318,7)**	(1 035,6)			**(1 318,7)**	(1 035,6)
Management expenses	25	**(1 171,0)**	(1 072,9)			**(1 171,0)**	(1 072,9)
Tax	26	**(253,8)**	(830,8)			**(253,8)**	(830,8)
Life fund transfers	16	**1 858,7**	(12 299,2)			**1 858,7**	(12 299,2)
Revenue earnings attributable to shareowners' funds	13	**261,6**	222,1		47,0	**261,6**	269,1
Operating income from financial services operations	22	**112,1**	78,5			**112,1**	78,5
Dividend, interest and net rental income attributable to shareowners' funds	22	**321,0**	212,0		65,8	**321,0**	277,8
Management expenses	25	**(57,3)**	(53,6)			**(57,3)**	(53,6)
Tax	26	**(114,2)**	(14,8)		(18,8)	**(114,2)**	(33,6)
Preference dividend in subsidiary [2]		**(81,9)**	(42,9)			**(81,9)**	(42,9)
Headline earnings		**1 068,8**	1 498,9		47,0	**1 068,8**	1 545,9
Goodwill amortisation	10	**(13,6)**	(15,8)			**(13,6)**	(15,8)
Investment surpluses attributable to shareowners' funds [3]	13, 23	**52,4**	1 089,4		12,9	**52,4**	1 102,3
Capital gains tax attributable to shareowners' investment surpluses	26	**(8,8)**	(143,0)			**(8,8)**	(143,0)
Secondary tax on companies relating to capital reduction	26				(232,8)		(232,8)
Total earnings		**1 098,8**	2 429,5		(172,9)	**1 098,8**	2 256,6

(1) The proforma earnings shown for the year ended 31 December 2001 represent the earnings (for 3 months) on shareowner's assets that were utilised to fund the capital reduction on 4 April 2001.

(2) Refer to Bancassurance component of related party transaction note (note 32).

(3) Investment surpluses attributable to shareowners' funds are excluded from headline earnings as these surpluses are of a capital nature. Refer to note 27.

Statement of changes in Group shareowners' funds

for the year ended 31 December 2002

	Share capital Rm	Share premium Rm	Equity component of convertible bonds Rm	Revaluation and other reserves[(1)] Rm	Retained surplus[(1)] Rm	Total Rm
Shareowners' funds restated at 1 January 2001	27,2	5 312,0	98,3	2 156,7	2 021,4	**9 615,6**
Shareowners' funds as previously published	27,2	2 052,0	98,3	2 156,7	1 818,2	**6 152,4**
Changes in accounting policies:						
Capital reduction of 1 200 cents - LDR 30 March 2001		3 260,0				**3 260,0**
Secondary tax on companies relating to capital reduction					232,8	**232,8**
Provision for leave pay net of deferred tax					(29,6)	**(29,6)**
Total earnings					2 256,6	**2 256,6**
Capital reduction of 1 200 cents - LDR 30 March 2001		(3 260,0)				**(3 260,0)**
2001 Interim ordinary dividend No. 71 of 128 cents - LDR 24 August 2001					(348,1)	**(348,1)**
Investment surpluses attributable to shareowners' funds				1 102,3	(1 102,3)	**-**
Translation difference relating to equity component of the convertible bonds (refer note 15)			54,3			**54,3**
Subscriptions for shares (refer note 14)		27,4				**27,4**
Shareowners' funds at 31 December 2001	27,2	2 079,4	152,6	3 259,0	2 827,6	**8 345,8**
Total earnings					1 098,8	**1 098,8**
Investment surpluses attributable to shareowners' funds				52,4	(52,4)	**-**
Ordinary dividends					(851,0)	**(851,0)**
2001 Final dividend No. 72 of 150 cents - LDR 20 March 2002					(408,6)	**(408,6)**
2002 Interim dividend No. 73 of 162 cents - LDR 23 August 2002					(442,4)	**(442,4)**
Translation difference relating to equity component of the convertible bonds (refer note 15)			(49,6)			**(49,6)**
Subscriptions for shares (refer note 14)	0,2	43,9				**44,1**
Shareowners' funds at 31 December 2002	**27,4**	**2 123,3**	**103,0**	**3 311,4**	**3 023,0**	**8 588,1**

(1) The retained surplus, revaluation and other reserves are distributable in terms of the Company's articles of association and will attract secondary tax on companies if distributed to shareowners.

Cash flow statements

for the year ended 31 December 2002

	Notes	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
Cash flows from operating activities		3 096,1	(779,9)	2 595,9	(1 410,8)
Cash receipts from policy-owners		16 846,2	15 425,3	14 412,7	13 255,4
Cash paid to policy-owners, intermediaries, suppliers and employees		(15 381,2)	(15 070,3)	(13 256,6)	(13 183,5)
Cash generated from operations	28	1 465,0	355,0	1 156,1	71,9
Interest received		2 268,0	2 394,0	1 830,6	1 855,6
Interest paid		(193,9)	(213,2)	(11,3)	(29,1)
Dividends received		1 236,0	1 278,9	1 189,7	1 200,8
Dividends paid	29	(893,9)	(3 648,2)	(851,0)	(3 608,1)
Tax paid	30	(785,1)	(946,4)	(718,2)	(901,9)
Cash flows from investing activities		(3 712,2)	(28,2)	(2 295,0)	1 011,0
Net (purchase)/disposal of investment and owner-occupied properties		(59,9)	41,7	(59,9)	41,2
Net purchase of marketable securities		(2 681,5)	(465,4)	(1 891,7)	(1 243,2)
Interests in subsidiary companies				(74,4)	735,5
Disposal of operations net of cash disposed	31	(255,8)			
Interests in joint venture companies		(14,1)		119,9	
Net (purchase)/disposal of other investments		(700,9)	395,5	(388,9)	1 477,5
Cash flows from financing activities		32,0	26,3	(421,5)	301,7
Proceeds from issue of share capital		43,1	27,4	44,1	27,4
(Advances to)/repayments by Group companies		(11,1)	(1,1)	(465,6)	274,3
Net decrease in cash and cash equivalents		(584,1)	(781,8)	(120,6)	(98,1)
Cash and cash equivalents at beginning of year		912,1	1 424,3	248,0	346,1
Foreign exchange movements on cash balances		(54,5)	269,6		
Cash and cash equivalents at end of year		273,5	912,1	127,4	248,0

for the year ended 31 December 2002

1. Segment information

The primary business segments of the Group are as follows:

Business segment	Scope of products and services
Life insurance[1]	Individual and group insurance and investment products including life and disability insurance options, local and offshore investment plans, retirement savings plans, preservation schemes and annuities.
Asset management[2]	Management of the life insurance and third party investments and retirement funds, single-manager funds as well as the management of the property portfolio of 103 buildings nationwide including shopping complexes in greater Johannesburg and Port Elizabeth.
Fund management[3]	Marketing and administration of a range of diverse investment products including a suite of single and multi-manager unit trusts (general and highly specialised), linked investment and retirement products, wrap funds, matured endowments, offshore investment products, structured products and alternative investments.
Other investments[4]	Products and services not included in any of the above such as Individual and corporate healthcare products and services, post-retirement healthcare funding and health insurance products.

(1) Life insurance operations of Liberty Group Limited and Charter Life Insurance Company Limited excluding shareowner assets.
(2) Liberty Group Properties (Proprietary) Limited and equity accounted investment in STANLIB Asset Management (2001: Liberty Asset Management Limited and Liberty Group Properties (Proprietary) Limited).
(3) Liberty Ermitage Jersey Limited and equity accounted investment in STANLIB Wealth Management (2001: Liberty Collective Investments Limited, Liberty Specialised Investments (Proprietary) Limited) and Liberty Ermitage Jersey Limited).
(4) Other shareowners investments of Liberty group including Liberty Healthcare (Proprietary) Limited and Electric Liberty (Proprietary) Limited.

Notes on the financial statements *(continued)*

	Life insurance 2002 Rm	Life insurance 2001 Rm	Asset management 2002 Rm	Asset management 2001 Rm
1. Segment information *(continued)*				
Income statements – extracts				
Life fund operating surplus	**889,1**	1 319,7		
Revenue earnings attributable to shareowners' funds			**47,1**	89,5
Operating income from financial services operations			**123,2**	272,6
Dividend, interest and rental income attributable to shareowners' funds				
Management expenses			**(65,8)**	(143,4)
Tax			**(10,3)**	(39,7)
Preference dividend in subsidiary	**(81,9)**	(42,9)		
Headline earnings	**807,2**	1 276,8	**47,1**	89,5
Goodwill amortisation				
Investment surpluses attributable to shareowners'			**(0,4)**	4,6
Capital gains tax attributable to shareowners'				
Total earnings	**807,2**	1 276,8	**46,7**	94,1
Depreciation of tangible assets	**93,1**	93,1	**2,6**	5,6
Amortisation of intangible assets	**19,1**	15,4		
Other non-cash items	**5 863,9**	(11 803,8)	**6,0**	89,2
Balance sheets – extracts				
Assets				
South African source	**81 489,8**	81 003,2	**307,5**	496,3
United Kingdom and other				
Total assets	**81 489,8**	81 003,2	**307,5**	496,3
Liabilities				
South African source	**75 486,4**	77 782,6	**40,0**	104,6
United Kingdom and other				
Total liabilities	**75 486,4**	77 782,6	**40,0**	104,6
Capital expenditure				
South African source	**77,1**	154,7	**1,1**	10,4
United Kingdom and other				
Total capital expenditure	**77,1**	154,7	**1,1**	10,4

Fund management		Other investments		Total	
2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
				889,1	1 319,7
61,1	54,7	153,4	77,9	261,6	222,1
194,1	248,7	74,4	70,3	391,7	591,6
		397,0	243,4	397,0	243,4
(131,6)	(175,7)	(190,9)	(200,0)	(388,3)	(519,1)
(1,4)	(18,3)	(127,1)	(35,8)	(138,8)	(93,8)
				(81,9)	(42,9)
61,1	54,7	153,4	77,9	1 068,8	1 498,9
		(13,6)	(15,8)	(13,6)	(15,8)
(95,8)	151,4	148,6	933,4	52,4	1 089,4
		(8,8)	(143,0)	(8,8)	(143,0)
34,7	206,1	279,6	852,5	1 098,8	2 429,5
5,3	12,0	10,4	3,0	111,4	113,7
	3,2	9,9	11,0	29,0	29,6
27,8	45,2	(18,7)	(1 367,3)	5 879,0	(13 036,7)
254,8	236,1	942,2	2 805,5	82 994,3	84 541,1
404,9	439,5	2 860,9	4 420,8	3 265,8	4 860,3
659,7	675,6	3 803,1	7 226,3	86 260,1	89 401,4
	117,6	92,6	114,7	75 619,0	78 119,5
38,1	11,7	2 014,9	2 924,4	2 053,0	2 936,1
38,1	129,3	2 107,5	3 039,1	77 672,0	81 055,6
	8,9	5,7	4,9	83,9	178,9
7,6	8,7			7,6	8,7
7,6	17,6	5,7	4,9	91,5	187,6

for the year ended 31 December 2002

2. Financial instruments and risk management

The investments operations committee, in consultation with STANLIB Asset Management Limited, is responsible for establishing the investment strategies of the Group and for ensuring compliance therewith. Liberty places emphasis on investing in quality growth shares that reflect reasonable value. Identification and selection of quality growth shares is made through research and analysis. The Group periodically makes use of derivative instruments for the purpose of adjusting portfolio exposures and smoothing the investment cycle.

During 2002 the board of directors established a Group risk committee that will review risk management issues. The committee's principal objectives are listed on page 15 of the review booklet of the annual report.

The more important financial risks to which the Group is exposed are described below:

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in Rands due to changes in foreign exchange rates.

The following policy-owners' and shareowners' assets and liabilities denominated in foreign currencies are included in the balance sheet as at 31 December:

	Policy-owners		Shareowners	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
British pound denominated				
Listed shares	-	-	**46,2**	1,8
Unlisted shares	-	-	**4,2**	-
Unit trusts	**431,6**	611,0	-	-
Deposits and money market securities	**31,0**	18,3	**316,1**	26,2
Fixed assets	-	-	**4,8**	8,9
Net current (liabilities)/assets	-	-	**(31,9)**	15,9
	462,6	629,3	**339,4**	52,8
US dollar denominated				
Listed shares	**7 389,7**	10 573,8	**97,8**	336,8
Unlisted shares	**153,8**	226,0	-	-
Unit trusts	**1 196,8**	2 582,4	-	-
Deposits and money market securities	**596,9**	1 315,7	**1 997,0**	3 163,0
6,5% Liblife International B.V. convertible bonds (as detailed in note 15)	-	-	**(2 060,5)**	(3 052,7)
Net current assets	-	-	**20,0**	19,5
	9 337,2	14 697,9	**54,3**	466,6
Euro denominated				
Listed shares	**133,7**	134,6	-	-
Unit trusts	**790,2**	1 228,7	-	-
Deposits and money market securities	**596,4**	559,6	**3,3**	8,8
Fixed assets	-	-	**3,0**	-
Net current assets	-	-	**3,3**	-
	1 520,3	1 922,9	**9,6**	8,8
Japanese yen denominated				
Unit trusts	**107,3**	186,9	-	-
Luxembourg franc denominated				
Deposits and money market securities	-	-	-	0,5
Fixed assets	-	-	-	1,3
Net current assets	-	-	-	5,9
	-	-	-	7,7

for the year ended 31 December 2002

2. Financial instruments and risk management *(continued)*

Currency risk *(continued)*

The Group's current practice is to hedge against material currency translation exposures by means of forward exchange contracts where assets and matching liabilities are in different currencies. As an integral part of the Group's investment strategy, investments in foreign assets are made on behalf of policy-owners and shareowners for the purpose of seeking desirable international diversification of investments.

At 31 December 2002, the Group's subsidiary, Liberty Ermitage Jersey Limited, had entered into forward cover contracts amounting to R103,3 million (2001: R363,6 million). The cover was obtained at an average rate of 1,5003 US dollars (2001: 1,4450 US dollars) to the British pound maturing between 6 February 2003 and 26 November 2003 (2001: between 31 January 2002 and 6 August 2002).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The following policy-owners' and shareowners' investments, which are based at fair value, will be directly impacted by changes in market interest rates:

			Weighted average maturity		Weighted average nominal interest rates	
	2002	2001	**2002**	2001	**2002**	2001
	Rm	Rm	**Years**	Years	**%**	%
Policy-owners						
Government, municipal and utility stocks	**9 424,5**	9 185,3	**6,9**	7,3	**11,5**	11,4
Debentures	**4 105,6**	2 777,9	**4,9**	5,1	**10,3**	11,5
Mortgages and loans	**1 985,4**	1 825,5	**0,5**	1,5	**-**	-
Deposits and money market securities	**146,7**	979,5	**2,3**	0,4	**14,4**	12,9
Insurance policies	**505,0**		**4,6**	-	**10,7**	-
	16 167,2	14 768,2				
Shareowners						
Government, municipal and utility stocks	**7,1**	317,3	**7,3**	8,2	**11,8**	12,0
Debentures	**151,6**	62,6	**3,2**	3,7	**13,4**	13,0
Deposits and money market securities	**1 753,9**	2 802,8	**1,8**	1,7	**7,0**	7,0
	1 912,7	3 182,7				

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Policy-owners' and shareowners' investments in all listed shares and unit trusts are valued at market value and are therefore susceptible to market fluctuations. Shareowners' earnings are also directly impacted by sharing 10% of capital bonuses arising from equity market movements on some classes of business in terms of standard conditions contained in policy documents. The Group makes use of futures, options, other derivatives and hedge funds in order to reduce market risk in the equity portfolios. Investments subject to market risk are analysed in notes 4, 5 and 8 on the financial statements.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

Exposure to outside financial institutions concerning financial instruments is monitored in accordance with parameters which have been approved by the investment operations committee.

Scrip lending counterparties are restricted to appropriately accredited institutions. During 2002 the highest level of equity scrip lending activity at any one time amounted to R1 185,4 million (2001: R2 137,9 million) and at the balance sheet date R516,8 million (2001: R819,4 million). Scrip lending activities have resulted in R6,2 million (2001: R8,1 million) in scrip lending fees. No manufactured dividends were received during 2002 or the previous year.

Other investments as detailed in note 8 on the financial statements include an amount of R1 895,0 million (2001: R1 466,7 million) representing forward sales of equities in terms of agreements entered into with appropriately accredited institutions.

for the year ended 31 December 2002

2. Financial instruments and risk management *(continued)*

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Long-term liabilities entered into by Group subsidiaries are continually managed in order to control the liquidity risks to which the Group is exposed. The Group has significant liquid resources. The Liberty International B.V. convertible bonds are fully matched against cash and cash equivalents (refer to currency risk above).

Refer to note 34 for the Group's borrowing powers.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount.

The following policy-owners' and shareowners' investments, which are based at fair value, will be directly impacted by changes in cash flow without a change in their fair value:

	Policy-owners		Shareowners	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
Deposits and money market securities	**2 649,8**	1 751,7	**713,2**	169,3

Investment risk

Investment risk is the risk that the investment returns on policy-owners' assets will not be sufficient to cover contractual investment performance guarantees or to satisfy policy-owners' reasonable benefit expectations.

The acquisition of policy-owners' assets is based on the contracts entered into and the preferences expressed by the policy-owners. Within these parameters, investments are managed with the aim of maximising policy-owners' returns while limiting risk to acceptable levels within the framework of statutory requirements.

The most significant portion of the Group's insurance business comprises market related business. The policy-owners' benefits are directly linked to the performance of the underlying assets.

2002
Business mix

1 Market related business **68%**
2 Smooth bonus and guaranteed business **32%**



2
1

2001
Business mix

1 Market related business **68%**
2 Smooth bonus and guaranteed business **32%**



2
1

Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of specific portfolios of assets and that a suitable match of assets exists for all other liabilities. For guaranteed immediate annuity business, it is the Group's policy to fully match the policy-owners' liabilities with appropriate assets.

Legal risk

Legal risk is the risk that the Group will be exposed to contractual obligations which have not been provided for.

During the development stage of any new product and for any corporate transactions the legal resources of the Group, and if required external resources, monitor the drafting of the contract document to ensure that rights and obligations of all parties are clearly set out.

Capital adequacy risk

Capital adequacy risk is the risk that there will be insufficient reserves to provide for adverse variations in actual future experience as compared with that which has been assumed in the financial soundness valuation.

Statutory capital adequacy requirements were covered 3,0 times at 31 December 2002 (2001: 3,5 times).

for the year ended 31 December 2002

2. Financial instruments and risk management *(continued)*

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policy-owner benefits will exceed prudent exposure.

Procedures to control and manage the underwriting risks are in operation of which the more significant are as follows:

The statutory actuary reports annually on the actuarial soundness of the premium rates in use and the profitability of the business taking into consideration the reasonable benefit expectation of policy-owners. All new premium rate tables are approved and authorised by the statutory actuary prior to being issued. Regular investigations into mortality and morbidity experience are conducted. Catastrophe insurance is in place for single event disasters amounting to more than R80 million (2001: R70 million) in terms of death catastrophe cover. No catastrophe insurance is in place in terms of war and riots (2001: Catastrophe insurance was in place for single event disasters amounting to more than R40 million in terms of war and riots).

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where the applications for risk cover exceed a set limit of R200 000 for category A, R100 000 for category B and any amount for category C. All risk related liabilities in excess of specified monetary or impairment limits are reinsured.

Claims risk

Claims risk is the risk that the Group will incur excessive mortality and morbidity losses on any group of policies.

The legitimacy of claims is verified by internal, financial and operating controls that are designed to contain and monitor claims risks. Procedures used to control and manage the underwriting risks, per above, are also applicable to claims risk.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The initiation of all transactions and their administration is conducted on the foundation of segregation of duties that has been designed to ensure materially the completeness, accuracy and validity of all transactions. These controls are augmented by management and executive review of control accounts and systems, electronic and manual checks and controls, back-up facilities and contingency planning. The internal control systems and procedures are also subjected to regular internal audit reviews.

Tax risk

Tax risk is the risk that the Group will incur a financial loss due to an incorrect interpretation and application of tax legislation or due to the impact of new tax legislation on existing structures.

During the development stage of any new product and prior to any corporate transactions the legal resources of the Group, and if required external resources, identify and advise on any material potential tax impact thereof.

for the year ended 31 December 2002

3. Derivative financial instruments

The Company and the Group are parties to derivative financial instruments. All derivative financial instruments are included in the consolidated balance sheet within marketable securities (refer to note 5). These instruments are used to limit or reduce risk, and comprise mainly futures, options and swaps.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange, "SAFEX") or negotiated over-the-counter (OTC) as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed International Swap and Derivative Agreements with each counterparty.

	Policy-owners' equity contracts		Shareowners' equity contracts		Total equity contracts	
	Bought Rm	Sold Rm	Bought Rm	Sold Rm	Bought Rm	Sold Rm
Open derivative positions at 31 December are:						
2002						
Notional or underlying principal amount [1] by term to maturity						
Exchange traded						
Less than 1 year	4,5	-	-	(6,4)	4,5	(6,4)
Over the counter						
Less than 1 year	-	-	-	-	-	-
1 to 5 years	67,2	-	-	-	67,2	-
Over 5 years	13,5	-	-	-	13,5	-
Total	85,2	-	-	(6,4)	85,2	(6,4)
Fair value	75,0	-	-	(5,0)	75,0	(5,0)
Maximum credit risk [2]	71,5				71,5	
2001						
Notional or underlying principal amount [1] by term to maturity						
Exchange traded						
Less than 1 year	62,9	(28,9)			62,9	(28,9)
Over the counter						
Less than 1 year	(65,6)	(31,9)	-	(115,0)	(65,6)	(146,9)
1 to 5 years	(36,0)	-	-	-	(36,0)	-
Total	(38,7)	(60,8)	-	(115,0)	(38,7)	(175,8)
Fair value	26,9	(58,8)		(18,7)	26,9	(77,5)

Definition of terms used above

*(1) **Notional or underlying principal amount** reflects the volume of the Group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

*(2) **Maximum credit risk** represents the cost of replacing, at current fair values, all contracts, which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

for the year ended 31 December 2002

	Group		Company	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
4. Investment properties				
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.				
Completed properties				
Open-market value at beginning of year	8 556,8	8 123,9	8 611,5	8 114,9
Additions - Capitalised subsequent expenditure	16,3	95,6	16,3	95,6
Disposals	(56,0)	(141,7)	(56,0)	(136,8)
Reclassifications	2,1	-	1,4	-
Revaluations	356,1	478,9	397,4	537,7
Transfers (to)/from properties under development	(3,0)	0,1	(3,0)	0,1
Open-market value at end of year	8 872,3	8 556,8	8 967,6	8 611,5
Properties under development				
Cost at beginning of year	5,0	0,5	5,0	0,5
Additions	96,4	4,6	96,4	4,6
Acquisitions	7,5	-	7,5	-
Capitalised subsequent expenditure	88,9	4,6	88,9	4,6
Transfers from/(to) completed properties	3,0	(0,1)	3,0	(0,1)
Cost at end of year	104,4	5,0	104,4	5,0
Total investment properties	8 976,7	8 561,8	9 072,0	8 616,5
At the end of the year investment properties comprised the following property types:				
Office buildings	1 488,9	1 570,1	1 578,8	1 618,9
Shopping malls	6 054,7	5 804,0	6 054,7	5 804,0
Hotels	1 045,1	939,8	1 052,1	947,3
Other	388,0	247,9	386,4	246,3
Total investment properties	8 976,7	8 561,8	9 072,0	8 616,5

The investment properties were independently valued as at 31 December 2002 by Miss E.C. Jones, a valuer with CB Richard Ellis (Proprietary) Limited. Miss E.C. Jones is an associate member of the South African Council of Valuers and a member of the Royal Institute of Chartered Surveyors. At 31 December 2002 the value of unlet investment properties for the Group amounted to R70,4 million (2001: R101,6 million) and unlet investment properties for the Company amounted to R68,0 milllion (2001: R99,3 million).

Notes on the financial statements *(continued)*

for the year ended 31 December 2002

	Group		Company	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
5. Marketable securities				
Marketable securities comprise:				
Government, municipal and utility stocks	**9 431,6**	9 502,6	**8 739,2**	8 139,7
Debentures	**4 257,2**	2 840,5	**3 591,1**	2 569,9
Listed shares	**38 481,5**	43 046,3	**35 333,7**	39 514,7
Unit trusts	**10 407,6**	12 406,3	**8 070,1**	9 261,2
Total marketable securities	**62 577,9**	67 795,7	**55 734,1**	59 485,5
Maturity profile of government, municipal and utility stocks and debentures:				
Due in one year or less	**177,9**	255,8	**117,3**	23,1
Due after one year through five years	**3 783,0**	3 171,7	**2 862,2**	2 404,5
Due after five years through ten years	**4 789,9**	2 996,1	**4 376,9**	2 694,1
Due after ten years	**4 938,0**	5 919,5	**4 973,9**	5 587,9
	13 688,8	12 343,1	**12 330,3**	10 709,6

Refer to note 2 (credit risk) for details of scrip lending activities. The aggregate redemption values of government, municipal and utility stocks, and debentures are in excess of balance sheet values. Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.

2002
Sectoral analysis of South African listed investments – Group

1 Resources **38%**
2 Financial **22%**
3 Industrial **40%**


1
2
3

2001
Sectoral analysis of South African listed investments – Group

1 Resources **38%**
2 Financial **23%**
3 Industrial **39%**


1
2
3

2002
Mix of marketable securities

1 Local government, municipal and utility stocks **15%**
2 Local debentures **7%**
3 Local listed shares **49%**
4 International listed shares **12%**
5 Local unit trusts **13%**
6 International unit trusts **4%**


6
1
5
2
4
3

2001
Mix of marketable securities

1 Local government, municipal and utility stocks **14%**
2 Local debentures **4%**
3 Local listed shares **47%**
4 International listed shares **16%**
5 Local unit trusts **12%**
6 International unit trusts **7%**


6
1
5
2
4
3

for the year ended 31 December 2002

	Company 2002 Rm	Company 2001 Rm
6. Interests in subsidiary companies		
Shares at valuation	**4 815,7**	6 086,3
Amounts owing to subsidiaries	**(2 034,7)**	(2 599,2)
	2 781,0	3 487,1

	Amount of issued share capital 2002	Percentage of issued share capital held 2002 %	2001 %	Shares held at valuation 2002 Rm	2001 Rm	Amount owing by/(to) subsidiary 2002 Rm	2001 Rm
Principal subsidiaries - unlisted							
Charter Life Insurance Company Limited *[Life insurance]*	**R4 750 000**	**100,0**	100,0	**698,2**	645,1		
Electric Liberty (Proprietary) Limited *[e-commerce and investment trading]*	**R400**	**100,0**	100,0	**335,0**	3,6		
Liberty Asset Management Limited (1) *[Asset management]*			100,0		368,0		
Liberty Collective Investments Limited (1) *[Fund management]*			100,0		89,5		
Liberty Ermitage Jersey Limited (Incorporated in Jersey) *[Fund management]*	**£25 010**	**100,0**	100,0	**366,8**	427,8		
Liberty Group Properties (Proprietary) Limited *[Property asset management]*	**R100**	**100,0**	100,0	**29,8**	23,7		
Liberty Healthcare (Proprietary) Limited *[Healthcare]*	**R1 701**	**100,0**	100,0	**9,5**	7,2		
Liberty Specialised Investments (Proprietary) Limited (1) *[Marketing and administration of linked investment products]*			100,0		29,0		
Liblife International B.V. (Incorporated in the Netherlands) *[Investment holding]*	**€18 152**	**100,0**	100,0	**129,3**	185,3	**(131,3)**	(185,3)
Liblife (Jersey) Limited (Incorporated in Jersey) *[Investment holding]*	**£24**	**100,0**	100,0	**2 744,6**	3 876,8	**(1 896,6)**	(2 406,3)
Libsil Holdings (Proprietary) Limited *[Investment holding]*	**R1**	**100,0**	100,0	**364,2**	307,2	**60,3**	59,6
Other subsidiaries				**138,3**	123,1	**(67,1)**	(67,2)
				4 815,7	6 086,3	**(2 034,7)**	(2 599,2)

Liberty, directly and indirectly, has interests in a number of other subsidiaries. The directors are of the opinion that to publish the full information required in terms of paragraph 69 of the Fourth Schedule of the Companies Act would not be of further assistance to shareowners in obtaining a meaningful appreciation of the state of the Company's affairs. A register detailing such information in respect of all subsidiaries of Liberty Group Limited will be available for inspection at the annual general meeting.

The interest of the Company for the year in the taxed profits of its subsidiaries was R203,8 million (2001: R729,9 million) and in the losses was R76,8 million (2001: R95,9 million).

(1) These subsidiaries were sold to STANLIB Limited with effect from 1 January 2002.

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
7. Interests in joint venture companies				
Shares at valuation	**484,5**	8,4	**484,5**	8,4
Amounts owing to joint ventures	**18,4**	2,7	**18,4**	2,7
	502,9	11,1	**502,9**	11,1

	Amount of issued share capital 2002	Percentage of issued share capital held 2002 %	Percentage of issued share capital held 2001 %	Shares held at valuation 2002 Rm	Shares held at valuation 2001 Rm	Amount owing by/(to) joint venture 2002 Rm	Amount owing by/(to) joint venture 2001 Rm
Principal joint ventures - unlisted							
STANLIB Limited *[Asset and fund management]*	**R1 000**	**50,0**		**487,4**(2)		**14,9**	
Astute Financial Services Exchange (Proprietary) Limited *[Financial verification and technology service provider]*	**R360**	**33,3**	33,3	**(2,9)**	(1,9)	**3,5**	2,7
Lodestone Investments Limited (1) *[Life insurance]*			50,0		9,1		-
Silgen Financial Services (Proprietary) Limited (1) *[Asset management and other related financial services]*			52,0		1,2		-
				484,5	8,4	**18,4**	2,7

(1) Liberty's interests in Lodestone Investments Limited now known as STANLIB Multi-Manager Limited and Silgen Financial Services (Proprietary) Limited were sold to STANLIB Limited with effect from 1 January 2002.

(2) Includes goodwill of R291,1 million.

	Interest held in joint ventures 2002 Rm	Interest held in joint ventures 2001 Rm
Balance sheet extracts		
Non-current assets	**772,2**	40,3
Current assets	**615,4**	27,5
Long-term liabilities - Non-interest bearing	**25,3**	50,3
Current liabilities	**565,3**	3,6
Income statement extracts		
Income	**282,4**	3,3
Expenses	**294,7**	10,0
Cash flow extracts		
Net cash flows from operating activities	**(45,4)**	(3,0)
Net cash flows from investing activities	**393,5**	
Net cash flows from financing activities	**91,8**	19,9
Commitments		
Capital commitments - Authorised by directors but not contracted	**7,3**	3,5
Operating lease commitments	**78,0**	-
Less than 5 years	**36,3**	-
5 to 10 years	**41,7**	-

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
8. Other investments				
Other investments comprise:				
Unlisted equities	**1 557,8**	1 086,7	**1 236,4**	785,7
Mortgages and loans	**1 985,4**	1 825,5	**1 925,2**	1 776,5
Deposits and money market securities	**5 263,6**	5 703,3	**2 655,4**	2 740,2
Insurance policies	**505,0**		**417,0**	
Total other investments	**9 311,8**	8 615,5	**6 234,0**	5 302,4

2002
Mix of other investments

1 Local unlisted equities **15%**
2 International unlisted equities **2%**
3 Local mortgages and loans **21%**
4 Local deposits and money market securities **19%**
5 International deposits and money market securities **38%**
6 Local insurance policies **5%**


6
1
2
5
3
4

2001
Mix of other investments

1 Local unlisted equities **10%**
2 International unlisted equities **3%**
3 Local mortgages and loans **21%**
4 Local deposits and money market securities **11%**
5 International deposits and mney market securities **55%**
6 Local insurance policies **0%**


1
2
3
5
4

for the year ended 31 December 2002

	Group		Company	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
9. Owner-occupied properties				
Open-market value at beginning of year	633,4	646,8	570,2	646,8
Additions - Capitalised subsequent expenditure	0,1	-	0,1	-
Revaluations	(6,3)	(13,4)	(47,6)	(76,6)
Reclassifications	(2,1)		(1,4)	
Open-market value at end of year	625,1	633,4	521,3	570,2

The owner-occupied properties were independently valued as at 31 December 2002 by Miss E.C. Jones, a valuer with CB Richard Ellis (Proprietary) Limited. Miss E.C. Jones is an associate member of the South African Council of Valuers and a member of the Royal Institute of Chartered Surveyors.

The carrying amount that would have been included in the financial statements had owner-occupied properties been accounted for under the benchmark treatment as described in AC123 (cost less accumulated depreciation and accumulated impairment losses) is provided below. The allowed alternative method (used above) was preferred as the majority of properties are policy-owners' assets which need to be valued at market value in order to achieve matching between policy-owner assets and liabilities.

	Group		Company	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
Cost at beginning of year	208,3	208,3	165,2	165,2
Additions - Capitalised subsequent expenditure	0,1	-	0,1	-
Reclassifications	(0,2)		1,6	
Cost at end of year	208,2	208,3	166,9	165,2
Accumulated depreciation at beginning of year	74,8	63,9	58,7	50,1
Depreciation	6,1	4,5	5,1	2,9
Depreciation on appurtenances	6,0	6,4	5,3	5,7
Reclassifications	0,2		(0,1)	
Accumulated depreciation at end of year	87,1	74,8	69,0	58,7
Net carrying amount at end of year	121,1	133,5	97,9	106,5

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
10. Goodwill				
Cost at beginning of year	135,2	129,8	135,2	129,8
Acquisitions	67,4	5,4	67,4	5,4
Disposals [1]	(15,9)		(15,9)	
Cost at end of year	186,7	135,2	186,7	135,2
Accumulated amortisation at beginning of year	(22,3)	(6,5)	(22,3)	(6,5)
Amortisation	(13,6)	(15,8)	(13,6)	(15,8)
Disposals [1]	7,4		7,4	
Accumulated amortisation at end of year	(28,5)	(22,3)	(28,5)	(22,3)
Net carrying amount at end of year	158,2	112,9	158,2	112,9

	Goodwill paid Rm	Amortisation period	Goodwill net of amortisation Rm
Goodwill comprises:			
Liberty Ermitage Jersey Limited	119,3	10 years	92,5
Hightree Financial Services	67,4	10 years	65,7
	186,7		158,2

(1) Disposal of goodwill relating to Liberty Specialised Investments (Proprietary) Limited and Simeka Financial Services (Proprietary) Limited sold to the STANLIB Limited with effect from 1 January 2002.

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
11. Other intangible assets				
Computer software - internally generated				
Cost at beginning of year	134,8	80,8	66,0	34,1
Additions	15,9	54,4	8,2	31,9
Disposals		(0,4)		
Disposals relating to subsidiaries sold	(17,2)			
Cost at end of year	133,5	134,8	74,2	66,0
Accumulated amortisation at beginning of year	(64,9)	(23,3)	(22,1)	(6,7)
Amortisation	(29,0)	(29,6)	(19,4)	(15,4)
Impairment losses recognised	(13,2)	(12,0)		
Disposals relating to subsidiaries sold	9,2			
Accumulated amortisation at end of year	(97,9)	(64,9)	(41,5)	(22,1)
Net carrying amount at end of year	35,6	69,9	32,7	43,9

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
12. Tangible assets				
Cost at beginning of year	**939,1**	778,7	**708,0**	571,1
Additions	**91,5**	187,6	**76,2**	152,4
Disposals	**(38,9)**	(37,3)	**(28,5)**	(15,5)
Disposals relating to subsidiaries sold	**(55,9)**			
Currency revaluation	**(6,9)**	10,1		
Cost at end of year	**928,9**	939,1	**755,7**	708,0
Accumulated depreciation at beginning of year	**(567,2)**	(468,4)	**(418,6)**	(342,6)
Depreciation (net of disposals)	**(83,4)**	(90,5)	**(68,3)**	(76,0)
Disposals relating to subsidiaries sold	**38,6**			
Currency revaluation	**4,8**	(8,3)		
Accumulated depreciation at end of year	**(607,2)**	(567,2)	**(486,9)**	(418,6)
Net carrying amount at end of year	**321,7**	371,9	**268,8**	289,4

The net carrying amount of tangible assets is made up of the following classes of assets:

	Group 2002 %	Group 2001 %	Company 2002 %	Company 2001 %
Computer equipment	**53**	55	**59**	61
Purchased computer software	**3**	4	**4**	5
Fixtures, furniture and fittings	**28**	25	**22**	19
Office equipment and office machines	**5**	5	**5**	6
Motor vehicles	**4**	6	**4**	5
Other	**7**	5	**6**	4
	100	100	**100**	100

for the year ended 31 December 2002

	Group funds invested 2002 Rm	Group funds invested 2001 Rm	Group net revenue earned 2002 Rm	Group net revenue earned 2001 Rm	Group investment surpluses/(deficits) 2002 Rm	Group investment surpluses/(deficits) 2001 Rm
13. Shareowners' funds						
Analysis of shareowners' funds invested:						
Life insurance operations	**698,2**	645,1	**47,5**	39,5	**3,6**	53,0
Charter Life	**698,2**	645,1	**130,7** (1)	122,2 (1)	**3,6**	53,0
Less included in life fund operating surplus			**(83,2)**	(82,7)		
Financial services operations	**1 232,1**	947,6	**112,1**	78,5	**298,7**	156,0
Astute Financial Services Exchange	**0,6**	0,7	**(1,0)** (5)	(1,9)	**1,2**	(1,3)
Electric Liberty	**335,0**	3,6	**(24,8)**	(50,8)	**(3,1)**	(0,1)
Hightree Financial Services	**4,2**					
Liberty Ermitage Jersey	**365,6**	427,8	**27,9**	11,5	**(95,1)**	146,5
Liberty Group Properties	**29,8**	23,7	**24,0**	18,7	**(0,1)**	(0,1)
Liberty Healthcare	**9,5**	(5,1)	**29,8**	(12,7)	**(1,2)**	(0,1)
STANLIB	**487,4**		**56,2** (5)		**397,0**	
Liberty Asset Management (4)		368,0		70,8		4,7
Liberty Collective Investments (4)		89,5		25,6		4,9
Liberty Specialised Investments (4)		29,0		17,6 (2)		
Lodestone Investments (4)		9,1		(0,8)		(0,2)
Oracle Employee Benefits (4)				0,8		1,8
Simeka Financial Services (4)		1,3		(0,3)		(0,1)
Listed investments	**1 250,6**	1 526,3	**39,9**	67,4	**62,8**	875,2
Edcon	**117,4**	58,1	**4,7**	2,3	**59,3**	(0,9)
Gold Fields	**315,1**	292,9	**10,4**	7,4	**193,0**	162,0
Metro Cash and Carry	**210,7**	194,7			**15,7**	112,3
SABMiller	**585,7**	934,8	**23,9**	55,3	**(166,4)**	616,4
Other	**21,7**	45,8	**0,9**	2,4	**(38,8)**	(14,6)
Other investments	**5 407,2**	5 226,8	**233,7**	170,9	**(312,7)**	18,1
Cash and preference shares	**1 177,5**	1 066,8	**100,8**	86,9	**(2,1)**	(2,7)
Jersey assets	**2 037,6**	2 993,0	**151,2**	150,4	**(954,4)**	1 171,0
Convertible bonds	**(2 032,1)**	(2 874,2)	**(189,4)**	(161,5)	**980,5**	(1 130,0)
Unlisted investments	**338,7**	379,2	**41,8**	12,3	**(59,1)**	8,3
Fixed assets and working capital	**1 931,9**	1 510,5				
Share of pooled portfolios	**1 953,6**	2 151,5	**129,3**	82,8	**(277,6)**	(28,5)
Management expenses			**(57,3)**	(53,6)		
Normal taxation			**(28,2)**	(5,0)		
	8 588,1	8 345,8	**347,7**	297,7	**52,4**	1 102,3
Secondary tax on companies			**(86,1)**	(28,6)		
	8 588,1	8 345,8	**261,6**	269,1	**52,4** (3)	1 102,3 (3)

(1) Prior to deducting the dividend paid to preference shareowners of R81,9 million (2001: R42,9 million).
(2) Prior to amortisation of goodwill amounting to R3,5 million.
(3) Refer to note 23.
(4) These interests were sold to STANLIB Limited with effect from 1 January 2002.
(5) Equity accounted earnings.

for the year ended 31 December 2002

	Company 2002 Rm	Company 2001 Rm
14. Share capital and share premium		
Share capital		
Authorised share capital		
400 000 000 ordinary shares of 10 cents each	**40,0**	40,0
Unissued shares under the control of the directors		
67 583 671 (2001: 63 642 852) ordinary shares of 10 cents each	**6,8**	6,4
Unissued shares reserved		
For the purpose of the convertible bond issue 23 179 728 (2001: 24 351 008) ordinary shares of 10 cents each	**2,3**	2,4
For the purpose of the Senior Executive Share Option Scheme 1 455 124 (2001: 1 997 768) ordinary shares of 10 cents each	**0,1**	0,2
For the purpose of the Staff Share Incentive Scheme nil (2001: 3 183 674) ordinary shares of 10 cents each		0,3
For the purpose of the Share Trust 7 979 020 (2001: 7 164 377) ordinary shares of 10 cents each	**0,8**	0,7
For the purpose of the Group Share Incentive Scheme 26 182 950 (2001: 27 241 847) ordinary shares of 10 cents each	**2,6**	2,8
	5,8	6,4
Issued share capital		
273 619 507 (2001: 272 418 474) ordinary shares of 10 cents each	**27,4**	27,2
Share premium		
Balance at beginning of year	**2 079,4**	5 312,0
1 201 033 (2001: 750 149) ordinary shares issued at an average premium of R36,59 (2001: R36,65) per share in terms of the Senior Executive Share Option Scheme, Staff Share Incentive Scheme and Share Trust	**43,9**	27,4
Capital reduction of R12,00 per share in issue (271 668 325)		(3 260,0)
Balance at end of year	**2 123,3**	2 079,4
Total issued share capital and share premium	**2 150,7**	2 106,6

	Company 2002 Number of shares	Company 2001 Number of shares
Interests of directors, including their families, in share capital		
Direct interests		
Beneficial (ordinary shares of 10 cents each)		
R C Andersen	**104**	104
H I Appelbaum	**43 500**	36 187
M A Bloom	**31 500**	7 719
M J Jackson	**71 000**	62 000
D S Nohr	**143 345**	116 527
A Romanis	**254 623**	254 623
C B Strauss (Resigned - 13 March 2002)		112
	544 072	477 272
Non-beneficial (ordinary shares of 10 cents each)		
E Bradley (Resigned - 13 March 2002)		8 285

for the year ended 31 December 2002

14. Share capital and share premium *(continued)*

Interests of directors, including their families, in share capital *(continued)*

Indirect interests

By virtue of either directorships in or material shareholdings held directly or indirectly by Standard Bank Group Limited 100% (2001: 100%) in the issued ordinary share capital of Liblife Controlling Corporation (Proprietary) Limited and by virtue of Liblife Controlling Corporation (Proprietary) Limited owning 54,7% (2001: 54,7%) of the issued ordinary share capital of Liberty Holdings Limited and by virtue of Liberty Holdings Limited owning 54,4% (2001: 54,7%) of the issued ordinary share capital of Liberty Group Limited, Messrs D E Cooper, R C Andersen, D A Hawton, W S MacFarlane, J H Maree, M Rapp, A Romanis and M J Shaw (2001: Mrs E Bradley, Dr C B Strauss and Messrs D E Cooper, R C Andersen, D D B Band, D A Hawton, W S MacFarlane, R J Khoza, S J Macozoma, J H Maree, R A Plumbridge, M Rapp, A Romanis and E P Theron), all being directors of the Company and/or Liberty Holdings Limited and/or Liblife Controlling Corporation (Proprietary) Limited and/or Standard Bank Group Limited, had in aggregate an indirect beneficial and non-beneficial interest in 148 928 570 (2001: 148 928 570) ordinary shares in Liberty Group Limited at 31 December 2002.

Shares under option

The Company operates four share incentive schemes, being the Liberty Group Staff Share Incentive Scheme, Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust and the Liberty Group Share Incentive Scheme adopted at the 2001 Annual General Meeting. In terms of the rules of the Liberty Group Share Trust, Liberty Group Limited may advance funds to the Share Trust for purposes of acquiring shares in Liberty Group Limited in the market for delivery against outstanding share options. At 31 December 2002 the loan to the Liberty Group Share Trust was R39,5 million (2001: R69,2 million). The loan is adjusted to the lower of cost or the market value of the underlying shares.

for the year ended 31 December 2002

14. Share capital and share premium *(continued)*

Shares under option *(continued)*

No shares were under option in terms of the Liberty Group Share Incentive Scheme at 31 December 2001. Movements in 2002 in shares under option in terms of the Liberty Group Senior Executive Share Option Scheme, the Liberty Group Staff Share Incentive Scheme and the Liberty Group Limited Share Trust:

Date granted	Price payable per share	Expiry date	Shares under option at beginning of year
28 March 1994	R29,14	31 March 2002	145 245
4 December 1996	R61,89	30 September 2003	13 000
18 May 1998	R100,14	31 March 2006	26 780
28 August 1998	R23,14	31 March 2006	21 000
10 September 1998	R36,44	31 March 2006	192 500
12 November 1998	R45,14	31 March 2006	6 380
2 August 1999	R42,54	31 March 2005	1 075
28 September 1999	R37,00	31 March 2005	3 918 441
15 November 1999	R47,20	30 September 2003	943 800
18 February 2000	R57,90	30 September 2005	244 200
14 April 2000	R45,30	30 September 2005	971 400
17 July 2000	R53,80	31 March 2006	101 500
21 November 2000	R46,30	30 September 2006	534 500
3 April 2001	R48,50	31 March 2007	1 519 169
10 April 2001	R45,10	31 March 2007	1 361 800
16 April 2002	R58,20	31 March 2008	
16 October 2002	R54,10	30 September 2008	
			10 000 790
Market value of shares under option (Rm)			552,0

The subscription prices for options granted in previous years were adjusted for the unbundlings by the Liberty Group of its investments in Liberty International PLC and Standard Bank Group Limited by R21,90 and R23,46, respectively, and for the Liberty Group Limited capital reduction by R10,50 (total capital reduction of R12,00 per share less notional final dividend of R1,50 per share).

Options granted during year	Options implemented during year	Options cancelled during year	Shares under option at end of year	Options exercised at end of year	Executive directors' options outstanding at end of year
	144 330	915	-		
		4 000	9 000	9 000	
		21 780	5 000		
			21 000	14 000	
	17 622	7 500	167 378	161 753	95 625
	1 252	5 128	-		
		216	859		
	988 441	195 717	2 734 283	2 530 755	361 625
	5 200	43 300	895 300	799 100	242 800
			244 200	214 700	
		32 300	939 100	939 100	168 700
		18 700	82 800	5 300	
		65 200	469 300	416 200	31 400
	563 630	21 083	934 456	852 046	189 647
	12 200	118 200	1 231 400	1 122 800	122 000
1 199 200		33 400	1 165 800	1 084 300	137 800
13 200			13 200		
1 212 400	1 732 675	567 439	8 913 076	8 149 054	1 349 597
			487,1		

for the year ended 31 December 2002

14. Share capital and share premium *(continued)*

Shares under option *(continued)*

Movement in executive directors' interests in shares under option:

Director	Date granted	Average price payable per share	Expiry date
R C Andersen			
Prior years		R42,67	31 March 2007
2002	16 April 2002	R58,20	31 March 2008
H I Appelbaum			
Prior years		R39,38	31 March 2007
M A Bloom			
Prior years		R43,18	31 March 2007
2002	16 April 2002	R58,20	31 March 2008
M J Jackson			
Prior years		R42,98	31 March 2007
2002	16 April 2002	R58,20	31 March 2008
D S Nohr			
Prior years		R43,44	31 March 2007
2002	16 April 2002	R58,20	31 March 2008
Totals			

(1) The gain on implementation of share options is the difference between the strike price of the option (at date of grant) and the market price of the shares on the implementation date.

Shares under option at beginning of year	Options granted during year	Options implemented during year	Shares under option at end of year	Gains on implementation[1] R'000
609 469			609 469	
	64 100		64 100	
609 469	64 100		673 569	
76 214		13 826	62 388	240,6
220 291		23 781	196 510	433,4
	32 500		32 500	
220 291	32 500	23 781	229 010	433,4
252 150		19 217	232 933	413,0
	21 800		21 800	
252 150	21 800	19 217	254 733	413,0
157 315		46 818	110 497	448,5
	19 400		19 400	
157 315	19 400	46 818	129 897	448,5
1 315 439	**137 800**	**103 642**	**1 349 597**	**1 535,5**

for the year ended 31 December 2002

14. Share capital and share premium *(continued)*

Ordinary share analysis

Year	Price per share at 31 December (cents)	High for year (cents)	Low for year (cents)			Holdings	Number of shareowners	%	Number of shares	% of issued shares
1999	6 192 (1)	7 150	3 914	1	-	5 000	9 322	89,6	6 043 498	2,3
2000	5 774 (1)	8 500	4 800	5 001	-	10 000	334	3,2	2 450 897	0,9
2001	5 520	6 100 (2)	4 325 (2)	10 001	-	50 000	458	4,4	10 706 552	3,9
2002	5 465	6 790	5 020	50 001	-	100 000	122	1,2	8 872 256	3,2
				100 001	-	and over	168	1,6	245 546 304	89,7
							10 404	100,0	273 619 507	100,0

(1) Calculated excluding interests in Liberty International PLC and Standard Bank Group Limited which were unbundled during 1999.
(2) Pre 31 March 2001 prices adjusted for 4 April 2001 capital reduction.

Volume of shares traded (000's) 82 565 (2001: 85 777)
Volume traded to weighted average number of shares in issue 30,2% (2001: 31,5%)

Non-public/public shareowners				
Non-public shareowners	15	0,1	149 741 430	54,7
Directors and directors' associates	13	0,1	812 495	0,3
Liberty's own holdings	1	-	365	-
Liberty Holdings Limited	1	-	148 928 570	54,4
Public shareowners	10 389	99,9	123 878 077	45,3
	10 404	100,0	273 619 507	100,0

Distribution of shareowners				
Banks	29	0,3	20 475 818	7,5
Pension and provident funds	408	3,9	48 425 873	17,7
Insurance companies	74	0,7	16 141 080	5,9
Individuals	7 245	69,6	8 583 316	3,2
Growth funds and unit trusts	240	2,3	15 655 925	5,7
Nominee companies and trusts	1 671	16,1	4 689 067	1,7
Investment companies	106	1,0	5 167 320	1,9
Private companies	325	3,1	3 398 413	1,3
Other corporate bodies	136	1,3	1 100 550	0,4
Close corporations	71	0,7	113 616	-
Trustees of trusts	64	0,6	53 234	-
Public companies	35	0,4	149 815 295	54,7
	10 404	100,0	273 619 507	100,0

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
15. Convertible bonds		
6,5% Liblife International B.V. 2004		
Nominal value (US$ 239,5 million (2001: US$251,6 million))	**2 060,5**	3 052,7
Unamortised bond issue costs	**(10,7)**	(25,9)
Total convertible bonds	**2 049,8**	3 026,8
Liability component	**1 946,8**	2 874,2
Equity component	**103,0**	152,6
Total convertible bonds	**2 049,8**	3 026,8

Convertible bonds comprise:

US$239,5 million (R2,1 billion) (2001: US$251,6 million (R3,0 billion)) 6,5% convertible bonds issued by Liblife International B.V. in July 1994. The bonds are convertible by the holders into ordinary shares of Liberty Group Limited on the basis of 484 shares for every US$5 000 of bonds, which is equivalent to US$10,33 per Liberty Group Limited ordinary share. Unless previously purchased and cancelled, or converted, the bonds will be redeemed on 30 September 2004.

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
16. Life funds				
Actuarial liabilities	**73 595,6**	75 561,8	**68 075,4**	69 934,1
Balance at beginning of year	**75 561,8**	62 137,6	**69 934,1**	57 634,9
Transfers (to)/from income statement	**(1 966,2)**	13 424,2	**(1 858,7)**	12 299,2
Deferred capital gains tax [1]	**104,7**	356,6	**110,9**	303,2
Balance at end of year	**73 700,3**	75 918,4	**68 186,3**	70 237,3

(1) Refer to notes 18 and 26.

2002
Actuarial liabilities under unmatured policies

1 Market related businesses **68%**
2 Smooth bonus business **5%**
3 Reversionary business **8%**
4 Non-profit business **19%**


4
3
2
1

2001
Actuarial liabilities under unmatured policies

1 Market related businesses **68%**
2 Smooth bonus business **6%**
3 Reversionary business **8%**
4 Non-profit business **18%**


4
3
2
1

for the year ended 31 December 2002

	Group and Company			
	Defined benefit pension fund		Post-retirement medical aid	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
17. Retirement benefit obligation				
The fully funded defined benefit pension fund is final salary defined. The assets of the fund are held in an independent trustee administered fund. The latest full actuarial valuation was performed on 31 December 2002.				
Change in defined benefit funded obligation				
Present value of funded obligation at beginning of year	**405,6**	833,9		
Service cost benefits earned during the year	**21,9**	8,2		
Interest cost on projected benefit obligation	**58,0**	62,0		
Actuarial loss	**5,2**	2,6		
Benefits paid	**(4,6)**	(6,1)		
Transfer to defined contribution provident fund		(495,0)		
Transfer to STANLIB Group	**(14,3)**			
Present value of funded obligation at end of year	**471,8**	405,6		
Change in plan assets				
Fair value of plan assets at beginning of year	**894,2**	1 044,1		
Adjustments	**-**	216,6		
Expected return on plan assets	**111,7**	110,5		
Actuarial (loss)/profit	**(186,6)**	131,0		
Employer contribution	**9,4**	16,8		
Benefits paid	**(4,6)**	(6,1)		
Transfer to defined contribution provident fund		(618,7)		
Transfer to STANLIB Group	**(24,3)**			
Fair value of plan assets at end of year	**799,8**	894,2		
Fund excess	**328,0**	488,6		
Excess not recognised [(1)]	**328,0**	488,6		
Change in unfunded obligation				
Present value of funded obligation at beginning of year			**135,4**	114,4
Service cost benefits earned during the year			**5,7**	8,7
Interest cost on projected benefit obligation			**18,5**	16,2
Actuarial profit			**(10,6)**	(3,9)
Transfer to STANLIB Group			**(6,0)**	
Present value of funded obligation at end of year			**143,0**	135,4
Net liability recognised in balance sheet			**143,0**	135,4

(1) No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the registrar of pension funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.

for the year ended 31 December 2002

	Group and Company			
	Defined benefit pension fund		Post-retirement medical aid	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
17. Retirement benefit obligation *(continued)*				
Analysis of the retirement benefit obligation movement				
Service cost	**21,9**	8,2	**5,7**	8,7
Interest cost	**58,0**	62,0	**18,5**	16,2
Expected return on plan assets	**(111,7)**	(110,5)		
Net actuarial loss/(profit) recognised in year	**191,8**	(128,4)	**(10,6)**	(3,9)
Employer contribution	**(9,4)**	(16,8)		
Transfer to STANLIB Group	**10,0**		**(6,0)**	
Transfer to defined contribution provident fund		123,7		
Adjustments	**-**	(216,6)		
	160,6	(278,4)	**7,6**	21,0
The valuation was based on the following principle actuarial assumptions				
Anticipated after-tax returns on investments	**13%**	13%	**13%**	13%
Discount rate	**13%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**10%**	10%		
Medical cost trend rate			**11%**	11%
Retirement age: - executives	**63**	63	**63**	63
- others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
Anglo American plc	**45,3**	54,9		
Investment in employer and holding companies				
Standard Bank Group Limited	**21,9**	23,2		
Liberty Holdings Limited	**11,2**	11,1		
	33,1	34,3		

for the year ended 31 December 2002

	Normal tax		Capital gains tax		Total	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
18. Deferred tax						
Group						
(Liability)/asset at beginning of year	(5,5)	63,3	(113,0)		(118,5)	63,3
Net temporary differences	(18,5)	(68,8)	16,2	(113,0)	(2,3)	(181,8)
Net prepaid commission accruals	(10,1)	18,9			(10,1)	18,9
Unrealised gains on shareowners' investments			16,2	(113,0)	16,2	(113,0)
Unrealised gains on policy-owners' investments						
Depreciation	(0,1)	-			(0,1)	-
Leave pay provisions	(3,0)	0,8			(3,0)	0,8
Assessed loss	(5,3)	(88,5)			(5,3)	(88,5)
Liability at end of year	(24,0)	(5,5)	(96,8)	(113,0)	(120,8)	(118,5)
Deferred tax comprises:						
Deferred tax assets/(liabilities)	(24,0)	(13,8)	(201,5)	(469,6)	(225,5)	(483,4)
Net prepaid commission accruals	(20,3)	(10,2)			(20,3)	(10,2)
Depreciation	(3,7)	(3,6)			(3,7)	(3,6)
Unrealised gains on shareowners' investments			(96,8)	(113,0)	(96,8)	(113,0)
Unrealised gains on policy-owners' investments			(104,7)	(356,6)	(104,7)	(356,6)
Deferred tax liability included in the life fund			104,7	356,6	104,7	356,6
Deferred tax asset		8,3				8,3
Leave pay provisions		3,0				3,0
Assessed loss		5,3				5,3
Liability at end of year	(24,0)	(5,5)	(96,8)	(113,0)	(120,8)	(118,5)
Company						
(Liability)/asset at beginning of year	(11,8)	58,7	(95,5)		(107,3)	58,7
Net temporary differences	(8,5)	(70,5)	21,8	(95,5)	13,3	(166,0)
Net prepaid commission accruals	(1,6)	11,8			(1,6)	11,8
Unrealised gains on shareowners' investments			21,8	(95,5)	21,8	(95,5)
Unrealised gains on policy-owners investments						
Leave pay provisions	(1,6)	0,4			(1,6)	0,4
Assessed loss	(5,3)	(82,7)			(5,3)	(82,7)
Liability at end of year	(20,3)	(11,8)	(73,7)	(95,5)	(94,0)	(107,3)
Deferred tax comprises:						
Deferred tax assets/(liabilities)	(20,3)	(18,7)	(184,6)	(398,7)	(204,9)	(417,4)
Net prepaid commission accruals	(20,3)	(18,7)			(20,3)	(18,7)
Unrealised gains on shareowners' investments			(73,7)	(95,5)	(73,7)	(95,5)
Unrealised gains on policy-owners investments			(110,9)	(303,2)	(110,9)	(303,2)
Deferred tax included in the life fund			110,9	303,2	110,9	303,2
Deferred tax asset		6,9				6,9
Leave pay provisions		1,6				1,6
Assessed loss		5,3				5,3
Liability at end of year	(20,3)	(11,8)	(73,7)	(95,5)	(94,0)	(107,3)

No provision for deferred capital gains tax has been made, for the investments in the subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2002

	Property		Leave pay		Incentive scheme		Retention bonuses		Total	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
19. Provisions										
Group										
At beginning of year	**3,4**	20,6	**36,0**	32,4	**46,0**	33,8	**32,2**	21,7	**117,6**	108,5
Provisions relating to subsidiaries sold			**(4,2)**		**(25,3)**		**(12,2)**		**(41,7)**	
Additional provisions	**2,4**	3,4	**42,4**	48,7	**27,0**	48,8	**-**	11,0	**71,8**	111,9
Utilised during the year	**(3,4)**	(20,6)	**(44,6)**	(45,1)	**(28,1)**	(36,6)	**(20,0)**	(0,5)	**(96,1)**	(102,8)
At end of year	**2,4**	3,4	**29,6**	36,0	**19,6**	46,0	**-**	32,2	**51,6**	117,6
Company										
At beginning of year	**3,4**	20,6	**25,7**	24,6	**17,7**	13,5	**20,0**	15,0	**66,8**	73,7
Additional provisions	**2,4**	3,4	**35,2**	33,5	**21,3**	21,0	**-**	5,0	**58,9**	62,9
Utilised during the year	**(3,4)**	(20,6)	**(35,9)**	(32,4)	**(25,2)**	(16,8)	**(20,0)**		**(84,5)**	(69,8)
At end of year	**2,4**	3,4	**25,0**	25,7	**13,8**	17,7	**-**	20,0	**41,2**	66,8

Property

Provisions raised for capital expenditure on properties under development and completed properties which are undergoing refurbishments.

Leave pay

In terms of the Group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it or forfeited if not taken. Discretionary leave can be sold back to the Company while compulsory leave cannot be sold back to the Company.

Incentive scheme

In terms of the Group policy, selected employees at the discretion of directors receive an incentive bonus. The incentive bonus is related to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

On 25 April 2000 certain key employees of the Group were granted retention bonuses payable if they remained in service until 31 December 2001. No such retention bonuses were granted in 2001 or 2002.

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
20. New business premium income				
New recurring premiums	**2 782,4**	2 179,7	**2 287,2**	1 800,9
Individual	**2 356,6**	1 834,1	**1 861,4**	1 455,3
Group	**425,8**	345,6	**425,8**	345,6
New single premiums	**8 518,2**	7 639,4	**7 223,7**	6 658,3
Individual	**5 263,6**	4 754,7	**4 136,2**	3 949,5
Group	**1 182,5**	1 224,5	**1 265,4**	1 224,5
Immediate annuities	**2 072,1**	1 660,2	**1 822,1**	1 484,3
New business premium income	**11 300,6**	9 819,1	**9 510,9**	8 459,2
New individual premium income	**7 620,2**	6 588,8	**5 997,6**	5 404,8
New group premium income	**1 608,3**	1 570,1	**1 691,2**	1 570,1
New immediate annuities	**2 072,1**	1 660,2	**1 822,1**	1 484,3
New business premium income	**11 300,6**	9 819,1	**9 510,9**	8 459,2
New business index	**3 634,2**	2 943,6	**3 009,6**	2 466,7
Natural increases	**651,0**	479,1	**617,1**	479,1
New business index net of natural increases	**2 983,2**	2 464,5	**2 392,5**	1 987,6
Value of new business written in the year	**604,6**	454,8		
New business margin (net of natural increases)	**20,3%**	18,5%		

New business index is an internationally accepted measure calculated as the sum of new business annualised recurring premiums plus 10% of new single premiums for the year.

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
21. Net premium income				
Recurring premium income	**7 855,9**	6 480,7	**6 888,6**	5 763,6
Individual	**5 999,7**	5 019,0	**5 032,4**	4 301,9
Group	**1 856,2**	1 461,7	**1 856,2**	1 461,7
Single premium income	**8 559,2**	7 641,5	**7 311,3**	6 688,3
Individual	**5 277,2**	4 739,0	**4 196,1**	3 941,7
Group	**1 182,5**	1 224,7	**1 265,4**	1 244,7
Immediate annuities	**2 099,5**	1 677,8	**1 849,8**	1 501,9
Net premium income	**16 415,1**	14 122,2	**14 199,9**	12 451,9
Individual premium income	**11 276,9**	9 758,0	**9 228,5**	8 243,6
Group premium income	**3 038,7**	2 686,4	**3 121,6**	2 706,4
Immediate annuities	**2 099,5**	1 677,8	**1 849,8**	1 501,9
Net premium income	**16 415,1**	14 122,2	**14 199,9**	12 451,9

Premium income is shown net of reinsurance of R146,7 million (2001: R117,9 million).

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
22. Investment income net of interest paid				
Dividend, interest and net rental income	**3 986,8**	3 609,5	**3 752,1**	3 429,5
Attributable to life funds	**3 589,8**	3 300,3	**3 431,1**	3 151,7
Attributable to shareowners' funds	**397,0**	309,2	**321,0**	277,8
Operating income from financial services operations	**391,7**	591,6	**112,1**	78,5
Investment income net of interest paid	**4 378,5**	4 201,1	**3 864,2**	3 508,0
Comprising:				
Income from subsidiaries			**126,9**	196,6
Retained income/(accumulated loss) of subsidiaries			**108,3**	(1 118,3)
Dividends received from subsidiaries			**18,6**	1 314,9
Retained income/(accumulated loss) of joint ventures	**55,3**	(3,0)	**55,3**	(3,0)
Dividends received	**1 122,3**	1 051,2	**1 065,8**	986,0
Listed shares	**1 035,1**	999,6	**989,4**	939,5
Unlisted shares	**87,2**	51,6	**76,4**	46,5
Income on unit trusts	**338,6**	244,8	**306,5**	189,9
Interest received	**2 192,5**	2 141,8	**1 771,4**	1 656,6
Net rental income (1)	**650,8**	571,2	**648,3**	571,3
Rental income	**1 021,4**	883,0	**915,8**	815,5
Direct operating expenses - let properties	**(333,8)**	(266,9)	**(236,4)**	(205,3)
- unlet properties	**(12,0)**	(12,4)	**(11,4)**	(11,5)
- owner-occupied properties	**(24,8)**	(32,5)	**(19,7)**	(27,4)
Management fees	**213,5**	409,6	**(91,2)**	(64,7)
Scrip lending fees	**6,2**	8,1	**6,2**	8,1
Sundry expense	**(14,5)**	(9,6)	**(13,7)**	(4,2)
Investment income	**4 564,7**	4 414,1	**3 875,5**	3 536,6
Interest paid	**(186,2)**	(213,0)	**(11,3)**	(28,6)
Investment income net of interest paid	**4 378,5**	4 201,1	**3 864,2**	3 508,0

(1) Notional rent relating to owner-occupied properties of R78,4 million (2001: R74,6 million) has been eliminated.

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
23. Investment surpluses				
Investment (deficits)/surpluses attributable to life funds	**(6 085,4)**	11 841,2	**(5 239,0)**	11 061,3
Investment properties	**395,4**	432,4	**436,7**	460,8
Owner-occupied properties	**(5,7)**	(12,7)	**(47,0)**	(45,5)
Marketable securities	**(6 025,1)**	9 113,0	**(5 181,1)**	9 162,6
Other investments	**(450,0)**	2 308,5	**(447,6)**	1 483,4
Investment surpluses attributable to shareowners' funds	**52,4**	1 102,3	**52,4**	1 102,3
Investment properties	**(0,1)**	46,5	**(0,1)**	46,5
Owner-occupied properties	**(0,6)**	(0,7)	**(0,6)**	(0,7)
Marketable securities	**37,1**	611,6	**37,1**	558,7
Other investments	**16,0**	444,9	**16,0**	497,8
Total investment (deficits)/surpluses	**(6 033,0)**	12 943,5	**(5 186,6)**	12 163,6
Comprising:				
Investment (deficits)/surpluses attributable to life funds	**(6 085,4)**	11 841,2	**(5 239,0)**	11 061,3
Unrealised investment (deficits)/surpluses	**(2 805,5)**	1 621,6	**(3 478,6)**	1 788,7
Realised investment surpluses	**1 863,4**	4 613,5	**2 773,0**	4 548,3
Translation (losses)/gains	**(5 143,4)**	5 606,0	**(4 533,4)**	4 724,3
Investment surpluses attributable to shareowners' funds	**52,4**	1 102,3	**52,4**	1 102,3
Unrealised investment (deficits)/surpluses	**(261,7)**	391,5	**(261,7)**	391,5
Realised investment surpluses	**503,1**	514,0	**503,1**	514,0
Translation (losses)/gains	**(189,0)**	196,8	**(189,0)**	196,8
Total investment (deficits)/surpluses	**(6 033,0)**	12 943,5	**(5 186,6)**	12 163,6
24. Claims and policy-owners' benefits				
Individual	**9 665,6**	8 737,2	**8 369,9**	7 652,3
Death and disability claims	**1 627,0**	1 305,9	**1 364,8**	1 129,3
Policy maturity claims	**3 363,7**	3 600,1	**2 976,2**	3 212,3
Policy surrender claims	**3 228,4**	2 548,8	**2 819,2**	2 270,1
Annuity payments	**1 446,5**	1 282,4	**1 209,7**	1 040,6
Group	**2 248,2**	2 454,4	**2 248,2**	2 454,4
Death and disability claims	**261,2**	165,6	**261,2**	165,6
Scheme terminations	**234,4**	305,1	**234,4**	305,1
Scheme member withdrawals	**1 049,6**	1 038,7	**1 049,6**	1 038,7
Annuity payments	**194,0**	214,1	**194,0**	214,1
Investment only terminations and withdrawals	**509,0**	730,9	**509,0**	730,9
Total claims and policy-owners' benefits	**11 913,8**	11 191,6	**10 618,1**	10 106,7

Claims and policy-owners' benefits are shown net of reinsurance recoveries of R98,3 million (2001: R90,6 million).

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
25. Management expenses				
Management expenses attributable to life fund	**1 302,6**	1 193,8	**1 171,0**	1 072,9
Management expenses attributable to shareowners' investments, including subsidiaries	**388,3**	519,1	**57,3**	53,6
Total management expenses	**1 690,9**	1 712,9	**1 228,3**	1 126,5
Comprising:				
Employee costs	**791,9**	842,8	**560,7**	525,7
Office costs	**587,9**	625,4	**414,0**	417,7
Training and development costs	**145,1**	127,0	**104,5**	73,8
Other	**166,0**	117,7	**149,1**	109,3
Total management expenses	**1 690,9**	1 712,9	**1 228,3**	1 126,5
Management expenses include the following:				
Administration fees		1,0		1,0
Amortisation - intangible assets	**29,0**	29,6	**19,1**	15,4
Auditors' remuneration	**9,3**	11,0	**6,6**	6,3
Audit fees - Current year	**6,7**	6,7	**4,9**	3,4
- Prior year	**0,3**	1,3	**-**	0,2
Other Services	**2,3**	3,0	**1,7**	2,7
Consultancy fees	**33,4**	47,3	**20,7**	30,3
Actuarial	**0,7**	0,2	**0,3**	
Other	**32,7**	47,1	**20,4**	30,3
Defined benefit pension fund contributions	**9,4**	16,8	**6,9**	12,0
Defined contribution provident fund contributions	**52,1**	43,7	**37,0**	26,8
Depreciation	**103,5**	113,7	**90,6**	87,9
Furniture and fittings	**14,7**	12,0	**12,2**	10,4
Computer equipment	**74,7**	85,6	**66,2**	64,7
Other	**14,1**	16,1	**12,2**	12,8
Impairment losses	**13,2**	12,0		
(Profit)/Loss on disposal of tangible assets	**-**	0,5	**(0,7)**	(2,1)
Operating lease charges	**30,2**	17,4	**11,4**	7,0
Other related South African taxes	**222,7**	184,2	**182,4**	154,0
Financial services levy	**8,0**	5,8	**7,5**	5,5
Non-recoverable value added tax	**160,1**	127,6	**126,4**	102,3
Regional services council levies	**17,8**	18,3	**16,2**	17,4
Stamp duty	**36,8**	32,5	**32,3**	28,8

for the year ended 31 December 2002

	Company 2002 R'000	Company 2001 R'000
25. Management expenses *(continued)*		
Directors' emoluments		
Chairman and non-executive directors' fees	**1 081**	455
Executive directors [1]		
Total emoluments	**13 520**	20 318
Basic salaries	**6 680**	5 935
Bonuses and performance related payments	**4 194**	4 760
Retirement and medical benefits	**1 452**	1 326
Other incentives and benefits	**1 194**	1 172
	13 520	13 193
Retention bonuses		7 125
Emoluments paid by the Company	**14 601**	20 773
Aggregate months paid	**60**	60
No executive directors hold service contracts.		
Fees paid to the chairman – D E Cooper [2]	**750**	
Fees paid to non-executive directors [3]		
D D B Band (Resigned - 13 March 2002)	**12**	60
E Bradley (Resigned - 13 March 2002)	**6**	30
D A Hawton	**80**	80
R J Khoza (Resigned - 29 November 2002)	**26**	30
W S MacFarlane	**70**	70
S J Macozoma (Resigned - 13 March 2002)	**6**	25
R A Plumbridge (Resigned - 13 March 2002)	**6**	28
M Rapp	**25**	25
A Romanis	**50**	50
M J Shaw (Appointed - 13 March 2002)	**40**	
C B Strauss (Resigned - 13 March 2002)	**6**	30
E P Theron (Resigned - 13 March 2002)	**4**	27
	1 081	455

(1) Refer to note 14 for details of share option schemes.
(2) No fees were paid to Mr. D E Cooper in 2001 as these were covered by an administration fee paid to Standard Bank Group Limited (refer to note 32).
(3) No fees were paid to Mr. J H Maree as these are covered by an administration fee paid to Standard Bank Group Limited (refer to note 32).

for the year ended 31 December 2002

	Basic salaries R'000	Bonuses and performance related payments[2] R'000	Retirement and medical benefits R'000	Other R'000	Sub-total R'000	Retention bonuses[1] R'000	Total emoluments R'000
25. Management expenses *(continued)*							
Executive directors' total emoluments comprise:							
2002							
Paid by Company							
Current directors							
R C Andersen	2 365	2 000	572	276	5 213		5 213
H I Appelbaum	960	26	211	203	1 400		1 400
M A Bloom	1 152	737	230	204	2 323		2 323
M J Jackson	1 116	770	239	326	2 451		2 451
D S Nohr	1 087	661	200	185	2 133		2 133
Total paid	6 680	4 194	1 452	1 194	13 520		13 520
Executive directors' total emoluments comprise:							
2001							
Paid by Company							
Current directors							
R C Andersen	2 135	2 500	524	261	5 420	3 000	8 420
H I Appelbaum	825	74	193	189	1 281		1 281
M A Bloom	1 041	800	209	203	2 253	1 500	3 753
M J Jackson	991	750	217	323	2 281	1 500	3 781
D S Nohr	943	636	183	196	1 958	1 125	3 083
Total paid	5 935	4 760	1 326	1 172	13 193	7 125	20 318

(1) On 25 April 2000 certain key executives of the Group were offered retention bonuses if they remained in service until 31 December 2001 payable in 2002.

(2) Bonus and performance related payments for the 2002 (2001) year payable in 2003 (2002).

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
26. Tax				
Tax attributable to life funds	**220,8**	905,2	**253,8**	830,8
Normal tax	**288,8**	358,4	**262,8**	350,0
Current capital gains tax	**27,9**	21,2	**29,3**	10,1
Deferred capital gains tax	**(251,8)**	356,6	**(192,3)**	303,2
Retirement fund tax	**155,9**	169,0	**154,0**	167,5
Tax attributable to shareowners' funds	**138,8**	112,6	**114,2**	33,6
Total tax included in headline earnings	**359,6**	1 017,8	**368,0**	864,4
Capital gains tax attributable to shareowners' investment surpluses	**8,8**	143,0	**8,8**	143,0
Secondary tax on companies relating to capital reduction		232,8		232,8
Total tax	**368,4**	1 393,6	**376,8**	1 240,2
Comprising:				
South African normal tax	**329,4**	437,4	**290,9**	355,1
Current year tax	**404,5**	448,3	**349,0**	349,3
Prior years' tax	**(86,0)**	(77,2)	**(66,6)**	(65,1)
Deferred tax	**10,9**	66,3	**8,5**	70,9
South African capital gains tax	**(215,1)**	520,8	**(154,2)**	456,3
Current year tax	**51,3**	68,7	**52,7**	57,6
Deferred tax	**(266,4)**	452,1	**(206,9)**	398,7
Other related South African taxes	**250,9**	200,8	**240,1**	196,0
Retirement fund tax	**155,9**	169,0	**154,0**	167,5
Secondary tax on companies	**95,0**	31,8	**86,1**	28,5
Foreign tax - current year normal tax	**3,2**	1,8		
Secondary tax on companies relating to capital reduction		232,8		232,8
Total tax	**368,4**	1 393,6	**376,8**	1 240,2

	Group 2002 %	Group 2001 %	Company 2002 %	Company 2001 %
Reconciliation of tax rate attributable to shareowners' funds				
Tax charge for the year as a percentage of revenue earnings attributable to shareowners' funds before tax	**34,7**	29,5	**30,4**	11,1
Secondary tax on companies	**(23,7)**	(7,5)	**(22,9)**	(9,4)
Tax excluding secondary tax on companies	**11,0**	22,0	**7,5**	1,7
The charge for the year has been reduced/(increased) as a consequence of:				
Dividends received	**11,3**	14,3	**12,2**	15,3
Non-deductible expenses	**7,7**	(6,3)	**10,3**	13,0
Standard rate of South African tax	**30,0**	30,0	**30,0**	30,0

The Group has estimated tax losses attributable to shareowners' funds of R227,2 million (2001: R157,7 million) which are available for set-off against future taxable income. No provision for deferred capital gains tax has been made, for the investments in the subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2002

	Continuing operations 2002 Rm	Continuing operations 2001 Rm	Capital reduction 2002 Rm	Capital reduction 2001 Rm	Total operations 2002 Rm	Total operations 2001 Rm
27. Earnings per share[1]						
Basic headline earnings per share						
Headline earnings	**1 068,8**	1 498,9		47,0	**1 068,8**	1 545,9
Weighted average number of shares in issue (millions)	**273,0**	272,0		272,0	**273,0**	272,0
Headline earnings per share (cents)	**391,5**	551,0		17,3	**391,5**	568,3
Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of shares in issue during the year.						
Fully diluted headline earnings per share						
Headline earnings	**1 068,8**	1 498,9		47,0	**1 068,8**	1 545,9
Adjustment for convertible bond interest [2]		100,8				100,8
Fully diluted headline earnings	**1 068,8**	1 599,7		47,0	**1 068,8**	1 646,7
Weighted average number of shares in issue (millions)	**273,0**	272,0		272,0	**273,0**	272,0
Adjustments for:						
Conversion of bonds into equity [2]		24,4		24,4		24,4
Implementation of shares under option below fair value	**1,3**	1,4		1,4	**1,3**	1,4
Fully diluted weighted average number of shares in issue	**274,3**	297,8		297,8	**274,3**	297,8
Fully diluted headline earnings per share (cents)	**389,6**	537,2		15,8	**389,6**	553,0
Total earnings per share						
Total earnings	**1 098,9**	2 429,5		(172,9)	**1 098,9**	2 256,6
Weighted average number of shares in issue (millions)	**273,0**	272,0		272,0	**273,0**	272,0
Total earnings per share (cents)	**402,5**	893,1		(63,5)	**402,5**	829,6
Basic total earnings per share is calculated by dividing the total earnings by the weighted average number of shares in issue during the year.						
Fully diluted total earnings per share						
Total earnings	**1 098,9**	2 429,5		(172,9)	**1 098,9**	2 256,6
Adjustment for convertible bond interest [2]		100,8				100,8
Fully diluted headline earnings	**1 098,9**	2 530,3		(172,9)	**1 098,9**	2 357,4
Weighted average number of shares in issue (millions)	**273,0**	272,0		272,0	**273,0**	272,0
Adjustments for:						
Conversion of bonds into equity [2]		24,4		24,4		24,4
Implementation of shares under option below fair value	**1,3**	1,4		1,4	**1,3**	1,4
Fully diluted weighted average number of shares in issue	**274,3**	297,8		297,8	**274,3**	297,8
Fully diluted total earnings per share (cents)	**400,5**	849,7		(58,1)	**400,5**	791,7

(1) Investment surpluses attributable to shareowners' funds are excluded from headline earnings as these surpluses are of a capital nature. In terms of circular 7/2002 issued by the South African Institute of Chartered Accountants effective December 2002 investment surpluses included in the income statement are required to be reflected in headline earnings to the extent that these surpluses do not relate to realised gains on available-for-sale assets with a decision to take to equity as defined in AC133. Due to the fact that AC133 has not yet been implemented, Liberty's investments have not been classified as required in AC133 and consequently headline earnings have not been determined as required in the circular.

(2) The convertible bonds are anti-dilutive in 2002.

for the year ended 31 December 2002

	Group		Company	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
28. Reconciliation of total earnings to cash generated from operations				
Total earnings	**1 098,8**	2 256,6	**1 098,8**	2 256,6
Adjustments for:				
Life fund transfers	**(1 966,2)**	13 424,2	**(1 858,7)**	12 299,2
Interest received	**(2 386,6)**	(1 173,6)	**(1 949,6)**	(2 395,9)
Interest paid	**186,2**	213,0	**11,3**	28,6
Dividends received	**(1 266,8)**	(2 264,2)	**(1 212,7)**	(1 751,5)
Normal taxation paid	**273,4**	1 361,8	**290,7**	1 211,7
Secondary tax on companies paid	**95,0**	31,8	**86,1**	28,5
	(3 966,2)	13 849,6	**(3 534,1)**	11 677,2
Adjustments for non-cash items:				
Retained income of subsidiaries			**(26,4)**	1 182,0
Retained income of joint ventures	**(55,3)**	3,0	**(55,3)**	3,0
Amortisation on intangible assets	**29,0**	29,6	**19,1**	15,4
Depreciation on tangible assets	**103,5**	113,7	**90,6**	87,9
Depreciation on appurtenances	**52,4**	30,6	**42,3**	30,6
Impairment losses	**13,2**	12,0		
Amortisation on goodwill	**13,6**	15,8	**13,6**	15,8
(Profit)/Loss on disposal of fixed assets	**-**	0,5	**(0,7)**	(2,1)
Amortisation on bond issue costs	**9,3**	8,0		
Amortisation on fixed interest securities	**(273,7)**	(203,0)	**(273,7)**	(181,3)
Investment surpluses attributable to shareowners' funds	**(52,4)**	(1 102,3)	**(52,4)**	(1 102,3)
Investment surpluses/(deficits) attributable to life funds	**6 085,4**	(11 841,2)	**5 239,0**	(11 061,3)
Income attributable to minority shareowners in subsidiaries	**81,9**	42,9		
	2 040,7	959,2	**1 462,0**	664,9
Working capital changes:	**(575,7)**	(604,2)	**(305,9)**	(593,0)
Net outstanding premiums, accrued investment income and other debtors	**(316,6)**	(148,1)	**(255,2)**	(103,9)
Outstanding claims, policy-owners' benefits and other creditors	**(74,3)**	(227,3)	**26,4**	(305,1)
Tangible and intangible assets	**(184,8)**	(228,8)	**(77,1)**	(184,0)
Cash generated from operations	**1 465,0**	355,0	**1 156,1**	71,9
29. Dividends				
Dividends as per statement of changes in Group shareowners' funds	**(851,0)**	(3 608,1)	**(851,0)**	(3 608,1)
Dividends paid to minority shareowners in subsidiary	**(42,9)**	(40,1)		
	(893,9)	(3 648,2)	**(851,0)**	(3 608,1)
30. Tax paid				
Tax payable and deferred tax at beginning of year	**(535,1)**	(444,5)	**(430,5)**	(395,4)
Capital gains tax included in life fund at beginning of year	**(356,6)**		**(303,2)**	
Tax as per income statement	**(368,4)**	(1 393,6)	**(376,8)**	(1 240,2)
Tax payable and deferred tax at end of year	**370,3**	535,1	**281,4**	430,5
Capital gains tax included in life fund at end of year	**104,7**	356,6	**110,9**	303,2
	(785,1)	(946,4)	**(718,2)**	(901,9)

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm

31. Disposal of operations net of cash disposed

No operations were disposed of during 2001. On 1 January 2002, the Group disposed of Liberty Asset Management (100%), Liberty Collective Investments (100%), Lodestone Investments (50%), Silgen Financial Services (52%) and Milfin Holdings (50%). The fair value of assets and liabilities disposed of were as follows:

	2002 Rm	2001 Rm
Investments	86,3	
Tangible assets	25,2	
Debtors	63,4	
Cash and cash equivalents	389,8	
Taxation	1,1	
Creditors	(159,1)	
Amounts owing to Group companies	(243,0)	
Value of net assets	163,7	
Fair value adjustment	700,3	
Total disposal consideration	864,0	
Consideration settled by the issue of shares	(864,0)	
Disposal of shares to Standard Bank for cash	134,0	
Cash flow on disposal	134,0	
Cash and cash equivalents in subsidiary disposed	(389,8)	
	(255,8)	

32. Related party transactions

Holding company

Liberty Group Limited's immediate holding company is Liberty Holdings Limited, which, in turn, is controlled by Standard Bank Group Limited (Stanbank), the Company's ultimate holding company. Liberty Group Limited (Liberty) provides certain administrative and secretarial services to Liberty Holdings Limited for which it is reimbursed at cost.

Administration fees

During 2001 an administration fee amounting to R1,0 million has been paid by Liberty to Stanbank for services rendered.

Asset management

Liberty and Charter Life Insurance Company Limited (Charter Life) paid asset management fees to STANLIB Asset Management Limited (STANLIBAM) on assets managed by STANLIBAM on their behalf in accordance with arm's length investment mandates. STANLIBAM manage R53,6 billion (2001: R47,0 billion) of the life fund assets of Liberty and Charter Life.

Banking arrangements

The Group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank). At 31 December 2002 substantially all of the cash and cash equivalents amounting to R259,2 million (2001: R485,2 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R358,2 million at 31 December 2002 (2001: R257,4 million). These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty and Charter Life entered into a joint venture agreement with Stanbank for the sale and promotion of insurance products. New business premium income received in respect of this business in 2002 amounted to R3,2 billion (2001: R1,7 billion). In terms of the joint venture agreement Charter Life has paid a preference dividend of R81,9 million (2001: R42,9 million) to Stanbank in the current year in respect of the emergence of embedded value profits on the business.

32. Related party transactions *(continued)*

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank (refer to the currency risk component of note 2).

Property lease agreements

Certain related parties of the Group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties for the year ended 31 December 2002 amounted to R49,7 million (2001: R47,0 million)

Standard Asset Selection Fund Limited

Liberty Ermitage is the investment adviser of the fund that was launched in September 2001. The fund is Jersey-domiciled and Standard Bank Jersey Limited is the manager, administrator and custodian. Assets under management as at 31 December 2002 amounted to approximately R464,7 million (2001: R351,9 million). The fund has invested R17,2 million (2001: R24,3 million) in Liberty HBV Merger Arbitrage Fund Limited.

STANLIB

On 26 February 2002, Stanbank and Liberty announced the creation of a new wealth management entity to be owned jointly by Stanbank and Liberty, effective from 1 January 2002. STANLIB includes the merged asset management, investment marketing, linked products and unit trust operations of the two groups. Refer to the CEO's operational review on page 30 of the review booklet of the annual report.

Transactions with directors

Apart from share options granted to directors, as indicated in note 14, there were no material transactions with directors or their families during the year under review.

Treasury function

STANLIBAM performs a treasury function for Liberty and its subsidiaries in terms of a contract signed between STANLIBAM and Liberty at prevailing market rates.

33. Commitments

	Group		Company	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
Capital commitments	**450,8**	41,0	**83,0**	9,3
Under contracts	**297,2**	24,7	**60,5**	5,4
Authorised by the directors but not contracted	**153,6**	16,3	**22,5**	3,9
Operating lease commitments	**156,4**	32,2	**36,1**	20,8
Less than 5 years	**114,7**	32,2	**36,1**	20,8
5 to 10 years	**41,7**			
Total commitments	**607,2**	73,2	**119,1**	30,1

Group figures above include the Group's share of commitments of joint ventures amounting to R85,3 million (refer to note 7). The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

34. Borrowing powers

In terms of the Company's articles of association the attributable amount which the Group may borrow is unlimited (2001: R8 345,8 million). Borrowings at 31 December 2002 computed in terms of the Company's articles of association were R1 946,8 million (2001: R2 874,2 million).

- Total dividends per share for 2002 maintained at 840 cents
- Headline profit (after preference dividends) per share based on underlying continuing investments decreased by 28,9% to R1 169,5 million

Review of the past six years

	2002 Rm
Income statement - extracts	
Headline profit attributable to shareowners	577,9
Dividends on preference shares	(1,7)
Headline profit attributable to ordinary shareowners [2]	576,2
Headline profit per ordinary share (cents)	1 169,5
Dividends per ordinary share (cash equivalent) (cents)	943,0
Balance sheet - extracts	
Shareowners' funds	4 670,0
Minority interests	3 914,7
Total assets	86 263,5
Other	
Liberty Holdings Limited share price at 31 December (cents)	15 000
Total number of shares in issue at 31 December (000's)	49 300
Market capitalisation (R million)	7 394,9
Weighted average number of shares in issue (000's)	49 296

(1) Subsequent to the unbundling by Liberty Group Limited of its holding in Liberty International Holdings plc and Standard Bank Group Limited shares to shareowners

(2) Investment surpluses attributable to shareowners' funds are excluded from headline profit as these surpluses are of a capital nature

2001 Rm	2000 Rm	1999[1] Rm	1998 Rm	1997 Rm
838,6	817,0	897,8	959,4	825,5
(1,7)	(1,7)	(1,7)	(1,7)	(3,8)
836,9	815,3	896,1	957,7	821,7
1 698,0	1 655,3	1 820,0	1 948,0	1 679,1
3 849,0	795,0	1 175,0	1 220,0	978,0
4 562,5	5 274,3	5 229,8	10 570,4	10 385,7
3 784,2	4 345,3	4 093,2	23 904,6	20 243,0
89 402,3	75 966,4	69 216,9	113 589,7	101 708,4
15 500	18 000	19 040	20 580	33 500
49 286	49 286	49 240	49 236	49 007
7 639,4	8 871,5	9 375,3	10 132,8	16 417,3
49 286	49 253	49 237	49 162	48 937

Directors at 31 December 2002

Chairman

[illegible] E Cooper (62) CA(SA)
[illegible] to the board – 1999
[illegible] Standard Bank Group Limited

Executive Director

[illegible] C Andersen (54) CA(SA), CPA (Texas)
[illegible] Chief Executive and Deputy Chairman
[illegible] to the board – 1997
[illegible] service

Non-executive Director

[illegible] Maree (47) BCom, MA (Oxon)
[illegible] to the board – 1997
[illegible] Executive, Standard Bank Group Limited

Directors who resigned during 2002

[illegible] D B Band (58) BCom, CA(SA)*
[illegible] to the board – 1995

[illegible] A Plumbridge (67) MA, LLD(hc)
[illegible] to the board – 1999

[illegible] B Strauss (67) BA, MS, PhD, DEcon(hc), DSc(hc)
[illegible] to the board – 1983

Independent Non-executive Directors

D A Hawton (65) FCIS*
Appointed to the board – 1999
Executive Chairman: Kersaf Limited

W S MacFarlane (67) CA(SA), FCA*
[illegible] to the board – 1995
[illegible] of companies

M Rapp (67) CA(SA)
Appointed to the board – 1976
Director of companies

A Romanis (63) CA*#
[illegible] to the board – 1993
[illegible] of companies

M J Shaw (64) CA(SA)*
[illegible] to the board – 2002
Director of companies

*[illegible] of the Audit Committee
[illegible]

Directors at 31 December 2002 *(continued)*



Derek Cooper



Roy Andersen



Jacko Maree



Buddy Hawton



Selwyn MacFarlane



Michael Rapp



Alan Romanis



Martin Shaw

Approval of the annual financial statements

for the year ended 31 December 2002

The directors accept responsibility for the preparation, integrity and fair presentation of the Company annual financial statements, the Group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data, including minutes of all meetings of shareowners, the board of directors and committees of the board. The directors have no reason to believe that all representations made to the independent auditors during the audit are not valid and appropriate. The directors further accept responsibility for the maintenance of accounting records, which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance and risk management review on pages 18 and 19 of the review booklet of the annual report.

The directors have reviewed the 2003 budget and cash flow forecasts for the Company and the Group. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the directors consider that the Company and the Group have adequate resources to continue in operation for the foreseeable future and have continued to adopt the going concern basis in preparing the financial statements.

The Company annual financial statements and the Group annual financial statements which appear on pages 81 to 109 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

R C Andersen
Group chief executive

Johannesburg
27 February 2003

Report of the independent auditors on the annual financial statements

To the members of Liberty Holdings Limited

We have audited the Company annual financial statements and Group annual financial statements of Liberty Holdings Limited set out on pages 81 to 109 for the year ended 31 December 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
27 February 2003

Certification by the company secretary

In terms of Section 268 G(d) of the Companies Act, 1973, as amended, I certify that the Company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

J Worwood

J Worwood FCIS
Company secretary

Johannesburg
27 February 2003

Basis of preparation

The accounting policies adopted by the Company and the Group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973 and the Long-term Insurance Act, 1998. The consolidated financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value. These accounting policies are consistent with those applied at 31 December 2001.

The financial statements of Liberty Holdings incorporate both the continuing operations of its sole subsidiary, Liberty Group Limited, as well as the income attributable to the capital reduction and the 2001 results therefore are not comparable with those of 2002. Details regarding the basis of preparation and disclosures relating to Liberty Group Limited are included on pages 23 to 27 of the financial statements booklet of the annual report.

In order to reflect the performance of the underlying continuing operations of Liberty Group Limited, headline profit per ordinary share based on the underlying continuing operations of Liberty Group Limited has been calculated for 2001.

The more important accounting policies adopted by the Company and the Group are as follows:

Basis of consolidation

The Group annual financial statements consolidate the financial statements of the Company and its subsidiaries. Subsidiaries are those enterprises in which the Group has the power to govern their financial and operating policies. The results of the subsidiaries are included from the effective dates of acquisition up to the effective dates of disposal. Profits or losses on disposal of subsidiaries are included in the income statement as investment surpluses or deficits attributable to shareowners. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the Group. Inter-company transactions, balances and unrealised profits are eliminated on consolidation.

Investments in joint ventures are accounted for using equity accounting principles (refer to interests in joint ventures accounting policy).

Interests in subsidiary companies

In the Company annual financial statements interests in subsidiaries are shown at cost.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and one or more parties undertake an economic activity, involving a corporation, partnership or other entity, that is subject to joint control. Investments in joint ventures are accounted for using equity accounting principles for the duration in which the Group has the ability to exercise joint control or significant influence.

The Group's interest in joint ventures is carried in the balance sheet initially at cost and adjusted thereafter for post acquisition changes in the Group's share of net assets of the joint venture. Goodwill in respect of joint ventures is recognised separately in the balance sheet (refer to goodwill accounting policy). The accounting policies for joint ventures are consistent, in all material respects, with the policies adopted by the Group. All unrealised profits and losses are eliminated.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareowners' or policy-owners' funds as appropriate.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Non-monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the transaction date. Monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement, in the year in which the difference occurs, as investment surpluses or deficits and are shown as attributable to shareowners' or policy-owners' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the profit or loss on disposal.

Financial instruments

Recognition and measurement

All financial instrument purchases and sales are recognised using trade date accounting. Thereafter these financial instruments are measured as set out below:

Marketable securities

Marketable securities include government, municipal and utility stocks, debentures, listed shares, unit trusts and derivatives. Marketable securities are reflected at market value. Market value is calculated by reference to regulated exchange quoted ruling prices (repurchase prices for unit trusts) at the close of business on the last trading day on or before the balance sheet date. "Over the counter" options are valued at fair value using appropriate models.

Other investments

Other investments, which include mortgages, loans, deposits, money market securities and unlisted shares, are valued at fair value using appropriate models.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is disclosed separately within shareowners' equity.

Gains and losses

Gains and losses arising from a change in value or on disposal of financial instruments at fair value are included in the income statement as investment surpluses or deficits and are shown as attributable to shareowners' or policy-owners' funds as appropriate.

Properties

Investment properties

Investment properties are held to earn rentals and for capital appreciation for the benefit of shareowners or policy-owners as appropriate.

Owner-occupied properties

Owner-occupied properties are held for use in the supply of services or for administrative purposes. Owner-occupied properties attributable to policy-owners are also held to earn rentals and for capital appreciation.

Properties under development

Properties under development are properties under construction that are not yet available to earn rentals or to use in the supply of services or to use for administrative purposes. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Completed properties are reflected at a valuation based on open-market fair value at balance sheet date, which is determined annually by independent registered professional valuators and are not subject to depreciation. The open-market fair value is based on the open market net rentals for each property. For owner-occupied properties, depreciation is eliminated against the gross carrying amount of the assets. Properties under development are reflected at cost.

Gains and losses

Unrealised surpluses or deficits arising on the valuation of completed properties and realised surpluses or deficits on disposal of properties are included in the income statement as investment surpluses or deficits and are shown as attributable to policy-owners' or shareowners' funds as appropriate.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on the acquisition of a foreign entity is translated into South African Rands at dates of exchange ruling at the acquisition date. Goodwill on acquisitions that occurred prior to 1 January 2000 was written off in full against shareowners' funds in the year acquired. Goodwill on acquisitions occurring after 31 December 1999 is capitalised and amortised in the income statement on a straight-line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 7 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Other intangible assets

Computer software development costs

Generally, costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Tangible assets

Tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Profits and losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment other than of a temporary nature. An impairment loss is recognised in the income statement within management expenses whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the Company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statements as investment income. Fees are allocated between shareowners and policy-owners based upon ownership of the underlying marketable securities.

Life funds

The Group's statutory actuary in accordance with prevailing legislation and Generally Accepted Actuarial Standards in South Africa calculates the Group's liabilities under unmatured policies annually at the balance sheet date. The transfers to life funds reflected in the income statements represent the increase or decrease in actuarial liabilities, including provisions for policy-owners' bonuses, net adjustments to policy-owners' bonus stabilisation reserves, and net adjustments to margins held within the life funds. The life funds include deferred tax on unrealised capital gains in respect of policy-owner investments. Deferred tax liabilities are not discounted.

Retirement benefits

Retirement funds

The Group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The Pension Funds Act, 1956, governs the defined benefit pension scheme, now closed to new employees from 1 March 2001. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years using the projected unit credit method. Interim valuations are also performed annually at the balance sheet date. The Group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

Both employer companies and employees fund the defined contribution schemes. The Group's contributions are charged to the income statement when incurred.

Medical fund

The Group operates an unfunded post-retirement medical aid scheme for employees who joined the Group prior to 1 July 1998. Medical aid costs are included in the income statement within management expenses in the period during which the employees render services to the Group. For past service of employees the Group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis using the projected unit credit method.

Deferred tax

Provision is made for deferred tax attributable to temporary differences in the accounting and tax treatment of items in the financial statements. A deferred tax liability is recognised for all taxable temporary differences, at current rates of tax, except differences relating to goodwill not deductible for tax purposes, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the Group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred tax asset is recognised for the carry forward of unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation of uncertain timing or amount, as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred tax, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums, other than in respect of the Lifestyle series of policies and group schemes, are recognised in the income statement when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised in the income statement on a receipts basis. Premium income is shown net of reinsurance.

Investment income

Investment income for the Group comprises income from financial services activities, net rental income from properties, interest and dividends. Dividends are recognised when the right to receive payment is established. Interest and other investment income are accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of Group owner-occupied properties is eliminated on consolidation.

Claims and policy-owners benefits

Provision is made in the life funds for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance policies and renewal commissions, as well as expenses related thereto including bonuses payable, and the Company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised in the income statement when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Operating leases

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers and cash on hand but do not include deposits and money market securities held for investment, even if nearing maturity, as they will be reinvested in similar investments.

Equity compensation plan

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Holdings Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the incentive share scheme have to be paid for by the employees at the subscription prices as determined in the option contracts. The Company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no rights accruing to option holders.

Balance sheets

at 31 December 2002

		Group		Company	
	Notes	2002 Rm	2001 Rm	2002 Rm	2001 Rm
Assets					
Investments		**81 369,3**	84 984,1	**1 838,7**	1 838,8
Investment properties	1	**8 976,7**	8 561,8		
Marketable securities	2	**62 577,9**	67 795,7		
Interest in subsidiary company	3			**1 838,7**	1 838,8
Interest in joint ventures	4	**502,9**	11,1		
Other investments	5	**9 311,8**	8 615,5		
Owner-occupied properties	6	**625,1**	633,4		
Goodwill	7	**158,2**	112,9		
Other intangible assets	8	**35,6**	69,9		
Tangible assets	9	**321,7**	371,9		
Current assets		**3 753,6**	3 230,1	**6,7**	8,7
Net outstanding premiums, accrued investment income and other debtors		**3 480,0**	2 317,1	**6,6**	
Amounts due by Group companies					7,8
Cash and cash equivalents		**273,6**	913,0	**0,1**	0,9
Total assets		**86 263,5**	89 402,3	**1 845,4**	1 847,5
Capital, reserves and liabilities					
Shareowners' funds		**4 670,0**	4 562,5	**1 834,3**	1 838,7
Share capital and share premium	10	**957,8**	956,7	**957,8**	956,7
Equity component of convertible bonds	11	**56,4**	83,4		
Revaluation and other reserves		**1 612,0**	1 586,0	**388,4**	388,4
Retained profit		**2 043,8**	1 936,4	**488,1**	493,6
Minority interests		**3 914,7**	3 784,2		
Life funds	12	**73 700,3**	75 918,4		
Actuarial liabilities		**73 595,6**	75 561,8		
Deferred capital gains tax		**104,7**	356,6		
Convertible bonds	11	**1 946,8**	2 874,2		
Retirement benefit obligation	13	**143,0**	135,4		
Deferred tax	14	**120,8**	118,5		
Current liabilities		**1 767,9**	2 009,1	**11,1**	8,8
Outstanding claims, policy-owners' benefits and other creditors		**1 466,8**	1 474,1	**7,8**	8,0
Provisions	15	**51,6**	117,6		
Amounts due to Group companies				**3,3**	
Tax		**249,5**	416,6		
Shareowners for dividends			0,8		0,8
Total capital, reserves and liabilities		**86 263,5**	89 402,3	**1 845,4**	1 847,5

Income statements

for the year ended 31 December 2002

	Notes	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
Life fund operating surplus from life insurance subsidiary	16	**889,1**	1 319,7		
Revenue earnings attributable to shareowners' funds		**257,8**	262,2	**460,8**	183,6
Operating income from financial services operations	17	**391,7**	591,6		
Dividend, interest and rental income attributable to shareowners' funds	17	**398,0**	311,0	**465,6**	192,4
Management expenses	18	**(392,8)**	(527,7)	**(4,5)**	(8,7)
Tax	19	**(139,1)**	(112,7)	**(0,3)**	(0,1)
Preference dividend in subsidiary [1]		**(81,9)**	(42,9)		
Minority interests in headline profit		**(487,1)**	(700,4)		
Total headline profit		**577,9**	838,6	**460,8**	183,6
Goodwill amortisation	7	**(7,4)**	(8,6)		
Investment surpluses		**28,5**	602,7		
Investment surpluses/(deficits) attributable to shareowners in life insurance subsidiary		**52,4**	1 102,3		
Less minority interests		**(23,9)**	(499,6)		
Capital gains tax attributable to shareowners' investment surpluses	19	**(4,8)**	(78,2)		
Secondary tax on companies relating to capital reduction of subsidiary company and dividend declared	19		(202,7)		(75,1)
Total consolidated profit		**594,2**	1 151,8	**460,8**	108,5
Dividends on preference shares		**(1,7)**	(1,7)	**(1,7)**	(1,7)
Total consolidated profit attributable to ordinary shareowners		**592,5**	1 150,1	**459,1**	106,8

	2002	2001
Per share details		
Headline profit after preference dividends per ordinary share (cents) [2]	**1 169,5**	1 698,0
Total consolidated profit after preference dividend per ordinary share (cents)	**1 202,5**	2 333,5
Total dividend paid per share (cents)	**943,0**	3 849,0
Final dividend per share (cents)	**453,0**	3 462,0
Interim dividend per share (cents)	**490,0**	387,0
Total dividend declared per share (cents)	**840,0**	840,0
Interim dividend per share (cents)	**490,0**	387,0
Final dividend per share (cents) [3]	**350,0**	453,0
Weighted average number of shares in issue (000's)	**49 296,3**	49 286,0
Headline profit after preference dividend based on underlying continuing investments (Rm) [2]	**576,5**	810,9
Headline profit after preference dividend per share based on underlying continuing investments (cents) [2]	**1 169,5**	1 645,2

(1) Refer to Bancassurance component of the related party transaction note (note 24).

(2) Investment surpluses attributable to shareowners' funds are excluded from headline profit as these surpluses are of a capital nature.

(3) The final dividend has not been accounted for in the current year as it was declared after balance sheet date.

Statement of changes in Group shareowners' funds

for the year ended 31 December 2002

	Share capital Rm	Share premium Rm	Equity component of convertible bonds Rm	Revaluation and other reserves[1] Rm	Retained profit[1] Rm	Total Rm
Shareowners' funds at 1 January 2001	13,8	942,9	53,8	2 762,2	1 501,6	**5 274,3**
Shareowners' funds as previously published	13,8	942,9	53,8	978,0	1 390,1	**3 378,6**
Changes in accounting policies:						
2000 Final dividend				1 706,3		**1 706,3**
Secondary tax on companies relating to the capital reduction of subsidiary company and dividend declared				77,9	127,7	**205,6**
Provision for leave pay net of deferred tax					(16,2)	**(16,2)**
Total consolidated profit					1 151,8	**1 151,8**
Investment surpluses on shareowners' investments reflected directly in reserves				5,5		**5,5**
Investment surpluses attributable to shareowners' funds				602,7	(602,7)	**-**
Preference dividends					(1,7)	**(1,7)**
Ordinary dividends				(1 706,3)	(190,7)	**(1 897,0)**
2000 final dividend No. 63 of 3 462 cents - LDR 30 March 2001				(1 706,3)		**(1 706,3)**
2001 interim dividend No. 64 of 387 cents - LDR 24 August 2001					(190,7)	**(190,7)**
Secondary tax on companies relating to capital reduction and final dividend				(75,1)	75,1	**-**
Transfer of revaluation and other reserves				(3,0)	3,0	**-**
Translation difference relating to equity component of the convertible bonds (refer to note 11)			29,6			**29,6**
Shareowners' funds at 31 December 2001	13,8	942,9	83,4	1 586,0	1 936,4	**4 562,5**
Total consolidated profit					594,2	**594,2**
Investment surpluses on shareowners' investments reflected directly in reserves				5,5		**5,5**
Investment surpluses attributable to shareowners' funds				28,5	(28,5)	**-**
Preference dividends					(1,7)	**(1,7)**
Ordinary dividends					(464,6)	**(464,6)**
2001 final dividend No. 65 of 453 cents - LDR 20 March 2002					(223,3)	**(223,3)**
2002 interim dividend No. 66 of 490 cents - LDR 23 August 2002					(241,3)	**(241,3)**
Transfer of revaluation and other reserves				(8,0)	8,0	**-**
Translation difference relating to equity component of the convertible bonds (refer to note 11)			(27,0)			**(27,0)**
Subscription for shares (refer to note 10)		1,1				**1,1**
Shareowners' funds at 31 December 2002	**13,8**	**944,0**	**56,4**	**1 612,0**	**2 043,8**	**4 670,0**

Refer to note 3 for the treatment by Liberty Holdings of the capital reduction by Liberty Group Limited.

(1) The retained profit, revaluation and other reserves are distributable in terms of Company's articles of association and are liable for secondary tax on companies if distributed to ordinary shareowners.

Cash flow statements

for the year ended 31 December 2002

	Notes	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
Cash flows from operating activities		**3 083,1**	(780,1)	**(13,0)**	(1 787,3)
Cash receipts from customers		**16 846,1**	15 425,3		0,5
Cash paid to suppliers and employees		**(15 392,2)**	(15 076,2)	**(11,2)**	(6,3)
Cash generated from operations	20	**1 454,0**	349,1	**(11,2)**	(5,8)
Interest received		**2 268,9**	2 395,8	**0,9**	1,8
Interest paid		**(193,9)**	(213,2)		
Dividends received		**1 236,0**	1 279,0	**464,7**	190,6
Dividends paid	21	**(896,4)**	(3 569,2)	**(467,1)**	(1 898,7)
Tax paid	22	**(785,4)**	(1 021,6)	**(0,3)**	(75,2)
Cash flows from investing activities		**(3 712,2)**	(28,2)		1 787,1
Net (purchase)/disposal of investment and owner-occupied properties		**(59,9)**	41,7		
Net purchase of marketable securities		**(2 681,5)**	(465,4)		
Capital reduction by subsidiary company					1 787,1
Disposal of operations net of cash disposed	23	**(255,8)**			
Interests in joint venture companies		**(14,1)**			
Net (purchase)/disposal of other investments		**(700,9)**	395,5		
Cash flows from financing activities		**44,2**	27,4	**12,2**	1,1
Proceeds from issue of share capital		**44,2**	27,4	**1,1**	
Repayments by Group companies				**11,1**	1,1
Net (decrease)/increase in cash and cash equivalents		**(584,9)**	(780,9)	**(0,8)**	0,9
Cash and cash equivalents at beginning of year		**913,0**	1 424,3	**0,9**	
Foreign exchange movements on cash balances		**(54,5)**	269,6		
Cash and cash equivalents at end of year		**273,6**	913,0	**0,1**	0,9

Notes on the financial statements

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
1. Investment properties		
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.		
Completed properties		
Open-market value at beginning of year	**8 556,8**	8 123,9
Additions - Capitalised subsequent expenditure	**16,3**	95,6
Disposals	**(56,0)**	(141,7)
Reclassifications	**2,1**	-
Revaluations	**356,1**	478,9
Transfers (to)/from properties under development	**(3,0)**	0,1
Open-market value at end of year	**8 872,3**	8 556,8
Properties under development		
Cost at beginning of year	**5,0**	0,5
Additions	**96,4**	4,6
Acquisitions	**7,5**	-
Capitalised subsequent expenditure	**88,9**	4,6
Transfers from/(to) completed properties	**3,0**	(0,1)
Cost at end of year	**104,4**	5,0
Total investment properties	**8 976,7**	8 561,8
At the end of the year investment properties comprised the following property types:		
Office buildings	**1 488,9**	1 570,1
Shopping malls	**6 054,7**	5 804,0
Hotels	**1 045,1**	939,8
Other	**388,0**	247,9
Total investment properties	**8 976,7**	8 561,8

The investment properties were independently valued as at 31 December 2002 by Miss E.C. Jones, a valuer with CB Richard Ellis (Proprietary) Limited. Miss E.C. Jones is an associate member of the South African Council of Valuers and a member of the Royal Institute of Chartered Surveyors. At 31 December 2002 the value of unlet investment properties for the Group amounted to R70,4 million (2001: R101,6 million).

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
2. Marketable securities		
Marketable securities comprise:		
Government, municipal and utility stocks	**9 431,6**	9 502,6
Debentures	**4 257,2**	2 840,5
Listed shares	**38 481,5**	43 046,3
Unit trusts	**10 407,6**	12 406,3
Total marketable securities	**62 577,9**	67 795,7
Maturity profile of government, municipal and utility stocks and debentures:		
Due in one year or less	**177,9**	255,8
Due after one year through five years	**3 783,0**	3 171,7
Due after five years through ten years	**4 789,9**	2 996,1
Due after ten years	**4 938,0**	5 919,5
	13 688,8	12 343,1

Refer to note 2 (credit risk) of the Liberty Group Limited annual financial statements for details of scrip lending activities. The aggregate redemption values of government, municipal and utility stocks, and debentures are in excess of balance sheet values. Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.

	Company 2002 Rm	Company 2001 Rm
3. Interests in subsidiary company		
148 928 570 ordinary shares at cost, representing 54,67% (2001: 54,82%) of the total issued share capital of Liberty Group Limited at beginning of year	**1 838,8**	3 625,9
Write down of investment in subsidiary company following capital reduction		(1 787,1)
148 928 570 ordinary shares at cost representing 54,43% (2001: 54,67%) of the total issued share capital of Liberty Group Limited at end of year	**1 838,8**	1 838,8

The interest of the Company for the year in the aggregate taxed profits of its subsidiary was R598,1 million (2001: R1 233,9 million).

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
4. Interests in joint venture companies		
Shares at valuation	484,5	8,4
Amounts owing to subsidiaries	18,4	2,7
	502,9	11,1

	Amount of issued share capital 2002	Percentage of issued share capital held 2002 %	Percentage of issued share capital held 2001 %	Shares held at valuation 2002 Rm	Shares held at valuation 2001 Rm	Amount owing by/(to) joint ventures 2002 Rm	Amount owing by/(to) joint ventures 2001 Rm
Principal joint ventures - unlisted							
STANLIB Limited *[Asset and fund mangement]*	R1 000	50,0		487,4[2]		14,9	
Astute Financial Services Exchange (Proprietary) Limited *[Financial verification and technology service provider]*	R360	33,3	33,3	(2,9)	(1,9)	3,5	2,7
Lodestone Investments Limited [1] *[Life insurance]*			50,0		9,1		
Silgen Financial Services (Proprietary) Limited [1] *[Asset management and other related financial services]*			52,0		1,2		
				484,5	8,4	18,4	2,7

(1) Liberty's interest in Lodestone Investments Limited now known as STANLIB Multi-Manager Limited and Silgen Financial Services (Proprietary) Limited were sold to STANLIB Limited with effect from 1 January 2002.
(2) Includes goodwill of R291,1 million.

	Interest held in joint ventures 2002 Rm	Interest held in joint ventures 2001 Rm
Balance sheet extracts		
Non-current assets	772,2	40,3
Current assets	615,4	27,5
Long-term liabilities - Non-interest bearing	25,3	50,3
Current liabilities	565,3	3,6
Income statement extracts		
Income	282,4	3,3
Expenses	294,7	10,0
Cash flow extracts		
Cash flows from operating activities	(45,4)	(3,0)
Cash flows from investing activities	393,5	
Cash flows from financing activities	91,8	19,9
Commitments		
Capital commitments - Authorised by directors but not contracted	7,3	3,5
Operating lease commitments	78,0	-
Less than 5 years	36,3	-
5 to 10 years	41,7	-

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
5. Other investments		
Other investments comprise:		
Unlisted equities	**1 557,8**	1 086,7
Mortgages and loans	**1 985,4**	1 825,5
Deposits and money market securities	**5 263,6**	5 703,3
Insurance policies	**505,0**	
Total other investments	**9 311,8**	8 615,5
6. Owner-occupied properties		
Open-market value at beginning of year	**633,4**	646,8
Additions - Capitalised subsequent expenditure	**0,1**	-
Revaluations	**(6,3)**	(13,4)
Reclassifications	**(2,1)**	
Open-market value at end of year	**625,1**	633,4

The owner-occupied properties were independently valued as at 31 December 2002 by Miss E.C. Jones, a valuer with CB Richard Ellis (Proprietary) Limited. Miss E.C. Jones is an associate member of the South African Council of Valuers and a member of the Royal Institute of Chartered Surveyors.

The carrying amount that would have been included in the financial statements had owner-occupied properties been accounted for under the benchmark treatment as described in AC123 (cost less any accumulated depreciation and any accumulated impairment losses) is provided below. The allowed alternative method (used above) was preferred as the majority of properties are policy-owners' assets which need to be valued at market value in order to achieve matching between policy-owner assets and liabilities.

	Group 2002 Rm	Group 2001 Rm
Cost at beginning of year	**208,3**	208,3
Additions - Capitalised subsequent expenditure	**0,1**	-
Reclassifications	**(0,2)**	
Cost at end of year	**208,2**	208,3
Accumulated depreciation at beginning of year	**74,8**	63,9
Depreciation	**6,1**	4,5
Depreciation on appurtenances	**6,0**	6,4
Reclassifications	**0,2**	
Accumulated depreciation at end of year	**87,1**	74,8
Net carrying amount at end of year	**121,1**	133,5

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
7. Goodwill		
Cost at beginning of year	**135,2**	129,8
Acquisitions	**67,4**	5,4
Disposals [1]	**(15,9)**	
Cost at end of year	**186,7**	135,2
Accumulated amortisation at beginning of year	**(22,3)**	(6,5)
Amortisation	**(13,6)**	(15,8)
Goodwill amortisation per the income statement	**(7,4)**	(8,6)
Attributable to minority interests	**(6,2)**	(7,2)
Disposals [1]	**7,4**	
Accumulated amortisation at end of year	**(28,5)**	(22,3)
Net carrying amount at end of year	**158,2**	112,9

	Goodwill paid Rm	Amortisation period	Goodwill net of amortisation Rm
Goodwill comprises:			
Liberty Ermitage Jersey Limited	119,3	**10 years**	92,5
Hightree Financial Services	67,4	**10 years**	65,7
	186,7		158,2

(1) Disposal of goodwill relating to Liberty Specialised Investments (Proprietary) Limited and Simeka Financial Services (Proprietary) Limited sold to STANLIB Limited with effect from 1 January 2002.

	Group 2002 Rm	Group 2001 Rm
8. Other intangible assets		
Computer software - internally generated		
Cost at beginning of year	**134,8**	80,8
Additions	**15,9**	54,4
Disposals		(0,4)
Disposals relating to subsidiaries sold	**(17,2)**	
Cost at end of year	**133,5**	134,8
Accumulated amortisation at beginning of year	**(64,9)**	(23,3)
Amortisation (net of disposal)	**(29,0)**	(29,6)
Impairment losses recognised	**(13,2)**	(12,0)
Disposals relating to subsidiaries sold	**9,2**	
Accumulated amortisation at end of year	**(97,9)**	(64,9)
Net carrying amount at end of year	**35,6**	69,9

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
9. Tangible assets		
Cost at beginning of year	**939,1**	778,7
Additions	**91,5**	187,6
Disposals	**(38,9)**	(37,3)
Disposals relating to subsidiaries sold	**(55,9)**	
Currency revaluation	**(6,9)**	10,1
Cost at end of year	**928,9**	939,1
Accumulated depreciation at beginning of year	**(567,2)**	(468,4)
Depreciation (net of disposals)	**(83,4)**	(90,5)
Currency revaluation	**38,6**	(8,3)
Disposals relating to subsidiaries sold	**4,8**	
Accumulated depreciation at end of year	**(607,2)**	(567,2)
Net carrying amount at end of year	**321,7**	371,9

The net carrying amount of tangible assets is made up of the following classes of assets:

	Group 2002 %	Group 2001 %
Computer equipment	**53**	55
Purchased computer software	**3**	4
Fixtures, furniture and fittings	**28**	25
Office equipment and office machines	**5**	5
Motor vehicles	**4**	6
Other	**7**	5
	100	100

for the year ended 31 December 2002

	Company 2002 Rm	Company 2001 Rm
10. Share capital and share premium		
Share capital		
Authorised share capital		
75 000 000 ordinary shares of 25 cents each	**18,8**	18,8
15 000 000 cumulative preference shares of 10 cents each	**1,5**	1,5
30 000 000 redeemable cumulative preference shares of 10 cents each	**3,0**	3,0
6 000 000 convertible redeemable cumulative preference shares of 25 cents each	**1,5**	1,5
	24,8	24,8
Unissued shares under the control of the directors		
25 137 898 ordinary shares of 25 cents each	**6,3**	6,3
30 000 000 redeemable cumulative preference shares of 10 cents each	**3,0**	3,0
6 000 000 convertible redeemable cumulative preference shares of 25 cents each	**1,5**	1,5
Unissued shares reserved		
For the purpose of the Senior Executive Share Option Scheme (1988)		
562 582 (2001: 575 627) ordinary shares of 25 cents each	**0,2**	0,2
	11,0	11,0
Issued share capital		
49 299 520 (2001: 49 286 475) ordinary shares of 25 cents each	**12,3**	12,3
15 000 000 cumulative preference shares of 10 cents each	**1,5**	1,5
	13,8	13,8
Share premium		
Balance at beginning of year	**942,9**	942,9
13 045 (2001: Nil) ordinary shares issued at an average premium of R81,75 (2001: R nil) per share in terms of the Senior Executive Share Option Scheme (1988)	**1,1**	-
Balance at end of year	**944,0**	942,9
Total issued share capital and share premium	**957,8**	956,7

The 15 000 000 cumulative preference shares are not redeemable and carry dividends at the rate of 11 cents per share per annum. The preference shares confer the right, on a winding up of the Company, to receive a return of R1 per share together with any arrears in preference dividends in priority to any payment in respect of any other class of share in the capital of the Company then issued.

	Company 2002 Number of shares	Company 2001 Number of shares
Interests of directors, including their families, in share capital		
Direct interests		
Beneficial (ordinary shares of 25 cents each)		
R C Andersen	**760**	760
D D B Band (Resigned - 13 March 2002)		3 180
C B Strauss (Resigned - 13 March 2002)		108
	760	4 048

Non-beneficial (ordinary shares of 25 cents each)

No director, including their families, held any non-beneficial direct interests.

for the year ended 31 December 2002

10. Share capital and share premium *(continued)*

Interests of directors, including their families, in share capital *(continued)*

Indirect interests

By virtue of either directorships in or material shareholdings held directly or indirectly by Standard Bank Group Limited 100% (2001: 100%), in the issued ordinary share capital of Liblife Controlling Corporation (Proprietary) Limited and by virtue of Liblife Controlling Corporation (Proprietary) Limited owning 54,7% (2001: 54,7%) of the issued ordinary share capital of Liberty Holdings Limited, Messrs R C Andersen, D E Cooper, D A Hawton and J H Maree (2001: Messrs R C Andersen, D E Cooper, D D B Band, D A Hawton, J H Maree, M Rapp, A Romanis and Dr C B Strauss), all being directors of the Company and Liblife Controlling Corporation (Proprietary) Limited and/or Standard Bank Group Limited, had in aggregate an indirect beneficial and non-beneficial interest in 26 963 700 (2001: 26 963 700) ordinary shares in Liberty Holdings Limited at 31 December 2002.

Shares under option

The Company operates the Liberty Holdings Senior Executive Share Option Scheme (1988). Movements in shares under option are detailed below :

Date granted	Price payable per share	Expiry date	Shares under option at beginning of year	Options implemented during year	Shares under option at end of year	Options exercised at end of year	Directors' options outstanding at end of year
1 June 1994	R64,62	31 March 2002	5 000	5 000	-		
5 July 1995	R84,62	31 March 2002	1 250	1 250	-		
11 September 1998	R61,62	31 March 2006	12 500		**12 500**	**12 500**	
2 August 1999	R88,62	31 March 2006	13 027	2 102	**10 925**	**10 925**	**6 723**
28 September 1999	R96,85	31 March 2006	49 085	4 693	**44 392**	**44 392**	**35 010**
3 April 2001	R135,00	31 March 2006	18 060		**18 060**	**18 060**	**9 321**
			98 922	13 045	**85 877**	**85 877**	**51 054**
Market value of shares under option (Rm)			15,3		**12,9**		

The subscription prices for options granted in previous years were adjusted for the unbundlings by the Liberty Group of its investments in Liberty International PLC and Standard Bank Group Limited by R63,90 and R71,33, respectively, and for the Liberty Group Limited capital reduction by R30,15.

Executive directors' interests in shares under option

Director	Average price payable per share	Expiry date	Shares under option at beginning and end of year
R C Andersen			
Prior years	R102,73	31 March 2006	51 054

10. Share capital and share premium *(continued)*

Ordinary share analysis

Year	Price per share at 31 December (cents)	High for year (cents)	Low for year (cents)	Holdings	Number of shareowners	%	Number of shares	% of issued shares
1999	19 040 [1]	19 040	9 600	1 - 5 000	7 020	96,1	2 562 094	5,2
2000	18 000	21 500	13 500	5 001 - 10 000	128	1,8	915 780	1,8
2001	15 500	16 500 [2]	12 600 [2]	10 001 - 50 000	104	1,4	2 106 741	4,3
2002	15 000	18 380	14 000	50 001 - 100 000	20	0,3	1 371 882	2,8
				100 001 - and over	33	0,4	42 343 023	85,9
					7 305	100,0	49 299 520	100,0

(1) Calculated excluding interests in Liberty International PLC and Standard Bank Group Limited which were unbundled during 1999.
(2) Pre 31 March 2001 prices adjusted for Liberty Group Limited's 4 April 2001 capital reduction.

Volume of shares traded (000's) 3 591 (2001: 15 166)
Volume traded to weighted average number of shares in issue 7,3% (2001: 30,8%)

Non-public/public shareowners				
Non-public shareowners	11	0,1	29 608 763	60,1
Directors and directors' associates	8	0,1	39 157	0,1
Liberty Holdings' own holdings	2	-	2 605 906	5,3
LibLife Controlling Corporation Limited	1	-	26 963 700	54,7
Public shareowners	7 294	99,9	19 690 757	39,9
	7 305	100,0	49 299 520	100,0

Distribution of shareowners				
Banks	40	0,6	29 311 645	59,5
Pension and Provident Funds	153	2,1	8 182 279	16,6
Insurance Companies	47	0,6	5 387 816	10,9
Individuals	5 685	77,8	2 304 392	4,7
Growth Funds and Unit Trusts	72	1,0	1 395 264	2,8
Nominee Companies and Trusts	938	12,8	1 240 548	2,5
Investment Companies	52	0,7	838 980	1,7
Private Companies	194	2,7	458 717	1,0
Other Corporate Bodies	54	0,7	126 024	0,3
Close Corporations	33	0,5	20 735	-
Trustee of a Trust	30	0,4	17 309	-
Limited Companies	7	0,1	15 811	-
	7 305	100,0	49 299 520	100,0

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm
11. Convertible bonds		
6,5% Liblife International B.V. 2004		
Nominal value (US$ 239,5 million (2001: US$251,6 million))	**2 060,5**	3 052,7
Unamortised bond issue costs	**(10,7)**	(25,9)
Total convertible bonds	**2 049,8**	3 026,8
Liability component	**1 946,8**	2 874,2
Equity component	**103,0**	152,6
Shareowners' portion	**56,4**	83,4
Attributable to minority interests	**46,6**	69,2
Total convertible bonds	**2 049,8**	3 026,8

Convertible bonds comprise:

US$239,5 million (R2,1 billion) (2001: US$251,6 million (R3,0 billion)) 6,5% convertible bonds issued by Liblife International B.V. in July 1994. The bonds are convertible by the holders into ordinary shares of Liberty Group Limited on the basis of 484 shares for every US$5 000 of bonds, which is equivalent to US$10,33 per Liberty Group Limited ordinary share. Unless previously purchased and cancelled, or converted, the bonds will be redeemed on 30 September 2004.

12. Life funds

	2002 Rm	2001 Rm
Actuarial liabilities	**73 595,6**	75 561,8
Balance at beginning of year	**75 561,8**	62 137,6
Transfers (to)/from income statement	**(1 966,2)**	13 424,2
Deferred capital gains tax [1]	**104,7**	356,6
Balance at end of year	**73 700,3**	75 918,4

(1) Refer to notes 14 and 19.

for the year ended 31 December 2002

	Group			
	Defined benefit pension fund		Post-retirement medical aid	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
13. Retirement benefit obligation				
The fully funded defined benefit pension fund is final salary defined. The assets of the fund are held in an independent trustee administered fund. The latest full actuarial valuation was performed on 31 December 2002.				
Change in defined benefit funded obligation				
Present value of funded obligation at beginning of year	**405,6**	833,9		
Service cost benefits earned during the year	**21,9**	8,2		
Interest cost on projected benefit obligation	**58,0**	62,0		
Actuarial loss	**5,2**	2,6		
Benefits paid	**(4,6)**	(6,1)		
Transfer to defined contribution provident fund		(495,0)		
Transfer to STANLIB Group	**(14,3)**			
Present value of funded obligation at end of year	**471,8**	405,6		
Change in plan assets				
Fair value of plan assets at beginning of year	**894,2**	1 044,1		
Adjustments	**-**	216,6		
Expected return on plan assets	**111,7**	110,5		
Actuarial (loss)/profit	**(186,6)**	131,0		
Employer contribution	**9,4**	16,8		
Benefits paid	**(4,6)**	(6,1)		
Transfer to defined contribution provident fund		(618,7)		
Transfer to STANLIB Group	**(24,3)**			
Fair value of plan assets at end of year	**799,8**	894,2		
Fund excess	**328,0**	488,6		
Excess not recognised [1]	**328,0**	488,6		
Change in unfunded obligation				
Present value of funded obligation at beginning of year			**135,4**	114,4
Service cost benefits earned during the year			**5,7**	8,7
Interest cost on projected benefit obligation			**18,5**	16,2
Actuarial profit			**(10,6)**	(3,9)
Transfer to STANLIB Group			**(6,0)**	
Present value of funded obligation			**143,0**	135,4
Net liability recognised in balance sheet			**143,0**	135,4
Analysis of the retirement benefit obligation movement				
Service cost	**21,9**	8,2	**5,7**	8,7
Interest cost	**58,0**	62,0	**18,5**	16,2
Expected return on plan assets	**(111,7)**	(110,5)		
Net actuarial loss/(profit) recognised in year	**191,8**	(128,4)	**(10,6)**	(3,9)
Employer contribution	**(9,4)**	(16,8)		
Transfer to STANLIB Group	**10,0**		**(6,0)**	
Transfer to defined contribution provident fund		123,7		
Adjustments	**-**	(216,6)		
	160,6	(278,4)	**7,6**	21,0

(1) No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the registrar of pension funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.

for the year ended 31 December 2002

	Group			
	Defined benefit pension fund		Post-retirement medical aid	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
13. Retirement benefit obligation *(continued)*				
The valuation was based on the following principle actuarial assumptions				
Anticipated after-tax returns on investments	**13%**	13%	**13%**	13%
Discount rate	**13%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**10%**	10%		
Medical cost trend rate			**11%**	11%
Retirement age: - executives	**63**	63	**63**	63
- others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
Anglo American plc	**45,3**	54,9		
Investment in employer and holding companies				
Standard Bank Group Limited	**21,9**	23,2		
Liberty Holdings Limited	**11,2**	11,1		
	33,1	34,3		

14. Deferred tax

	Normal tax		Capital gains tax		Total	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
Group						
(Liability)/asset at beginning of year	**(5,5)**	63,3	**(113,0)**		**(118,5)**	63,3
Net temporary differences	**(18,5)**	(68,8)	**16,2**	(113,0)	**(2,3)**	(181,8)
Net prepaid commission accruals	**(10,1)**	18,9			**(10,1)**	18,9
Unrealised gains on shareowners' investments			**16,2**	(113,0)	**16,2**	(113,0)
Unrealised gains on policy-owners' investments						
Depreciation	**(0,1)**	-			**(0,1)**	-
Leave pay provisions	**(3,0)**	0,8			**(3,0)**	0,8
Assessed loss	**(5,3)**	(88,5)			**(5,3)**	(88,5)
Liability at end of year	**(24,0)**	(5,5)	**(96,8)**	(113,0)	**(120,8)**	(118,5)
Deferred tax comprises:						
Deferred tax assets/(liabilities)	**(24,0)**	(13,8)	**(201,5)**	(469,6)	**(225,5)**	(483,4)
Net prepaid commission accruals	**(20,3)**	(10,2)			**(20,3)**	(10,2)
Depreciation	**(3,7)**	(3,6)			**(3,7)**	(3,6)
Unrealised gains on shareowner investments			**(96,8)**	(113,0)	**(96,8)**	(113,0)
Unrealised gains on policy-owner investments			**(104,7)**	(356,6)	**(104,7)**	(356,6)
Deferred tax liability included in the life fund			**104,7**	356,6	**104,7**	356,6
Deferred tax asset		8,3				8,3
Leave pay provisions		3,0				3,0
Assessed loss		5,3				5,3
Liability at end of year	**(24,0)**	(5,5)	**(96,8)**	(113,0)	**(120,8)**	(118,5)

No provision for deferred capital gains tax has been made for investment in subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2002

	Property		Leave pay		Incentive scheme		Retention bonuses		Total	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
15. Provisions										
Group										
At beginning of year	**3,4**	20,6	**36,0**	32,4	**46,0**	33,8	**32,2**	21,7	**117,6**	108,5
Provisions relating to subsidiaries sold			**(4,2)**		**(25,3)**		**(12,2)**		**(41,7)**	
Additional provisions	**2,4**	3,4	**42,4**	48,7	**27,0**	48,8		11,0	**71,8**	111,9
Utilised during the year	**(3,4)**	(20,6)	**(44,6)**	(45,1)	**(28,1)**	(36,6)	**(20,0)**	(0,5)	**(96,1)**	(102,8)
At end of year	**2,4**	3,4	**29,6**	36,0	**19,6**	46,0	**-**	32,2	**51,6**	117,6

Property

Provisions raised for capital expenditure on properties under development and completed properties which are undergoing refurbishments.

Leave pay

In terms of the Group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it or forfeited if not taken. Discretionary leave can be sold back to the Company while compulsory leave cannot be sold back to the Company.

Incentive scheme

In terms of the Group policy, selected employees at the discretion of directors receive an incentive bonus. The incentive bonus is related to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

On 25 April 2000 certain key employees of the Group were granted retention bonuses payable if they remained in service until 31 December 2001. No such retention bonuses were granted in 2001 or 2002.

	Group	
	2002 Rm	2001 Rm
16. Life fund operating surplus from life insurance subsidiary		
Net premium income	**16 415,1**	14 122,2
Dividend, interest and net rental income attributable to life funds [1]	**3 589,8**	3 300,3
Investment surpluses attributable to life funds	**(6 085,4)**	11 841,2
Claims and policyholders' benefits	**(11 913,8)**	(11 191,6)
Commissions	**(1 559,4)**	(1 229,2)
Management expenses	**(1 302,6)**	(1 193,8)
Tax	**(220,8)**	(905,2)
Life fund transfers	**1 966,2**	(13 424,2)
	889,1	1 319,7

for the year ended 31 December 2002

		Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
17. Investment income net of interest paid					
Dividend, interest and net rental income		**3 987,8**	3 611,3	**465,6**	192,4
Attributable to life funds (refer to note 16)		**3 589,8**	3 300,3		
Attributable to shareholders' funds		**398,0**	311,0	**465,6**	192,4
Operating income from financial services operations		**391,7**	591,6		
Investment income net of interest paid		**4 379,5**	4 202,9	**465,6**	192,4
Comprising:					
Income from subsidiaries				**464,7**	190,6
Income/(loss) from joint ventures		**55,3**	(3,0)		
Dividends received		**1 122,3**	1 051,2		
Listed shares		**1 035,1**	999,6		
Unlisted shares		**87,2**	51,6		
Income on unit trusts		**338,6**	244,8		
Interest received		**2 193,4**	2 143,6	**0,9**	1,8
Net rental income [(1)]		**650,8**	571,2		
Rental income		**1 021,4**	883,0		
Direct operating expenses	- let properties	**(333,2)**	(266,9)		
	- unlet properties	**(12,0)**	(12,4)		
	- owner-occupied properties	**(25,4)**	(32,5)		
Management fees		**213,5**	409,6		
Scrip lending fees		**6,2**	8,1		
Sundry expense		**(14,4)**	(9,6)		
Investment income		**4 565,7**	4 415,9	**465,6**	192,4
Interest paid		**(186,2)**	(213,0)		
Investment income net of interest paid		**4 379,5**	4 202,9	**465,6**	192,4

(1) Notional rent relating to owner-occupied properties of R78,4 million (2001: R74,6 million) has been eliminated

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
18. Management expenses				
Management expenses include the following:				
Administration fees		1,3		0,3
Amortisation - intangible assets	**29,0**	29,6		
Auditors' remuneration	**9,3**	11,0		
Audit fees - Current year	**6,7**	6,7		
- Prior year	**0,3**	1,3		
Other services	**2,3**	3,0		
Consultancy fees	**33,4**	47,3		
Actuarial	**0,7**	0,2		
Other	**32,7**	47,1		
Defined benefit pension fund contributions	**9,4**	16,8		
Defined contribution provident fund contributions	**52,1**	43,7		
Depreciation	**103,5**	113,7		
Furniture and fittings	**14,7**	12,0		
Computer equipment	**74,7**	85,6		
Other	**14,1**	16,1		
Impairment losses	13,2	12,0		
Loss/(profit) on disposal of tangible assets		0,5		
Operating lease charges	**30,2**	17,4		
Other related South African taxes	**222,7**	186,5		2,8
Financial services levy	**8,0**	5,8		
Non-recoverable value added tax	**160,1**	127,6		
Regional services council levies	**17,8**	20,6		2,8
Stamp duty	**36,8**	32,5		

	Company 2002 R'000	Company 2001 R'000
Directors' emoluments		
Non-executive directors		
Fees	**228**	210
Executive directors [(1)]		
Total emoluments	**5 213**	8 420
Basic salaries	**2 365**	2 135
Bonuses and performance related payments	**2 000**	2 500
Retirement and medical benefits	**572**	524
Other incentives and benefits	**276**	261
	5 213	5 420
Retention bonuses		3 000
Paid by subsidiaries	**(5 381)**	(8 630)
Emoluments paid by the Company	**60**	-
Aggregate months paid	**12**	12
Total emoluments paid by the Company	**60**	-
Total emoluments paid by subsidiaries	**5 381**	8 630
Total directors' emoluments	**5 441**	8 630

No executive directors hold service contracts.

(1) Refer to note 10 for details of share option schemes.

for the year ended 31 December 2002

	Company 2002 R'000	Company 2001 R'000
Directors' emoluments (continued)		
Fees paid to the chairman – D E Cooper [1]	**60**	
Fees paid to non-executive directors were as follows [1]:		
D D B Band (Resigned - 13 March 2002)	**9**	30
D A Hawton	**30**	30
W S MacFarlane	**30**	30
R A Plumbridge (Resigned - 13 March 2002)	**9**	30
M Rapp	**30**	30
A Romanis	**30**	30
M J Shaw (Appointed - 13 March 2002)	**21**	
C B Strauss (Resigned - 13 March 2002)	**9**	30
	228	210

(1) No fees were paid to Messrs. D E Cooper and J H Maree in 2001 as these were incorporated in an administration fee paid to Stanbank (refer to note 24).

	Basic salaries R'000	Bonuses and performance related payments[1] R'000	Retirement and medical benefits R'000	Other R'000	Subtotal R'000	Retention bonuses[2] R'000	Total emoluments R'000
Executive director's total emoluments comprise:							
2002							
Paid by subsidiaries							
Current director							
R C Andersen	**2 365**	**2 000**	**572**	**276**	**5 213**		**5 213**
2001							
Paid by subsidiaries							
Current director							
R C Andersen	2 135	2 500	524	261	5 420	3 000	8 420

(1) Bonus and performance related payments for the 2002 (2001) year payable in 2003 (paid during 2002).
(2) On 25 April 2000 certain key executives of the Group were offered retention bonuses if they remained in service until 31 December 2001 payable in 2002.

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
19. Tax				
Tax attributable to life insurance operations (refer to note 16)	**220,8**	905,2		
Normal tax	**288,8**	358,4		
Current capital gains tax	**27,9**	21,2		
Deferred capital gains tax	**(251,8)**	356,6		
Retirement fund tax	**155,9**	169,0		
Tax attributable to shareowners' funds	**139,1**	112,7	**0,3**	0,1
Total tax included in headline earnings	**359,9**	1 017,9	**0,3**	0,1
Capital gains tax attributable to shareowners' investment surpluses/deficits recognised in the income statement	**4,8**	78,2		
Attributable to Group and Company	**8,8**	143,0		
Attributable to minorities	**(4,0)**	(64,8)		
Secondary tax on companies relating to capital reduction		202,7		75,1
Attributable to Group and Company		307,9		75,1
Attributable to minorities		(105,2)		
Total Tax	**364,7**	1 298,8	**0,3**	75,2
Comprising:				
South African normal tax	**329,4**	437,5	**-**	0,1
Current year tax	**404,5**	448,4	**-**	0,1
Prior years' tax	**(86,0)**	(77,2)		
Deferred tax	**10,9**	66,3		
South African capital gains tax	**(219,1)**	456,0		
Current year tax	**40,7**	47,2		
Deferred tax	**(259,8)**	408,8		
Other related South African taxes	**251,2**	200,8	**0,3**	
Retirement fund tax	**155,9**	169,0		
Secondary tax on companies	**95,3**	31,8	**0,3**	
Foreign tax - current year normal tax	**3,2**	1,8		
Secondary tax on companies relating to capital reduction of subsidiary		202,7		75,1
Total tax	**364,7**	1 298,8	**0,3**	75,2

The tax in the holding company is low as its principal source of income is dividends which are not taxable. No provision for deferred capital gains tax has been made, for the investment in the subsidiary, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

The Group has estimated tax losses attributable to shareowners' funds of R227,2 million (2001: R157,7 million) which are available for set-off against future taxable income.

for the year ended 31 December 2002

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
20. Reconciliation of total earnings to cash generated from operations				
Total consolidated profit	**594,2**	1 151,8	**460,8**	108,5
Adjustments for:				
Life fund transfers	**(1 966,2)**	13 424,2		
Interest received	**(2 387,5)**	(2 266,0)	**(0,9)**	(1,8)
Interest paid	**186,2**	213,0		
Dividends received	**(1 266,8)**	(1 173,6)	**(464,7)**	(190,6)
Normal taxation paid	**273,4**	1 437,0		75,2
Secondary tax on companies paid	**95,3**	31,8	**0,3**	
	(4 471,4)	12 818,2	**(4,5)**	(8,7)
Adjustments for non-cash items:				
Retained income of subsidiaries	**-**			
Retained income of joint ventures	**(55,3)**	3,0		
Amortisation on intangible assets	**29,0**	29,6		
Depreciation of tangible assets	**103,5**	113,7		
Depreciation of appurtenances	**52,4**	30,6		
Impaired losses	**13,2**	12,0		
Amortisation on goodwill	**7,4**	8,6		
Loss on disposal of fixed assets	**-**	0,5		
Amortisation on bond issue costs	**9,3**	8,0		
Amortisation on fixed interest securities	**(273,7)**	(203,0)		
Investment surpluses attributable to shareowners	**(28,5)**	(602,7)		
Investment surpluses attributable to life funds	**6 085,4**	(11 841,2)		
Income attributable to minority shareowners in subsidiaries	**564,8**	573,3		
	2 036,1	950,6	**(4,5)**	(8,7)
Working capital changes:	**(582,1)**	(601,5)	**(6,7)**	2,9
Net outstanding premiums, accrued investment income and other debtors	**(323,1)**	(147,7)	**(6,7)**	0,5
Outstanding claims, policy-owners' benefits and other creditors	**(74,2)**	(225,0)		2,4
Tangible and intangible assets	**(184,8)**	(228,8)		
Cash generated from operations	**1 454,0**	349,1	**(11,2)**	(5,8)
21. Dividends paid				
Dividends payable at beginning of the year	**(0,8)**	(0,8)	**(0,8)**	(0,8)
Dividends as per statement of changes in Group shareowners' funds	**(466,3)**	(1 898,7)	**(466,3)**	(1 898,7)
Dividends paid to minority shareowners in subsidiary	**(429,3)**	(1 670,5)		
Dividends payable at end of year		0,8		0,8
	(896,4)	(3 569,2)	**(467,1)**	(1 898,7)
22. Tax paid				
Tax payable and deferred tax at beginning of year	**(535,1)**	(444,5)		
Capital gains tax included in life fund at beginning of year	**(356,6)**			
Tax attributable to Group and Company	**(368,7)**	(1 468,8)	**(0,3)**	(75,2)
Tax as per income statement	**(364,7)**	(1 298,8)	**(0,3)**	(75,2)
Attributable to minorities	**(4,0)**	(170,0)		
Tax payable and deferred tax at end of year	**370,3**	535,1		
Capital gains tax included in life fund at end of year	**104,7**	356,6		
	(785,4)	(1 021,6)	**(0,3)**	(75,2)

for the year ended 31 December 2002

	Group 2002 Rm	2001 Rm
23. Disposal of operations net of cash disposed		

No operations were disposed of during 2001. On 1 January 2002, the Group disposed of Liberty Asset Management (100%), Liberty Collective Investments (100%), Lodestone Investments (50%), Silgen Financial Services (52%) and Milfin Holdings (50%). The fair value of assets and liabilities disposed of were as follows:

	2002 Rm	2001 Rm
Investments	86,3	
Tangible assets	25,2	
Debtors	63,4	
Cash and cash equivalents	389,8	
Taxation	1,1	
Creditors	(159,1)	
Amounts owing to Group companies	(243,0)	
Value of net assets	163,7	
Fair value adjustment	700,3	
Total disposal consideration	864,0	
Consideration settled by the issue of shares	(864,0)	
Disposal of shares to Standard Bank for cash	134,0	
Cash flow on disposal	134,0	
Cash and cash equivalents in subsidiary disposed	(389,8)	
	(255,8)	

24. Related party transactions

Holding company

Standard Bank Group Limited (Stanbank) is the Company's ultimate holding company.

Administration fees

During 2001 an administration fee amounting to R1,3 million has been paid by the Group to Stanbank for services rendered.

Asset management

Liberty Group Limited (Liberty) and Charter Life Insurance Company Limited (Charter Life) paid asset management fees to STANLIB Asset Management Limited (STANLIBAM) on assets managed by STANLIBAM on their behalf in accordance with arm's length investment mandates. STANLIBAM manage R53,6 billion (2001: R47,0 billion) of the life fund assets of Liberty and Charter Life.

Banking arrangements

The Group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank). At 31 December 2002 substantially all of the cash and cash equivalents amounting to R259,2 million (2001: R485,2 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R358,2 million at 31 December 2002 (2001: R257,4 million). These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty and Charter Life entered into a joint venture agreement with Stanbank for the sale and promotion of insurance products. New business premium income received in respect of this business in 2002 amounted to R3,2 billion (2001: R1,7 billion). In terms of the joint venture agreement Charter Life has paid a preference dividend of R81,9 million (2001: R42,9 million) to Stanbank in the current year in respect of the emergence of embedded value profits on the business.

for the year ended 31 December 2002

24. Related party transactions *(continued)*

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank. At 31 December 2002 Liberty Ermitage, had entered into forward cover contracts amounting to R103,3 million (2001: R363,6 million). The cover was obtained at an average rate of 1,5003 US dollars (2001: 1,4450 US dollars) to the British pound maturing between 6 February 2003 and 26 November 2003 (2001: between 31 January 2002 and 6 August 2002).

Property lease agreements

Certain related parties of the Group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties for the year ended 31 December 2002 amounted to R49,7 million (2001: R47,0 million).

Standard Asset Selection Fund Limited

Liberty Ermitage is the investment adviser of the fund that was launched in September 2001. The fund is Jersey-domiciled and Standard Bank Jersey Limited is the manager, administrator and custodian. Assets under management as at 31 December 2002 amounted to approximately R464,7 million (2001: R351,9 million). The fund has invested R17,2 million (2001: R24,3 million) in Liberty HBV Merger Arbitrage Fund Limited.

STANLIB

On 26 February 2002, Stanbank and Liberty announced the creation of a new wealth management entity to be owned jointly by Stanbank and Liberty, effective from 1 January 2002. STANLIB includes the merged asset management, investment marketing, linked products and unit trust operations of the two groups. Refer to the CEO's operational review on page 30 of the review booklet of the annual report.

Transactions with directors

Apart from share options granted to directors, as indicated in note 10, there were no material transactions with directors or their families during the year under review.

Treasury function

STANLIBAM performs a treasury function for Liberty and its subsidiaries in terms of a contract signed between STANLIBAM and Liberty at prevailing market rates.

	Group	
	2002 Rm	2001 Rm
25. Commitments		
Capital commitments	**450,8**	41,0
Under contracts	**297,2**	24,7
Authorised by the directors but not contracted	**153,6**	16,3
Operating lease commitments	**156,4**	32,2
Less than 5 years	**114,7**	32,2
5 to 10 years	**41,7**	
	607,2	73,2

Group figures above include the Group's share of commitments of joint ventures amounting to R85,3 million (refer to note 4). The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

26. Borrowing powers

In terms of the Company's articles of association the attributable amount which the Group may borrow is R4 673,3 million (2001: R4 562,5 million). Borrowings at 31 December 2002 computed in terms of the Company's articles of association were R1 946,8 million (2001: R2 874,2 million).

Glossary of terms

Capital adequacy cover

The capital adequacy cover is the ratio of shareholders' funds to the capital adequacy requirement.

Market related business

Policies under which benefits are determined by reference to the market performance of certain specified categories of investments selected by policyholders.

Non-profit business

Policies which do not participate in surplus with the benefit expressed as a fixed sum at the end of the term or earlier death, or as an annuity of predetermined amount.

Reversionary bonus business

Policies participating in surplus in the form of bonuses payable together with the sum insured at the end of the term or earlier death.

Smooth bonus business

Policies participating in surplus on a basis where the full effect of exceptionally good or bad performance is not reflected immediately in bonuses declared, but is smoothed over time.

Embedded value

A determination of the economic value of a life insurance company excluding any value which may be attributed to future new business.

Embedded value profits

The embedded value profits are the increase in the embedded value over the year increased by any dividends declared and capital reductions during the year and decreased by any capital raised during the year.

Return on embedded value (ROEV)

ROEV is the ratio of embedded value profits to the embedded value at the beginning of the year.

Value of life business in force

The discounted value of the projected stream of future after-tax profits for existing business in force at the valuation date.

Value of new business written

The present value, at the time of sale, of the projected stream of after-tax profits from that business.

Revenue earnings attributable to shareholders' funds

Earnings excluding goodwill amortisation, secondary tax on companies relating to capital reduction, preference dividend in subsidiary and realised and unrealised surpluses or deficits arising on the investment of shareholders' funds.

Management expense ratio

Expresses management expenses of life insurance operations as a percentage of net premium income.

Development costs

Marketing costs of the company, including the development and training of head office and field staff.

Employee costs

Costs associated with the employment of staff.

Office costs

Costs associated with the accommodation and maintenance of offices as well as administrative and corporate overheads.

New business costs

Costs incurred in marketing, selling and establishing records for new policy contracts.

New business index

The new business index is an internationally accepted measure which is calculated as the sum of new business annualised recurring premiums plus 10% of new single premiums for the year.

Keepwell arrangement

An arrangement entered into providing ringfenced guarantees to the Liblife International B.V. bondholders by a subsidiary company of Liberty Group Limited.

Notice to members

LIBERTY GROUP LIMITED

Notice is hereby given that the forty-fifth annual general meeting of members will be held on Wednesday, 16 April 2003 at 08:30 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2002.
2. To approve the remuneration of the Chairman of the Board of R825 000 for the year ending 31 December 2003.
3. To approve the remuneration of Non-executive Directors of R50 000 per Non-executive Director for the year ending 31 December 2003.
4. To approve the remuneration of the Chairman of the Audit and Actuarial Committee of R75 000 for the year ending 31 December 2003.
5. To approve the remuneration of the Members of the Audit and Actuarial Committee of R40 000 per member for the year ending 31 December 2003.
6. To approve the remuneration of the Chairman of the Risk Committee of R50 000 for the year ending 31 December 2003.
7. To approve the remuneration of the Members of the Risk Committee of R25 000 per member for the year ending 31 December 2003.
8. To approve the remuneration of the Chairman of the Remuneration Committee of R40 000 for the year ending 31 December 2003.
9. To approve the remuneration of the Members of the Remuneration Committee of R25 000 per member for the year ending 31 December 2003.
10. To elect directors in place of Messrs J H Maree, M Rapp and A Romanis who retire in accordance with the Company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 118.
11. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

    "That the Liberty Group Limited Share Incentive Scheme be and is hereby amended by the deletion of the existing definition of an employee and the substitution therefor of the following new definition:

    '1.5 "employee" Anyone (including a director holding salaried employment or an office in the company) employed on a full-time basis by the company or any of its subsidiaries or STANLIB Limited and its subsidiaries and for the purposes of the Incentive Scheme this shall include a family trust;' ."

12. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

    "That all the unissued ordinary shares of the Company be placed under the control of the directors of the Company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the requirements of the JSE Securities Exchange South Africa, to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so."

13. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 3:

"That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 2, and the requirements of the JSE Securities Exchange South Africa, the directors be given the specific authority to issue ordinary shares of 10 cents each for cash as and when suitable situations arise, subject to the following limitations:

(a) that this authority shall not extend beyond 15 (fifteen) months from the date of this general meeting;

(b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;

(c) that issues in the aggregate in any one year will not exceed 15% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

(d) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined."

The approval of a 75% majority of the votes cast by shareowners present or represented by proxy at this meeting is required for this ordinary resolution number 3 to become effective.

14. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

"That the directors be authorised to facilitate, inter alia, the acquisition by the Company, or a subsidiary of the Company, from time to time of the issued shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("the JSE") ("the Listing Requirements") and the provisions of the Long-term Insurance Act, 1998 (Act 52 of 1998), which general approval shall endure until the following annual general meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

(i) the repurchase of securities is implemented on the JSE "open market";

(ii) the Company is authorised thereto by its articles of association;

(iii) the Company is authorised by shareowners in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of the resolution;

(iv) the repurchase should not in aggregate in any one financial year exceed 10% of the Company's issued share capital, provided that any general repurchase may not exceed 10% of the Company's issued share capital in any one financial year;

(v) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(vi) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the Company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the Company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the Company will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the Company, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company;
3. the issued share capital of the Company will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the Company and its subsidiaries will be sufficient for the Liberty Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

REASON AND EFFECT

The reason for and effect of special resolution number 1 is to grant the Company a general authority in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, to facilitate the acquisition of the Company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the Company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the Company's shares, should it be in the interest of the Company to do so at any time while the general authority is in force.

By order of the board

J Worwood

J Worwood FCIS
Group secretary

Johannesburg 27 February 2003

LIBERTY HOLDINGS LIMITED

Notice is hereby given that the thirty-fourth annual general meeting of members will be held on Wednesday, 16 April 2003 at 09:15 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2002.
2. To approve the remuneration of the Chairman of the Board of R66 000 for the year ending 31 December 2003.
3. To approve the remuneration of Non-executive Directors of R30 000 per Non-executive Director for the year ending 31 December 2003.
4. To elect directors in place of Messrs D A Hawton, M Rapp and A Romanis who retire in accordance with the Company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 118.
5. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

   "That all the unissued ordinary shares, the unissued redeemable cumulative preference shares and the unissued convertible redeemable cumulative preference shares of the Company be placed under the control of the directors of the Company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the requirements of the JSE Securities Exchange South Africa, to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so."

6. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

   "That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 1, and the requirements of the JSE Securities Exchange South Africa, the directors be given the specific authority to issue ordinary shares of 25 cents each for cash as and when suitable situations arise, subject to the following limitations:

   (a) that this authority shall not extend beyond 15 (fifteen) months from the date of this general meeting;

   (b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;

   (c) that issues in the aggregate in any one year will not exceed 15% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

   (d) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined."

   The approval of a 75% majority of the votes cast by shareowners present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

7. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

   "That the directors be authorised to facilitate, inter alia, the acquisition by the Company, or a subsidiary of the Company, from time to time of the issued shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, and the Listings Requirements from time to time of the JSE Securities Exchange South Africa ("the JSE") ("the Listing Requirements") which general approval shall endure until the following annual general meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

(i) the repurchase of securities is implemented on the JSE "open market";

(ii) the Company is authorised thereto by its articles of association;

(iii) the Company is authorised by shareowners in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of the resolution;

(iv) the repurchase shall not in aggregate in any one financial year exceed 10% of the Company's issued ordinary shares, provided that any general repurchase may not exceed 10% of the Company's issued ordinary share capital in any one financial year;

(v) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(vi) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the Company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the Company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the Company will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the Company, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company;
3. the issued share capital of the Company will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the Company and its subsidiaries will be sufficient for the Liberty Holdings Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

REASON AND EFFECT

The reason for and effect of special resolution number 1 is to grant the Company a general authority in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, to facilitate the acquisition of the Company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the Company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the Company's shares, should it be in the interest of the Company to do so at any time while the general authority is in force.

By order of the board



J Worwood FCIS
Group secretary

Johannesburg 27 February 2003

Biographies of directors standing for re-election as directors of Liberty Group Limited and/or Liberty Holdings Limited

Liberty Group Limited

J H Maree (47) BCom, MA (Oxon)

Appointed to the Board in 1997. Chief Executive of Standard Bank Group Limited.

M Rapp (67) CA(SA)

Appointed to the Board in 1975. Former Managing Director of Liberty Holdings Limited. Director of Liberty International PLC.

A Romanis (63) CA

Appointed to the Board in 1986. Former Managing Director of Liberty Group Limited.

Liberty Holdings Limited

D A Hawton (65) FCIS

Appointed to the Board in 1999. Executive Chairman of Kersaf Limited. Director of Standard Bank Group Limited.

M Rapp (67) CA(SA)

Appointed to the Board in 1976. Former Managing Director of Liberty Holdings Limited. Director of Liberty International PLC.

A Romanis (63) CA

Appointed to the Board in 1993. Former Managing Director of Liberty Group Limited.

Shareowners' diaries

LIBERTY GROUP LIMITED
LIBERTY HOLDINGS LIMITED

Financial year end	31 December
Annual general meeting	16 April 2003
Announcements	
Half-year results for 2003	7 August 2003
Full-year results for 2003	26 February 2004
Annual report for 2003	31 March 2004
Ordinary dividends	
Interim	
– announcement	7 August 2003
– payable	1 September 2003
Final	
– announcement	26 February 2004
– payable	29 March 2004

Contact information



Group Secretarial

John Worwood

Telephone: (011) 408-3014

E-mail: john.worwood@liberty.co.za



Group Finance

Deon de Klerk

Telephone: (011) 408-2572

E-mail: deon.deklerk@liberty.co.za



Group Public and Investor Relations

Heather Ferreira

Telephone: (011) 408-3483

E-mail: heather.ferreira@liberty.co.za



Group Actuarial

Andrew Lonmon-Davis

Telephone: (011) 408-3415

E-mail: andrew.lonmondavis@liberty.co.za



Customer Call Centre

Telephone: 0860 456 789

Head office and registered address

Liberty Centre

1 Ameshoff Street

Braamfontein

Johannesburg, 2001

Postal address:

PO Box 10499, Johannesburg, 2000

Telephone: (011) 408-3911

Sponsored ADR depository bank

The Bank of New York

101 Barclay Street

New York NY 10286

United States of America

Transfer secretaries

Computershare Investor Services Limited

(Registration number 1958/003546/06)

70 Marshall Street

Johannesburg, 2001

Telephone: (011) 370-5000

Postal address:

PO Box 1053, Johannesburg, 2000

Auditors: Liberty Group Limited and Liberty Holdings Limited

PricewaterhouseCoopers Inc.

2 Eglin Road

Sunninghill, 2157

Postal address:

Private Bag X36 Sunninghill, 2157

Website

www.liberty.co.za

Notes

Proxy form

Liberty Group Limited

(Incorporated in the Republic of South Africa)

(Registration Number 1957/002788/06)

Forty-fifth annual general meeting to be held on Wednesday, 16 April 2003 at 08:30

I/We ______________________________

(Please print)

of ______________________________

being a member/s of the Company and being the registered owner/s of ______________________________

ordinary shares in the Company hereby appoint ______________________________

______________________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 16 April 2003 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My/Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Remuneration of the Chairman of the Board			
Remuneration of the Non-executive Directors			
Remuneration of the Chairman of the Audit and Actuarial Committee			
Remuneration of the Members of the Audit and Actuarial Committee			
Remuneration of the Chairman of the Risk Committee			
Remuneration of the Members of the Risk Committee			
Remuneration of the Chairman of the Remuneration Committee			
Remuneration of the Members of the Remuneration Committee			
Election of directors:			
J H Maree			
M Rapp			
A Romanis			
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Ordinary resolution No. 3			
Special resolution No. 1			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ______________ day of ______________ 2003

____

Signature ______________________________

Notes to proxy

Liberty Group Limited

1. Proxies must be lodged at the Company's office, Liberty Centre, 1 Ameshoff Street, Braamfontein, Johannesburg, 2001 (Postal address: PO Box 10499, Johannesburg, 2000) so as to be received by not later than 24 hours before the time specified for the aforementioned annual general meeting.

2. **All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the Company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the Company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the Company.

8. Any alterations made in this proxy form must be initialled.

Proxy form

Liberty Holdings Limited

(Incorporated in the Republic of South Africa)

(Registration Number 1968/002095/06)

Thirty-fifth annual general meeting to be held on Wednesday, 16 April 2003 at 09:15

I/We ______________________________

(Please print)

of ______________________________

being a member/s of the Company and being the registered owner/s of ______________________________

ordinary shares in the Company hereby appoint ______________________________

______________________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 16 April 2003 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My/Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Remuneration of the Chairman of the Board			
Remuneration of the Non-executive Directors			
Election of directors:			
D A Hawton			
M Rapp			
A Romanis			
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Special resolution No. 1			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ______________ day of ______________ 2003

Signature ______________________________

Notes to proxy

Liberty Holdings Limited

1. Proxies must be lodged at the Company's office, Liberty Centre, 1 Ameshoff Street, Braamfontein, Johannesburg, 2001 (Postal address: PO Box 10499, Johannesburg, 2000) so as to be received by not later than 48 hours before the time specified for the aforementioned annual general meeting.

2. **All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the Company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the Company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the Company.

8. Any alterations made in this proxy form must be initialled.

Contents

Liberty Group Limited and its Subsidiaries

Liberty Holdings Limited and its Subsidiaries

LIBERTY